    As filed with the Securities and Exchange Commission on February 8, 1999.
                                                      Registration No. 333-67003
                                                               File No. 811-9044

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                         -----------------------------


                    NATIONAL VARIABLE LIFE INSURANCE ACCOUNT

                             (Exact name of trust)


                        NATIONAL LIFE INSURANCE COMPANY

                              (Name of depositor)
                            One National Life Drive
                           Montpelier, Vermont  05604
         (Complete address of depositor's principal executive offices)

                         -----------------------------

                               D. Russell Morgan
                                    Counsel
                        National Life Insurance Company
                            One National Life Drive
                           Montpelier, Vermont  05604
                (name and complete address of agent for service)

                         -----------------------------

                                    Copy to:
                             Stephen E. Roth, Esq.
                          Sutherland Asbill & Brennan
                          1275 Pennsylvania Avenue, NW
                           Washington, DC  20004-2404
                         -----------------------------


                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of this Registration Statement.

                         -----------------------------

                       TITLE OF SECURITIES BEING OFFERED:


        Flexible premium variable universal life insurance policies.



The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                            SENTINEL BENEFIT PROVIDER
                                      A Variable Universal Life Insurance Policy
                                                   Intended Primarily
                                              for the Corporate Market

                                                       PROSPECTUS

                                                 Dated February 12, 1999


[GRAPHIC]

--------------------------------------------------------------------------------
National Life Insurance Company - Home Office: National Life Drive, Montpelier,
                         Vermont 05604 - 1-800-536-5934
--------------------------------------------------------------------------------
This Prospectus describes the Sentinel Benefit Provider Policy, a flexible premium variable universal life insurance policy offered by National Life Insurance Company. The policy has an insurance component and an investment component. Owners of policies can make premium payments at various times and in various amounts. You can also allocate premiums among a number of funds with different investment objectives and you can increase or decrease the death benefit payable under your policy. You may also choose between two death benefit compliance tests at the time your policy is issued.

We make certain deductions from premium payments. Then these premium payments go to the National Variable Life Insurance Account, a separate account of National Life. This separate account has twenty subaccounts, each of which buys shares of specific fund portfolios. The available funds are shown below.

-----------------------------------------------------------------------------------------------------------------------------
                                                                             AMERICAN CENTURY VARIABLE     GOLDMAN SACHS
  MARKET STREET FUND, INC.                ALGER AMERICAN FUND                 PORTFOLIOS, INC.             VARIABLE INSURANCE
                                                                                                           TRUST
-----------------------------------------------------------------------------------------------------------------------------
- AGGRESSIVE GROWTH PORTFOLIO*           - GROWTH PORTFOLIO                  - VP INCOME & GROWTH          - CORE SMALL CAP
                                                                             PORTFOLIO                     EQUITY
- BOND PORTFOLIO*                        - SMALL CAPITALIZATION PORTFOLIO    - VP VALUE PORTFOLIO          - GLOBAL INCOME
- GROWTH PORTFOLIO*                                                                                        - INTERNATIONAL EQUITY
- INTERNATIONAL PORTFOLIO+                                                                                 - MID CAP EQUITY
- MANAGED PORTFOLIO*
- MONEY MARKET PORTFOLIO*
- SENTINEL GROWTH PORTFOLIO*

*Managed by Sentinel Advisors Company    Managed by Fred Alger               Managed by American Century   Managed by Goldman Sachs
+Managed by Provident Mutual             Management, Inc.                    Investment Management, Inc.   Asset Management &
Investment Management Company                                                                              Goldman Sachs Asset
                                                                                                           Management International

-----------------------------------------------------------------------------------------------------------------------------
                                         NEUBERGER & BERMAN                  STRONG VARIABLE INSURANCE
J.P. MORGAN SERIES TRUST II              ADVISERS MANAGEMENT TRUST           FUNDS, INC.                   STRONG OPPORTUNITY
-----------------------------------------------------------------------------------------------------------------------------
- INTERNATIONAL OPPORTUNITIES            - PARTNERS PORTFOLIO                - GROWTH FUND II                 FUND II
PORTFOLIO
- SMALL COMPANY PORTFOLIO


Managed by J. P. Morgan Asset            Managed by Neuberger & Berman       Managed by Strong Capital     Managed by Strong Capital
Management, Inc.                         Management, Inc.                    Management, Inc.              Management, Inc.
----------------------------------------------------------------------------------------------------------------------------------

The value in each subaccount will depend upon the investment results of the funds you select. You bear the entire investment risk for all amounts allocated to the various funds; there is no guaranteed minimum value for any of the funds, and the value of your policy may be more or less than premiums paid.

You must receive, with this prospectus, current prospectuses for all of the fund choices. They describe the investment objectives and the risks of the funds.

The value of your policy will also reflects our charges which include cost of insurance charges, the policy administration charge, the mortality and expense risk charge, the separate account administration charge, and certain other charges. During the first five years your policy will remain in force if specified premiums are paid on time, or if the policy has enough value to pay the monthly charges as they become due. After the fifth year, the Policy will remain in force only so long as it has enough value to pay the monthly charges as they become due.

We recommend that you read this prospectus carefully. It may also be useful to keep it to refer to later.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE POLICY OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

                                                                                                                   PAGE

Summary Description of the Policy...................................................................................1
            The Policy Offered......................................................................................1
            The Separate Account....................................................................................1
            Availability of Policy..................................................................................2
            The Death Benefit.......................................................................................2
            Flexibility to Adjust Amount of Death Benefit...........................................................2
            Account Value...........................................................................................2
            Allocation of Net Premiums..............................................................................3
            Transfers...............................................................................................3
            Free-Look Privilege.....................................................................................3
            Charges Assessed in Connection with the Policy..........................................................4
                        Summary of Policy Expenses..................................................................4
                        Premium Loads...............................................................................6
                        Monthly Deductions..........................................................................6
                        Daily Charges Against the Separate Account..................................................6
                        Transfer Charge.............................................................................7
                        Other Charges...............................................................................7
                        Allocation of Charges to the Subaccounts....................................................7
            Policy Lapse and Reinstatement..........................................................................7
            Loan Privilege..........................................................................................7
            Withdrawal of Net Account Value.........................................................................8
            Surrender of the Policy.................................................................................8
                        Tax Treatment...............................................................................8
                        Illustrations of Death Benefits, Account Value and Net Cash Surrender Value.................9

National Life Insurance Company, The Separate Account, and The Funds................................................10
            National Life Insurance Company.........................................................................10
            The Separate Account....................................................................................10
            The Market Street Fund..................................................................................11
                        The Growth Portfolio........................................................................11
                        The Sentinel Growth Portfolio...............................................................11
                        The Aggressive Growth Portfolio.............................................................11
                        The Bond Portfolio..........................................................................11
                        The Managed Portfolio.......................................................................11
                        The International Portfolio.................................................................11
                        The Money Market Portfolio..................................................................11

                                                                                                                    PAGE
            Alger American Fund.....................................................................................12
                        Alger American Small Capitalization Portfolio...............................................12
                        Alger American Growth Portfolio.............................................................12
            American Century Variable Portfolios, Inc...............................................................12
                        VP Value Portfolio..........................................................................13
                        VP Income & Growth Portfolio................................................................13
            Goldman Sachs Variable Insurance Trust..................................................................13
                        International Equity........................................................................13
                        Global Income...............................................................................13
                        CORE Small Cap Equity.......................................................................13
                        Mid Cap Equity..............................................................................13
            J.P. Morgan Series Trust II.............................................................................14
                        International Opportunities Portfolio.......................................................14
                        Small Company Portfolio.....................................................................14
            Neuberger & Berman Advisers Management Trust............................................................14
                        Partners Portfolio..........................................................................15
            Strong Variable Insurance Funds, Inc. and Strong Opportunity Fund, Inc..................................15
                        Growth Fund II..............................................................................15
                        Strong Opportunity Fund II..................................................................15
            Resolving Material Conflicts............................................................................15
            Detailed Description of Policy Provisions...............................................................16
            Death Benefit...........................................................................................16
                        General.....................................................................................16
                        Federal Income Tax Law Compliance Test Options..............................................17
                        Death Benefit Options.......................................................................17
                        Option A....................................................................................17
                        Option B....................................................................................18
                        Change in Death Benefit Option..............................................................18
                        How the Death Benefit May Vary..............................................................19
            Ability to Adjust Face Amount...........................................................................19
                        Increase....................................................................................19
                        Decrease....................................................................................20
            How the Duration of the Policy May Vary.................................................................20
            Account Value...........................................................................................20
                        Determination of Number of Units for the Separate Account...................................20
                        Determination of Unit Value.................................................................21
                        Net Investment Factor.......................................................................21
                        Calculation of Account Value................................................................21
            Payment and Allocation of Premiums......................................................................21
                        Issuance of a Policy........................................................................21
                        Amount and Timing of Premiums...............................................................21
                        Premium Limitations.........................................................................22
                        Allocation of Net Premiums..................................................................23
                        Transfers...................................................................................23
                        Policy Lapse................................................................................23
                        Reinstatement...............................................................................24




                                                                                                                    PAGE


Charges and Deductions..............................................................................................24
            Premium Loads...........................................................................................24
            Monthly Deductions......................................................................................24
                        Cost of Insurance Charge....................................................................24
                        Cost of Insurance Rate......................................................................25
                        Rate Class..................................................................................25
                        Term Rider Charge...........................................................................25
                        Policy Administration Charge................................................................25
                        Underwriting Charge.........................................................................25
            Mortality and Expense Risk Charge.......................................................................26
            Separate Account Administration Charge..................................................................26
            Transfer Charge.........................................................................................26
            Other Charges...........................................................................................26
            Possible Charge for National Life's Taxes...............................................................26
Policy Rights and Privileges........................................................................................27
            Loan Privileges.........................................................................................27
                        General.....................................................................................27
                        Interest Rate Charged.......................................................................27
                        Allocation of Loans and Collateral..........................................................27
                        Interest Credited to Amounts Held as Collateral.............................................27
                        Effect of Policy Loan.......................................................................27
                        Loan Repayments.............................................................................27
                        Lapse With Loans Outstanding................................................................28
                        Tax Considerations..........................................................................28
            Surrender Privilege.....................................................................................28
            Withdrawal of Net Account Value.........................................................................28
                        Option A....................................................................................28
                        Option B....................................................................................29
            Free-Look Privilege.....................................................................................30
            Transfer Right for Change in Investment Policy..........................................................30






                                                                                                                    PAGE

Other Policy Provisions.............................................................................................30
                        Indefinite Policy Duration..................................................................30
                        Payment of Policy Benefits..................................................................30
                        The Policy..................................................................................31
                        Split Dollar Arrangements...................................................................31
                        Assignments.................................................................................31
                        Misstatement of Age and Sex.................................................................32
                        Suicide.....................................................................................32
                        Incontestability............................................................................32
                        Dividends...................................................................................32
                        Correspondence..............................................................................32
                        Settlement Options..........................................................................32
                        Payment of Interest Only....................................................................32
                        Payments for a Stated Time..................................................................32
                        Payments for Life...........................................................................32
                        Payments of a Stated Amount.................................................................32
                        Life Annuity................................................................................32
                        Joint and Two Thirds Annuity................................................................33
                        50% Survivor Annuity........................................................................33

Supplemental Term Insurance Rider...................................................................................33

Federal Income Tax Considerations...................................................................................33
            Introduction............................................................................................33
            Tax Status of the Policy................................................................................33
            Tax Treatment of Policy Benefits........................................................................34
                        In General..................................................................................34
                        Modified Endowment Contracts................................................................35
                        Distributions from Policies Classified as Modified Endowment Contracts......................35
                        Distributions from Policies Not Classified as Modified Endowment Contracts..................35
                        Policy Loan Interest........................................................................36
                        Investment in the Policy....................................................................36
                        Multiple Policies...........................................................................36
                        Possible Changes in Taxation ...............................................................36

Voting Rights.......................................................................................................36
Changes in Applicable Law, Funding and Otherwise....................................................................37
Officers and Directors of National Life.............................................................................37
Distribution of Policies............................................................................................39



                                                                                                                    PAGE

Policy Reports          ............................................................................................40
Third Party Administrator...........................................................................................40
State Regulation....................................................................................................40
Preparing for Year 2000.............................................................................................40
Experts.............................................................................................................41
Legal Matters.......................................................................................................41
Financial Statements................................................................................................41
Glossary............................................................................................................42
Appendix A-Illustration of Death Benefits, Account Values and
            Net Cash Surrender Values...............................................................................A-1

Financial Statements................................................................................................F-1


THE POLICY MAY NOT BE AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT OFFER THE POLICY IN ANY STATE IN WHICH WE MAY NOT LEGALLY OFFER THE POLICY. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

THE PRIMARY PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION. WE DO NOT CLAIM THAT THE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO AN INVESTMENT IN A MUTUAL FUND.

                        SUMMARY DESCRIPTION OF THE POLICY

       You should read this summary of the policy provisions together with the detailed information appearing later in this Prospectus. Unless otherwise noted, this Prospectus assumes the Insured is alive. The precise meanings of the few capitalized terms used in this summary can be found in the Glossary, on pages 42 to 46.

THE POLICY OFFERED

       The Sentinel Benefit Provider flexible premium variable universal life insurance policy offered by this Prospectus is issued by National Life. Its primary market is the corporate market. The policy allows you, subject to certain limitations, to make premium payments in any amount and whenever you like. As long as the policy remains in force, it will provide for:

       (1) Life insurance coverage on the named insured person;

       (2) A cash surrender value; and

       (3) Surrender and withdrawal rights and policy loan privileges; and

       (4) A variety of additional insurance benefits.

       Life insurance is a long-term investment. You should consider your need for insurance coverage and the policy's investment potential on a long-term basis.

       There is no fixed schedule for premium payments. You may, within limits, increase or decrease the Face Amount and, if you have selected the Guideline Premium Test to determine compliance with federal income tax law (see "Federal Income Tax Law Compliance Test Options", page 17), you may change the Death Benefit Option. The policy's value will fluctuate based on the investment results of the chosen fund portfolios, as well as other factors. The death benefit may also rise and fall, but not below the face amount as long as the policy remains in force.

       The failure to pay any particular amounts of premiums will not itself cause the policy to lapse. Conversely, the payment of premiums in any amount or frequency will not necessarily guarantee that the policy will remain in force. In general, the Policy will lapse if it does not have enough value to pay the monthly charges as they become due. During the first five years, the policy will not lapse even if its value is not enough to pay the monthly charges as they become due, if at least specified amounts of premiums have been paid (these amounts are defined in the Glossary as the Cumulative Minimum Monthly Premium).

THE SEPARATE ACCOUNT

       The National Variable Life Insurance Account is divided into subaccounts, twenty of which are available under this policy. Each of these subaccounts purchases shares of a designated corresponding Portfolio that is part of one of the following Funds: the Market Street Fund, the Alger American Fund, the American Century Variable Portfolios, Inc., the Goldman Sachs Variable Insurance Trust, the J.P. Morgan Series Trust II, the Neuberger & Berman Advisers Management Trust, managed by Neuberger & Berman Management Incorporated, and the Strong Variable Insurance Funds, Inc., and Strong Opportunity Fund II, managed by Strong Capital Management, Inc. There is no assurance that the investment objectives of a particular Portfolio will be met. You bear the entire investment risk on the value of your policy.

AVAILABILITY OF POLICY


       This Policy can be issued for Insureds with Issue Ages of at least 20. The insured person must be 85 years old or younger for policies underwritten on the basis of full medical underwriting (65 or younger for guaranteed issue and simplified issue). The Minimum Face Amount per Policy is $5000. The Minimum Initial Premium per set of Policies purchased at the same time and associated with a corporation or its affiliates, a trust or a partnership, or for a Policy sold to an individual, is $50,000. The Policies are available on a full medical underwriting basis, a simplified issue basis, or a guaranteed issue basis. Before issuing a Policy on a full medical underwriting basis, we will require that the person to be insured meets certain underwriting standards satisfactory to us. The rate classes available are Male non-smoker, Female non-smoker, Unisex non-smoker, Male smoker, Female smoker, Unisex smoker, Male unismoker, female unismoker, and Unisex unismoker. (See "Issuance of a Policy," Page 21.) In simplified issue cases, the application will ask 3 medical questions about the person to be insured.


THE DEATH BENEFIT

       As long as the Policy remains in force, we will pay the death benefit to the beneficiary when we receive proof of the insured person's death. When you purchase the policy, you must choose between two different death benefit compliance tests used to qualify the policy as life insurance under the Internal Revenue Code: the cash value accumulation test or the guideline premium test. Once chosen, the death benefit compliance test that applies to the Policy cannot be changed. If the Guideline Premium Test is chosen, then two death benefit options are available. Option A provides for the greater of (a) the policy's face amount and (b) the Death Benefit Factor times the Cash Surrender Value. Option B provides for the greater of (a) the policy's face amount plus the Account Value and (b) the Death Benefit Factor times the Cash Surrender Value. (See "Death Benefit Options," Page 17). If the cash value accumulation test is chosen, only Option A is available. The total death benefit will be the amount provided for under Option A or Option B, plus any dividends payable and any coverage provided by the optional term rider, and minus any outstanding policy loans and accrued interest, and any unpaid monthly charges.

FLEXIBILITY TO ADJUST AMOUNT OF DEATH BENEFIT

       You will have the ability to increase or decrease the face amount of the policy. If you have elected the guideline premium test to qualify the policy as life insurance for federal income tax purposes, you will also be able to change the death benefit option from Option A to Option B, or from Option B to Option
A. (See "Change in Death Benefit Option," Page 18, and "Ability to Adjust Face Amount," Page 19.)

       Any change in death benefit option or in the face amount may affect the charges under the policy. Any increase in the face amount will result in an increase in monthly charges, since the policy will be providing more insurance coverage. A decrease in face amount may also change the monthly deductions. (See "Cost of Insurance Charge," Page 24.)

       If you have elected the guideline premium test and you request a decrease in face amount that would result in total premiums exceeding the maximum premium limitations applicable under the Internal Revenue Code for life insurance, we will not allow the decrease.

ACCOUNT VALUE

       The Account Value is the total amount of value held in your policy at any time. It equals the sum of the amounts held in the subaccounts of the separate account, plus amounts held in the Loan Account. (See "Calculation of Account Value," Page 21.)

       The Account Value in the separate account will reflect the investment performance of the chosen funds, any premiums paid, any transfers, any withdrawals, any loans, any loan repayments, any loan interest paid or credited and any charges assessed on the policy. You bear the entire investment risk for amounts in the separate account. There is no guaranteed minimum for the portion of the Account Value in the separate account. Account Value in the separate account may be more or less than the premiums allocated to the separate account.

       The Account Value in the Loan Account will reflect any amounts transferred from the separate account as collateral for policy loans, plus interest at 4%. The Loan Account will be reduced by loan repayments. (See "Loan Privileges," Page 27.)

       The Account Value affects the death benefit and the level of cost of insurance charges.

ALLOCATION OF NET PREMIUMS

       Net premiums (that is, premiums you pay minus the deductions we make from premium payments) will generally go to the subaccounts of the separate account in accordance with the percentages you have specified, either in the application or as subsequently changed. Account Value cannot be allocated to more than ten subaccounts at any one time.


       Any net premiums received before the end of the "free look" period will go initially to the Money Market Subaccount. For this purpose we will assume that the free look period will end on the earliest of (a) the end of the tenth day following receipt of the Policy by you, if we receive at our Home Office a signed delivery receipt for the Policy on or before that date; (b) the end of the day on which we receive at the Home Office a signed delivery receipt for the Policy, if on or between the eleventh and nineteenth days after the date the Policy is issued; or (c) 20 days after the date the Policy is issued. On the first Valuation Date on or after the earliest of the dates forth above, whichever is sooner, the amount in the Money Market Subaccount (including investment experience) will go to each of the chosen subaccounts based on your chosen percentages. (See "Allocation of Net Premiums," Page 23.)


TRANSFERS

       You may transfer the amounts in the subaccounts of the separate account among the subaccounts on any business day. Transfer requests must be in writing and in a form acceptable to us. Currently you are allowed an unlimited number of transfers without charge. However, we may in the future impose a maximum charge of $25 on each transfer in excess of twelve transfers in any one year. (See "Transfers," Page 23.)

FREE-LOOK PRIVILEGE


       The policy provides for an initial "free-look" period, during which you may cancel the policy and receive a refund equal to the gross premiums paid on your policy. This free-look period ends on the later of the end of the tenth day after you receive the policy, or any longer period provided by state law. To cancel the policy, you must return the policy to National Life or to an agent of National Life within this period with a written request for cancellation. (See "Free-Look Privilege," Page 30.)


CHARGES ASSESSED IN CONNECTION WITH THE POLICY

            Summary of Policy Expenses.

               Transaction Expenses
                     Premium Loads......................................Year 1: 13% of premiums paid up to the Target
                                                                        Premium, 0.5% of premiums paid in excess of
                                                                        Target Premium;
                                                                        Years 2 to 7: 15% of premiums paid up to Target
                                                                        Premium, 2.5% of premiums paid in excess of
                                                                        Target Premium; and
                                                                        Years 8 and thereafter: 5% of premiums paid up
                                                                        to Target Premium, 2.5% of premiums paid in
                                                                        excess of Target Premium;
                                                                        in each case plus an amount equal to the state and
                                                                        local premium taxes actually assessed by the
                                                                        jurisdiction in which the insured person resides.

                     Transfer Charge....................................No current charge(1)

               Daily Charges
                     Mortality and Expense Risk Charge..................For years 1 - 7: 0.35% of Account Value in the separate account
                                                                        For years 8 -10: 0.25% of Account Value in the
                                                                        separate account
                                                                        For years 11-20: 0.15% of Account Value in the
                                                                        separate account
                                                                        For year 21 and thereafter: 0.10% of
                                                                        Account Value in the separate account(2)
                     Separate Account Administration
                     Charge                                             0.10% of Account Value in the separate account
                                                                        per year
               Monthly Deductions
                     Cost of Insurance Charge                           Varies by age, sex, rate class-See below
                     Policy Administration Charge.......................$66 per year(3)
                     Underwriting Charge                                $20 in the first year, $45 in each of years 2 - 5;
                                                                        only applies to policies issued on the basis of full
                                                                        medical underwriting.
               Supplemental Term Insurance Rider
                     Charge.............................................Varies by age, sex, rate class-See below
=============================================================================================================================

(1) We reserve the right to impose in the future a transfer charge of up to $25 for each transfer in excess of twelve transfers in any year.
(2) We reserve the right to increase the Mortality and Expense Risk Charge to rates up to 0.60% annually of Account Value in the separate account at any time.
(3) We reserve the right to increase the Policy Administration Charge up to an amount equal to $96 per year.

Annual Charges of Underlying Funds (for the year ended December 31, 1997)

                                                                       Management               Other                   Total
                                                                          Fee                 Expenses                Expenses
                                                                       ----------             --------                --------
               Market Street Fund, Inc.:
                     Money Market Portfolio                               .25%                   .14%                   .39%
                     Bond Portfolio                                       .35%                   .22%                   .57%
                     Managed Portfolio                                    .40%                   .18%                   .58%
                     Aggressive Growth Portfolio                          .45%                   .18%                   .63%
                     International Portfolio                              .75%                   .27%                   1.02%
                     Growth Portfolio                                     .33%                   .10%                    .43%
                     Sentinel Growth Portfolio                            .50%                   .40%                    .90%

               Alger American Fund:
                     Alger American Growth Portfolio                      .75%                   .04%                   .79%
                     Alger American Small Capitalization                  .85%                   .04%                    .89%

               American Century Variable Portfolios, Inc.
                     VP Value Portfolio                                   1.00%                  0                       1.00%
                     VP Income & Growth Portfolio                          .70%                  0                        .70%

               Goldman Sachs Variable Insurance Trust
                     International Equity                                 1.00%                  .25%                    1.25%
                     Global Income                                         .90%                  .15%                    1.05%
                     CORE Small Cap Equity                                 .75%                  .15%                     .90%
                     Mid Cap Equity                                        .80%                  .15%                     .95%

               J.P. Morgan Series Trust II
                     International Opportunities Portfolio                 .60%                  .60%                    1.20%
                     Small Company Portfolio                               .60%                  .55%                    1.15%

               Neuberger & Berman Advisers Management Trust
                     Partners Portfolio                                    .86%                   0                       .86%

               Strong Variable Insurance Funds, Inc.
                     Growth Fund II                                       1.00%                  .20 %                  1.20%

               Strong Opportunity Fund II                                 1.00%                  .15%                   1.15%


       We have agreed to reimburse a portion of the expenses of the Market Street Sentinel Growth Portfolio. Without this reimbursement, that Portfolio's management fee would have been 0.50%, its other expenses would have been 0.85%, and its and total expenses would have been 1.35%.

       Strong Capital Management, Inc. agreed to reimburse a portion of the Growth Fund II Portfolio's expenses during the period. Without this reimbursement, that Portfolio's management fee would have been 1.00%, its other expenses would have been 1.00%, and its total expenses would have been 2.00%.

       J.P. Morgan Asset Management, Inc. agreed to reimburse a portion of the International Opportunities Portfolio's expenses and the Small Company Portfolio's expenses during the period.

Without these reimbursements, the International Opportunities Portfolio's management fee would have been 0.60%, its other expenses would have been 3.65%, and its total expenses would have been 4.25%. The Small Company Portfolio's management fee would have been 0.60%, its other expenses would have been 3.21%, and its total expenses would have been 3.81%.

       The expense ratios presented above for the four series of Goldman Sachs Variable Insurance Trust are estimates, since the Trust began operations on January 1, 1998. In the absence of expense reimbursement programs, under which Goldman Sachs Asset Management and Goldman Sachs Asset Management International have agreed to reduce or limit certain Fund expenses (excluding management fees, taxes, interest and brokerage fees, and litigation, indemnification and extraordinary expenses), it is estimated that the International Equity Fund would have had other expenses of 1.22% and total other expenses of 2.22%, the Global Income Fund would have had other expenses of 1.72% and total other expenses of 2.62%,, the CORE Small Cap Equity Fund would have had other expenses of 1.03% and total other expenses of 2.22%, and the Mid Cap Equity Fund would have had other expenses of .53% and total other expenses of 1.33%.

       We anticipate that these reimbursement arrangements will continue, but there are no legal obligations to continue these arrangements for any particular period of time. If they are terminated, the affected portfolios' expenses may increase.

       Premium Loads. We will deduct a Premium Load from each premium payment. The Premium Load consists of the Distribution Charge and the Premium Tax Charge. The Distribution Charge is equal to, in the first year, 13% of the premiums paid during the year up to the Target Premium, and 0.5% of premiums paid in excess of the Target Premium. In the second through seventh years, the Distribution Charge is equal to 15% of premiums paid during a year up to the Target Premium, and 2.5% of premiums paid in excess of the Target Premium in a year. After the seventh year, the Distribution Charge will be 5% of premiums paid during a year up to the Target Premium, and 2.5% of premiums paid in excess of the Target Premium in a year.

       The Premium Tax Charge will vary from state to state, and will be equal to the actual amount of premium tax assessed in the jurisdiction in which the insured person resides. (See "Premium Loads," Page 24.)

       Monthly Deductions. Starting on the day the policy is issued and in each following month, we will assess the Cost of Insurance Charge, the Policy Administration Charge, and, for policies issued on the basis of full medical underwriting, the Underwriting Charge. Any applicable charge for the Term Rider will also be assessed monthly. The monthly Cost of Insurance Charge will be determined by multiplying the Net Amount at Risk by the applicable cost of insurance rate(s). See "Cost of Insurance Charge," Page 31. The Policy Administration Charge is $5.50 per month, This Charge may be changed but is guaranteed never to be greater than $8.00 per month. (See "Policy Administration Charge," Page 25.)

       If a policy is issued with full medical underwriting. we will assess an Underwriting Charge each month in the first five years. The Underwriting Charge totals $20 in Policy Year 1, and $45 in each of the next four Policy Years. Policies issued on the basis of guaranteed issue or simplified issue will not be assessed an Underwriting Charge. (See "Underwriting Charge", page 25).

       Daily Charges Against the Separate Account. We will assess a daily charge for our assumption of certain mortality and expense risks we accept on the Policy. The current annual rates are set forth below.

           For years 1 - 7: 0.35% of Account Value in the separate account
           For years 8 -10: 0.25% of Account Value in the separate account
           For years 11-20: 0.15% of Account Value in the separate account; and For year 21 and thereafter: 0.10% of Account Value in the separate account.

We may increase the above rates for the Mortality and Expense Risk Charge, but the charge is guaranteed not to exceed 0.60% of Account Value in the separate account at all times. (See "Mortality and Expense Risk Charge," Page 26.)

       We also assess a daily separate account administration charge to cover the expense of separate account administration. The annual rate of this charge is 0.10% of Account Value in the separate account. (See "Separate Account Administration Charge", page 26).

       Transfer Charge. Currently you are allowed an unlimited number of transfers without charge. We have no current intent to impose a transfer charge in the foreseeable future; however, we reserve the right to impose in the future a charge of up to $25 for each transfer in excess of twelve transfers in any year. (See "Transfer Charge," Page 26.)

       Other Charges. The subaccounts of the separate account purchase shares of the funds at net asset value, which reflects management fees and expenses deducted from the assets of the funds.

       Allocation of Charges to the Subaccounts. All of the above charges will be allocated to the subaccounts of the separate account based on the proportion that each subaccount's value bears to the total Account Value in the separate account.

POLICY LAPSE AND REINSTATEMENT

       During the first five Policy Years, a policy will not lapse if premiums in a specified amount (defined in the Glossary as the Cumulative Minimum Monthly Premium) have been paid, no matter what happens to the value of the policy. If, however, the specified premiums have not been paid or the policy is more than five years old, and the policy's value is not enough to pay the monthly charges as they become due, the policy will lapse after a 61-day grace period unless a sufficient premium is paid.

       You may reinstate a lapsed policy at any time within five years after the beginning of the grace period, if you meet certain conditions, including providing evidence of insurability satisfactory to us and the payment of a sufficient premium. (See "Reinstatement," Page 24.)

LOAN PRIVILEGE

       You may borrow against the policy. The maximum amount of all loans is the Net Account Value less three times the next monthly deduction, and less the loan interest due until the next policy anniversary. Policy loans and repayments may be taken or made on any business day.

       Policy loans will bear interest at the following fixed rates:

             For years 1 - 7: 4.60%
             For years 8 - 10: 4.50%
             For years 11 - 20: 4.40%
             For year 21 and thereafter: 4.35%.

       Interest is payable at the end of each policy year. If interest is not paid when due, it will be added to the outstanding loan balance. You may repay policy loans at any time and in any amount. When the death benefit becomes payable or the policy is surrendered we will deduct policy loans and accrued interest from the proceeds otherwise payable.

       When you take a policy loan, we will hold Account Value in the Loan Account as collateral for the Policy loan. We will take Account Value from the subaccounts of the separate account in proportion to the values in the subaccounts. Account Value held in the Loan Account as collateral will earn interest at an effective annual rate of 4%. (See "Loan Privileges," Page 27.)

       Loans may cause a policy to lapse, depending upon the investment performance of the Account Value and the amount of the loan. If a policy is not a Modified Endowment Contract, lapse of a policy with loans outstanding may result in adverse tax consequences. (See "Tax Treatment of Policy Benefits," Page 34.)

WITHDRAWAL OF NET ACCOUNT VALUE

       After the first policy anniversary, you may request a withdrawal of Net Account Value on any business day. The withdrawal amount will be taken from the subaccounts of the separate account in proportion to the values in the subaccounts. If the guideline premium test for federal tax law compliance and death benefit option A are in effect, we will reduce the face amount of the policy by an amount equal to the lesser of (a) the amount of the withdrawal and
(b) the excess of the face amount plus any term insurance amount provided by the Term Rider, divided by the Death Benefit Factor, over the Cash Surrender Value just after the withdrawal, but in any case not less than zero. If death benefit option B is in effect, the withdrawal will not decrease the face amount. If the cash value accumulation test is in effect, the withdrawal will result in a decrease in the face amount plus any term insurance amount provided by the Term Rider of an amount equal to the withdrawal amount times 1.00327374 (See "Withdrawal of Net Account Value," Page 28.)

       If a requested withdrawal would reduce the face amount below $5000, the withdrawal will not be allowed.

SURRENDER OF THE POLICY

       You may at any time fully surrender your policy and receive the Net Cash Surrender Value, if any, which will take into account any outstanding policy loans and accrued interest (See "Surrender Privilege," Page 28.)

TAX TREATMENT

       We believe that a Policy issued on a standard rate class basis generally should meet the Section 7702 definition of a life insurance contract. For policies issued on a substandard basis, there is insufficient guidance to determine if such a policy would in all situations satisfy the Section 7702 definition of a life insurance contract. Assuming that a policy qualifies as a life insurance contract for Federal income tax purposes, you should not be deemed to be in constructive receipt of value under your policy until there is a distribution from the policy. Moreover, death benefits payable under a policy should be completely excludable from the gross income of the beneficiary. As a result, the beneficiary generally should not be taxed on these proceeds. (See "Tax Status of the Policy," Page 33.)

       Under certain circumstances, a policy may be treated as a "Modified Endowment Contract." If a policy is a Modified Endowment Contract, then all pre-death distributions, including policy loans, will be treated first as a distribution of taxable income and then as a return of basis or investment in the contract. In addition, prior to age 59-1/2 any distributions generally will be subject to a 10% penalty tax. (For further discussion on the circumstances under which a Policy will be treated as a Modified Endowment Contract, See "Tax Treatment of Policy Benefits," Page 34.)


       If a policy is not a Modified Endowment Contract, distributions generally will be treated first as a return of basis or investment in the contract and then as disbursing taxable income. Moreover, loans will not be treated as distributions. Finally, neither distributions nor loans from a policy that is not a Modified Endowment Contract are subject to the 10% penalty tax. (See "Distributions from Policies Not Classified as Modified Endowment Contracts," Page 35.)

ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUE AND NET CASH SURRENDER VALUE

       Illustrations of how investment performance of the separate account may cause the death benefit, the Account Value and the Net Cash Surrender Value to vary are included in Appendix A commencing on Page A-1.

       These illustrations of hypothetical values may help you to understand the long-term effects of different levels of investment performance, of charges and deductions, of electing one or the other death benefit option or death benefit compliance test, and generally comparing and contrasting this policy to other life insurance policies. Nonetheless, the illustrations are based on hypothetical investment rates of return. THEY ARE NOT GUARANTEED. Illustrations are not a representation of past or future performance. Actual rates of return may be more or less than those reflected in the illustrations and, therefore, actual values will differ from those illustrated.

       The following detailed description of the policy uses certain precise terms which are capitalized. These terms have the meanings set out in the Glossary, on pages 42 to 46.

             NATIONAL LIFE INSURANCE COMPANY, THE SEPARATE ACCOUNT,
                                 AND THE FUNDS.

NATIONAL LIFE INSURANCE COMPANY

       National Life Insurance Company ("National Life", or "we"), is authorized to transact life insurance and annuity business in Vermont and in 50 other jurisdictions. National Life was originally chartered as a mutual life insurance company in 1848 under Vermont law. It is now a stock life insurance company, all of the outstanding stock of which is indirectly owned by National Life Holding Company, a mutual insurance holding company established under Vermont law on January 1, 1999. All policyholders of National Life, including all the Owners of the Policies, are voting members of National Life Holding Company. National Life assumes all insurance risks under the Sentinel Benefit Provider policy offered by this Prospectus (the "Policy") and its assets support the Policy's benefits. On December 31, 1997, National Life's consolidated assets were over $8 billion. (See "Financial Statements,"
Page F-1.)



THE SEPARATE ACCOUNT


       The National Variable Life Insurance Account (the "Separate Account") was established by National Life on February 1, 1985 under the provisions of the Vermont Insurance Law. It is a separate investment account to which assets are allocated to support the benefits payable under the Policies, other variable life insurance policies National Life currently issues, and other variable life insurance policies National Life may issue in the future.

       The Separate Account's assets are the property of National Life. Each Policy provides that the portion of the Separate Account's assets equal to the reserves and other liabilities under the Policies (and other policies) supported by the Separate Account will not be chargeable with liabilities arising out of any other business that National Life may conduct. The portion of the Separate Account's assets equal to the reserves and other liabilities under the Policies may, however, be chargeable with liabilities arising from other subaccounts of the Separate Account that fund other variable life insurance policies. In addition to the net assets and other liabilities for the Policies (and other policies), the Separate Account's net assets include amounts derived from expenses charged to the Policies (and the other policies) by National Life which it currently holds in the Separate Account, and may in the future include amounts held to support other variable life insurance policies issued by National Life. From time to time these additional amounts will be transferred in cash by National Life to its general account.

       The Separate Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust type of investment company. Such registration does not involve any supervision of the management or investment practices or policies of the Separate Account by the SEC. The Separate Account meets the definition of a "Separate Account" under Federal securities laws.

       You may choose among the Subaccount options described below. However, a Policy may not allocate Account Value to more than ten Subaccounts at any one time.

THE MARKET STREET FUND

       The Growth, Sentinel Growth, Aggressive Growth, Bond, Managed, International, and Money Market Subaccounts of the Separate Account invest in shares of The Market Street Fund, Inc., a "series" type of mutual fund which is registered with the SEC under the 1940 Act as a diversified open-end management investment company. The Market Street Fund currently issues seven "series" or classes of shares, each representing an interest in a separate portfolio within the Fund, which are purchased and redeemed by the corresponding Subaccounts of the Separate Account: the Growth Portfolio, the Sentinel Growth Portfolio, the Aggressive Growth Portfolio, the Bond Portfolio, the Managed Portfolio, the International Portfolio and the Money Market Portfolio. The Market Street Fund sells and redeems its shares at net asset value without a sales charge.

       The investment objectives of the Market Street Fund's Portfolios eligible for purchase by the Separate Account are set forth below. The investment experience of each of the Subaccounts of the Separate Account depends on the investment performance of the corresponding Portfolio. There is no assurance that any Portfolio will achieve its stated objective.

       The Growth Portfolio. The Growth Portfolio seeks intermediate and long-term growth of capital. A reasonable level of income is an important secondary objective. This Portfolio pursues its objectives by investing primarily in common stocks of companies believed to offer above-average growth potential over both the intermediate and the long term.

       The Sentinel Growth Portfolio. The Sentinel Growth Portfolio seeks long-term growth of capital through equity participation in companies having growth potential believed by its investment adviser to be more favorable than the U.S. economy as a whole, with a focus on relatively well-established companies.

       The Aggressive Growth Portfolio. The Aggressive Growth Portfolio seeks to achieve a high level of long-term capital appreciation by investing in securities of a diverse group of smaller emerging companies.

       The Bond Portfolio. The Bond Portfolio seeks to generate a high level of current income consistent with prudent investment risk by investing in a diversified portfolio of marketable debt securities.

       The Managed Portfolio. The Managed Portfolio seeks to realize as high a level of long-term total rate of return as is consistent with prudent investment risk by investing in stocks, bonds, money market instruments or a combination thereof.

       The International Portfolio. The International Portfolio seeks long-term growth of capital principally through investments in a diversified portfolio of marketable equity securities of established non-United States companies.

       The Money Market Portfolio. The Money Market Portfolio seeks to provide maximum current income consistent with capital preservation and liquidity by investing in high-quality money market instruments.

       With respect to the Growth, Sentinel Growth, Aggressive Growth, Bond, Managed and Money Market Portfolios, the Market Street Fund is advised by Sentinel Advisors Company ("SAC"), which is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. SAC is a partnership whose partners are affiliates of National Life, Provident Mutual Life Insurance Company ("Provident Mutual"), and The Penn Mutual Life Insurance Company. National Life's affiliate is currently the managing partner of SAC and is entitled to the majority share of SAC's profit or loss. With respect to the International Portfolio, the Market Street Fund is advised by Providentmutual Investment Management Company ("PIMC"), which is also registered with the SEC as an investment adviser under the Investment

Advisers Act of 1940. PIMC has employed The Boston Company Asset Management, Inc. to provide investment advisory services in connection with the Portfolio.

       A full description of the Market Street Fund, its investment objectives and policies, its risks, expenses, and all other aspects of its operation is contained in the attached Prospectus for the Market Street Fund, which should be read together with this Prospectus.

ALGER AMERICAN FUND

       The Separate Account has two Subaccounts which invest exclusively in shares of Portfolios of the Alger American Fund. Like the Market Street Fund and the VIP Fund, the Alger American Fund is a "series" type mutual fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Portfolio of the Alger American Fund.

       The Alger Small Cap Subaccount and the Alger Growth Subaccount of the Separate Account invest in shares of the Alger American Small Capitalization Portfolio and the Alger American Growth Portfolio, respectively, of the Alger American Fund. Shares of these Portfolios are purchased and redeemed by the Separate Account at net asset value without a sales charge

       The investment objectives of the Portfolios of the Alger American Fund in which the Subaccounts invest are set forth below. The investment experience of each Subaccount depends upon the investment performance of the corresponding Portfolio. There is no assurance that any Portfolio will achieve its stated objective.

       Alger American Small Capitalization Portfolio. This Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization of less than $1 billion. Income is a consideration in the selection of investments but is not an investment objective of the Portfolio.

       Alger American Growth Portfolio. This Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with a total market capitalization of $1 billion or greater. Income is a consideration in the selection of investments but is not an investment objective of the Portfolio.

       The Alger American Small Capitalization Portfolio and the Alger American Growth Portfolio are managed by Fred Alger Management, Inc.

       A full description of the Alger American Fund, the investment objectives and policies of the Portfolios, the risks, expenses and all other aspects of their operation is contained in the attached Prospectus for the Alger American Fund.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

       The Variable Account has one Subaccount which invests exclusively in shares of the VP Value portfolio, and one Subaccount which invests exclusively in shares of VP Income & Growth portfolio, each of which are series of American Century Variable Portfolios, Inc. American Century Variable Portfolios, Inc. is a "series" type mutual fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a portfolio of American Century Variable Portfolios, Inc.

       The American Century VP Value Subaccount and the American Century VP Income & Growth Subaccount of the Variable Account invest in shares of the VP Value portfolio and the VP Income & Growth portfolio, respectively, of the American Century Variable Portfolios, Inc. Shares of these Portfolios will be purchased and redeemed by the Variable Account at net asset value without a sales charge.

       The investment objectives of the Portfolios of American Century Variable Portfolios, Inc. in which the Subaccounts are expected to invest are set forth below. The investment experience of each Subaccount depends upon the investment performance of the underlying Portfolio. There is no assurance that either Portfolio will achieve its stated objective.

       VP Value. To seek long-term capital growth. Income is a secondary objective. The Portfolio will seek to achieve its investment objective by investing in securities that management believes to be undervalued at the time of purchase.

       VP Income & Growth. To seek dividend growth, current income and capital appreciation. The Portfolio will seek to achieve its investment objective by investing in common stocks.

       The VP Value Portfolio and the VP Income & Growth Portfolio of the American Century Variable Portfolios, Inc. are managed by American Century Investment Management, Inc. A full description of these Portfolios, their investment objectives and policies, and the risks, expenses and all other aspects of their operation is contained in the attached Prospectuses for VP Value and VP Income & Growth.

GOLDMAN SACHS VARIABLE INSURANCE TRUST

       The Variable Account has four Subaccounts which invest exclusively in shares of the following four Portfolios of Goldman Sachs Variable Insurance
Trust: the International Equity Fund, the Global Income Fund, the CORE Small Cap Equity Fund and the Mid Cap Equity Fund. Goldman Sachs Variable Insurance Trust is a "series" type mutual fund registered with the SEC as an open-end management investment company issuing a number of series or classes, each of which represents an interest in a Portfolio of Goldman Sachs Variable Insurance Trust. Each Portfolio, except the Global Income Fund, is a diversified investment company.

       The International Equity Subaccount, the Global Income Subaccount, the CORE Small Cap Equity Subaccount and the Mid Cap Equity Subaccount invest in shares of the Goldman Sachs International Equity Fund, the Goldman Sachs Global Income Fund, the Goldman Sachs CORE Small Cap Equity Fund and the Goldman Sachs Mid Cap Equity Fund, respectively. Shares of these Portfolios will be purchased and redeemed by the Variable Account at net asset value without a sales charge.

       The investment objectives of the Portfolios of Goldman Sachs Variable Insurance Trust in which the Subaccounts invest are set forth below. The investment experience of each Subaccount depends upon the investment performance of the underlying Portfolio. There is no assurance that any Portfolio will achieve its stated objective.

       Goldman Sachs International Equity Fund. Seeks long-term capital appreciation through investments in equity securities of companies that are organized outside the U.S. or whose securities are principally traded outside the U.S.

       Goldman Sachs Global Income Fund. Seeks a high total return, emphasizing current income and, to a lesser extent, providing opportunities for capital appreciation. The Portfolio invests primarily in a portfolio of high quality fixed-income securities of U.S. and foreign issuers and foreign currencies.


       Goldman Sachs CORE Small Cap Equity Fund. Seeks long-term growth of capital through a broadly diversified portfolio of equity securities of U.S. issuers which are included in the Russell 2000 Index at the time of investment.

       Goldman Sachs Mid Cap Equity Fund. Seeks long-term capital appreciation primarily through investments in equity securities of companies with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell Midcap Index at the time of investment (currently between $400 million and $16 billion).

       The International Equity and Global Income Funds are managed by Goldman Sachs Asset Management International, and the CORE Small Cap Equity and Mid Cap Equity Funds are managed by Goldman Sachs Asset Management. A full description of the International Equity Fund, the Global Income Fund, the CORE Small Cap Equity Fund and the Mid Cap Equity Fund series of Goldman Sachs Variable Insurance Trust, their investment objectives and policies, and the risks, expenses and all other aspects of their operation is contained in the attached Prospectuses for the Goldman Sachs Variable Insurance Trust.

J.P. MORGAN SERIES TRUST II

       The Variable Account has one Subaccount which invests exclusively in shares of the J.P. Morgan International Opportunities Portfolio, and one Subaccount which invests exclusively in shares of J.P. Morgan Small Company Portfolio, each of which are series of J.P. Morgan Series Trust II. J.P. Morgan Series Fund II is a "series" type mutual fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Portfolio of J.P. Morgan Series Trust II.

       The J.P. Morgan International Opportunities Subaccount and the J.P. Morgan Small Company Subaccount of the Variable Account invest in shares of the J.P. Morgan International Opportunities Portfolio and the J.P. Morgan Small Company Portfolio, respectively, of the J.P. Morgan Series Trust II. Shares of these Portfolios will be purchased and redeemed by the Variable Account at net asset value without a sales charge.

       The investment objectives of the J.P. Morgan Series Trust II Portfolios in which the Subaccounts invest are set forth below. The investment experience of each Subaccount depends upon the investment performance of the underlying Portfolio. There is no assurance that either Portfolio will achieve its stated objective.

       J.P. Morgan International Opportunities Portfolio. Seeks to provide a high total return from a portfolio comprised of equity securities of foreign corporations. The Portfolio is designed for investors with a long-term investment horizon who want to diversify their investments by adding international equities and take advantage of investment opportunities outside the U.S. As an international investment, the Portfolio is subject to foreign market, political, and currency risks.

       J.P. Morgan Small Company Portfolio. Seeks to provide a high total return from a portfolio comprised of equity securities of small companies. The Portfolio invests at least 65% of the value of its total assets in the common stock of small U.S. companies primarily with market capitalizations of less than $1 billion. The Portfolio is designed for investors who are willing to assume the somewhat higher risk of investing in small companies in order to seek a higher return over time than might be expected from a portfolio of large companies.

       The J.P. Morgan International Opportunities Portfolio and the J.P. Morgan Small Company Portfolio of the J.P. Morgan Series Trust II are managed by J.P. Morgan Investment Management Inc. A full description of these Portfolios, their investment objectives and policies, and the risks, expenses and all other aspects of their operation is contained in the attached Prospectuses for the J.P. Morgan International Opportunities Portfolio and the J.P. Morgan Small Company Portfolio.

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

       The Variable Account has one Subaccount which invests exclusively in shares of the Partners Portfolio, a series of Neuberger & Berman Advisers Management Trust. Neuberger & Berman Advisers Management Trust is a "series" type mutual fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Portfolio of Neuberger & Berman Advisers Management Trust.

       The Neuberger & Berman Partners Subaccount of the Variable Account invests in shares of the Partners Portfolio of Neuberger & Berman Advisers Management Trust. Shares of this Portfolio will be purchased and redeemed by the Variable Account at net asset value without a sales charge.

       The investment objectives of the Partners Portfolio are set forth below. The investment experience of each Subaccount depends upon the investment performance of the underlying Portfolio. There is no assurance that the Portfolio will achieve its stated objective.

       Partners Portfolio. To seek capital growth. This Portfolio will seek to achieve its objective by investing primarily in the common stock of established companies. Its investment program seeks securities believed to be undervalued based on fundamentals such as low price-to-earnings ratios, consistent cash flows, and support from asset values. The objective of the Partners Portfolio is not fundamental and can be changed by the Trustees of the Neuberger & Berman Advisers Management Trust without shareholder approval. Shareholders will, however, receive at least 30 days prior notice thereof.

       The Partners Portfolio of Neuberger & Berman Advisers Management Trust is managed by Neuberger & Berman Management Incorporated. A full description of this Portfolio, its investment objectives and policies, and the risks, expenses and all other aspects of its operation is contained in the attached Prospectus for the Partners Portfolio of Neuberger & Berman Advisers Management Trust.

STRONG VARIABLE INSURANCE FUNDS, INC. AND STRONG OPPORTUNITY FUND II, INC.

       The Variable Account has one Subaccount which invests exclusively in shares of the Growth Fund II, a series of Strong Variable Insurance Funds, Inc., and one Subaccount which invests exclusively in shares of Strong Opportunity Fund II, Inc. Strong Variable Insurance Funds, Inc. is a "series" type mutual fund registered with the SEC as a diversified open-end management investment company issuing a number of series or classes of shares, each of which represents an interest in a Portfolio of Strong Variable Insurance Funds, Inc., and Strong Opportunity Fund II is a single series mutual fund also registered with the SEC as a diversified open-end management investment company.

       The Strong Growth Subaccount and the Strong Opportunity Subaccount of the Variable Account invest in shares of the Growth Fund II series of the Strong Variable Insurance Funds, Inc., and the Strong Opportunity Fund II, respectively. Shares of these Funds will be purchased and redeemed by the Variable Account at net asset value without a sales charge.

       The investment objectives of the Strong Funds in which the Subaccounts invest are set forth below. The investment experience of each Subaccount depends upon the investment performance of the underlying Portfolio. There is no assurance that either Portfolio will achieve its stated objective.

       Growth Fund II. This Portfolio seeks capital growth. It invests primarily in equity securities that the advisor believes have above-average growth prospects.

       Strong Opportunity Fund II, Inc. This Fund seeks capital appreciation through investments in a diversified portfolio of equity securities.

       The Growth Fund II series of Strong Variable Insurance Funds, Inc., and Strong Opportunity Fund, Inc. are managed by Strong Capital Management, Inc.

       A full description of the Growth Fund II series of Strong Variable Insurance Funds, Inc., and Strong Opportunity Fund, Inc. their investment objectives and policies, and the risks, expenses and all other aspects of their operation is contained in the attached Prospectuses for the Growth Fund II and Strong Opportunity Fund II, Inc.

RESOLVING MATERIAL CONFLICTS

       The participation agreements pursuant to which the Funds sell their shares to Subaccounts of the Separate Account contain varying provisions regarding termination. In general, each party may terminate a participation agreement at its option with specified advance written notice, and may also terminate in the event of specific regulatory or business developments. Should an agreement between National Life and a Fund terminate, the Subaccounts which invest in that Fund may not be able to purchase additional shares of such Fund. In that event, you will no longer be able to transfer Accumulated Values or allocate Net Premiums to Subaccounts investing in Portfolios of such Fund.

       Additionally, in certain circumstances, it is possible that a Fund or a Portfolio of a Fund may refuse to sell its shares to a Subaccount despite the fact that the participation agreement between the Fund and National Life has not been terminated. Should a Fund or Portfolio of such Fund decide not to sell its shares to National Life, we will not be able to honor your requests to allocate cash values or net premiums to Subaccounts investing in shares of that Fund or Portfolio.

       The Funds are available to registered separate accounts of insurance companies, other than National Life, offering variable annuity and variable life insurance policies. As a result, there is a possibility that a material conflict may arise between the interests of owners of Policies with Account Value allocated to the Separate Account and the owners of life insurance policies and variable annuities issued by such other companies whose values are allocated to one or more other separate accounts investing in any one of the Funds.

       In the event of a material conflict, National Life will take any necessary steps, including removing the Separate Account from that Fund, to resolve the matter. The Board of Directors or Trustees of the Funds intend to monitor events in order to identify any material conflicts that possibly may arise and to determine what action, if any, should be taken in response to those events or conflicts. See the individual Fund Prospectuses for more information.

       We have entered into or may enter into agreements with Funds pursuant to which the adviser or distributor pays National Life a fee based upon an annual percentage of the average net asset amount invested by National Life on behalf of the Separate Account and other separate accounts of National Life. These percentages may differ, and National Life may be paid a greater percentage by some investment advisers or distributors than other advisers or distributors. These agreements reflect administrative services provided by National Life.

       The investment objectives and policies of certain Portfolios are similar to the investment objectives and policies of mutual fund portfolios other than the Portfolios that may be managed by the investment adviser or manager. The investment results of the Portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager.


                    DETAILED DESCRIPTION OF POLICY PROVISIONS

     DEATH BENEFIT

       General. As long as the Policy remains in force, the Death Benefit of the Policy will, upon due proof of the Insured's death (and fulfillment of certain other requirements), be paid to the named Beneficiary in accordance with the designated Death Benefit Option, unless the claim is contestable in accordance with the terms of the Policy. The proceeds may be paid in cash or under one of the Settlement Options set forth in the Policy. (See "Payment of Policy Benefits," Page 30.) The Death Benefit payable under Option A will be the greater of the Face Amount or the Death Benefit Factor times the Cash Surrender Value on the date of death; under Option B, the Death Benefit will be the greater of the Face Amount plus the Account Value on the date of death, or the Death Benefit Factor times the Cash Surrender Value on the date of death, in each case plus any dividends payable, plus any Supplemental Term Insurance Amount, less any outstanding Policy loan and accrued interest, and less any unpaid Monthly Deductions.

       Federal Income Tax Law Compliance Test Options. The Policy must satisfy either of two death benefit compliance tests in order to qualify as life insurance under section 7702 of the Internal Revenue Code: the Cash Value Accumulation Test or the Guideline Premium Test. Each test effectively requires that the Policy's Death Benefit, plus any outstanding Policy loans and accrued interest, and any unpaid Monthly Deductions, must always be equal to or greater than the Cash Surrender Value multiplied by a certain percentage (the "Death Benefit Factor"). Thus, the Policy has been structured so that the Death Benefit may increase above the Face Amount in order to comply with the applicable test. The Death Benefit Factor for the Guideline Premium Test varies only by age, as shown below:



                                         Death                                                              Death
               Attained Age              Benefit Factor                             Attained Age            Benefit Factor
               ------------              --------------                             ------------            --------------
               40 and under              250%                                       70                      115%
               45                        215%                                       75-90                   105%
               50                        185%                                       91                      104%
               55                        150%                                       92                      103%
               60                        130%                                       93                      102%
               65                        120%                                       94                      101%
                                                                                    95+                     100%


For Attained Ages not shown, the percentages will decrease by a ratable portion of each full year.

       The Death Benefit Factor for the Cash Value Accumulation Test varies by age and sex, and generally such Death Benefit Factors are different from those for the Guideline Premium Test. The Guideline Premium Test also imposes maximum premium limits, whereas the Cash Value Accumulation test does not.

       You must select and specify on the application which of the two federal tax death benefit compliance tests will apply. Once the Policy is issued, you may not change this selection. In general, where maximum accumulation of Account Value during the initial Policy Years is a primary objective, the Cash Value Accumulation Test is more appropriate. If your primary objective is the most economically efficient method of obtaining a specified amount of coverage, the Guideline Premium Test is generally more appropriate. You should take into account in considering the Guideline Premium Test that both Option A and Option B are available, and that it is possible to change from time to time between Option A and Option B. Since the selection of the federal tax death benefit compliance test depends on complex factors and may not be changed, prospective purchasers of the Policy should consult with a qualified tax adviser before making this election.

       Death Benefit Options. The Policy provides two Death Benefit Options:
Option A and Option B. Policies which use the Guideline Premium Test as the federal tax death benefit compliance test may select either Death Benefit Option A or Option B. You designate the Death Benefit Option in the application, and you may change it as described in "Change in Death Benefit Option," Page 18. Only Option A is available for Policies which use the Cash Value Accumulation Test as the federal tax death benefit compliance test.

       Option A. The Death Benefit is equal to the greater of (a) the Face Amount of the Policy and (b) the Cash Surrender Value on the Valuation Date on or next following the Insured's date of death multiplied by the applicable Death Benefit Factor, in each case less any outstanding Policy loan and accrued interest thereon, and less any unpaid Monthly Deductions.

       Illustration of Option A -- For purposes of this illustration, assume that the Insured is under Attained Age 40, the Guideline Premium Test has been elected, and there is no Policy loan outstanding.

       Under Option A, a Policy with a Face Amount of $200,000 will generally pay a Death Benefit of $200,000, assuming no Policy loans outstanding and no unpaid Monthly Deductions. The Death Benefit Factor for an Insured under Attained Age 40 on the Policy Anniversary prior to the date of death is 250%.

Because the Death Benefit must be equal to or greater than 2.50 times the Cash Surrender Value, any time the Cash Surrender Value exceeds $80,000 the Death Benefit will exceed the Face Amount. Each additional dollar added to the Cash Surrender Value will increase the Death Benefit by $2.50. Thus, a 35 year old Insured with a Cash Surrender Value of $90,000 will have an Death Benefit of $225,000 (2.50 x $90,000, and a Cash Surrender Value of $150,000 will have an Death Benefit of $375,000 (2.50 x $150,000).

       Similarly, any time the Cash Surrender Value exceeds $80,000, each dollar taken out of the Cash Surrender Value will reduce the Death Benefit by $2.50. If at any time, however, the Cash Surrender Value multiplied by the specified percentage is less than the Face Amount, the Death Benefit will be the Face Amount of the Policy.

       If the Cash Value Accumulation Test for tax compliance applies to a Policy, the Death Benefit Factors will be different but the above example otherwise applies.

       Option B. The Death Benefit is equal to the greater of (a) the Face Amount of the Policy plus the Account Value and (b) the Cash Surrender Value on the Valuation Date on or next following the Insured's date of death multiplied by the applicable Death Benefit Factor (shown in the table above), in each case less any outstanding Policy loan and accrued interest thereon, and less any unpaid Monthly Deductions. As noted above, Option B is only available for Policies on which the Guideline Premium Test has been elected.

       Illustration of Option B -- For purposes of this illustration, assume that the Insured is under Attained Age 40 and there is no Policy loan outstanding.


       Under Option B, a Policy with a face amount of $200,000 will generally pay an Death Benefit of $200,000 plus the Cash Surrender Value, assuming no Policy loans outstanding and no unpaid Monthly Deductions. Thus, for example, a Policy with a $50,000 Cash Surrender Value will have a Death Benefit of $250,000 ($200,000 plus $50,000). Since the applicable Death Benefit Factor is 250%, the Death Benefit will be at least 2.50 times the Cash Surrender Value. As a result, if the Cash Surrender Value exceeds $133,333, the Death Benefit will be greater than the Face Amount plus the Cash Surrender Value. Each additional dollar added to the Cash Surrender Value above $133,333 will increase the Death Benefit by $2.50. An Insured with a Cash Surrender Value of $150,000 will have a Death Benefit of $375,000 (2.50 x $150,000), and a Cash Surrender Value of $200,000 will yield a Death Benefit of $500,000 (2.50 x $200,000). Similarly, any time the Cash Surrender Value exceeds $133,333, each dollar taken out of the Cash Surrender Value will reduce the Death Benefit by $2.50. If at any time, however, the Cash Surrender Value multiplied by the specified percentage is less than the Face Amount plus the Cash Surrender Value, the Death Benefit will be the Face Amount plus the Cash Surrender Value.


       At Attained Age 99, Option B automatically becomes Option A.

       Change in Death Benefit Option. After the first Policy Year, the Death Benefit Option in effect for Policies which have elected the Guideline Premium Test as the federal tax death benefit compliance test may be changed by sending National Life a written request. No charges will be imposed to make a change in the Death Benefit Option. The effective date of any such change will be the Policy Anniversary on or next following the date we receive the written request. Only one change in Death Benefit Option is permitted in any one Policy Year.

       If the Death Benefit Option is changed from Option A to Option B, on the effective date of the change, the Death Benefit will not change and the Face Amount will be decreased by the Account Value on that date. However, this change may not be made if it would reduce the Face Amount to less than the Minimum Face Amount.

       If the Death Benefit Option is changed from Option B to Option A, on the effective date of the change, the Death Benefit will not change and the Face Amount will be increased by the Account Value on that date.

       A change in the Death Benefit Option may affect the Net Amount at Risk over time which, in turn, would affect the monthly Cost of Insurance Charge (see "Monthly Deductions," Page 24). Changing from Option A to Option B will generally result in a Net Amount at Risk that remains level. Such a change will result in a relative increase in the Cost of Insurance Charges over time because the Net Amount at Risk will, unless the Death Benefit is based on the Death Benefit Factor times the Cash Surrender Value, remain level as cost of insurance rates increase over time, rather than the Net Amount at Risk decreasing as the Account Value increases. Changing from Option B to Option A will, if the Account Value increases, decrease the Net Amount at Risk over time, thereby potentially offsetting the effect of increases and over time in the cost of insurance rates.

       The effects of these Death Benefit Option changes on the Face Amount, Death Benefit and Net Amount at Risk can be illustrated as follows. Assume that a contract under Option A has a Face Amount of $500,000, an Account Value of $100,000 and no Policy loans outstanding or unpaid Monthly Deductions, and therefore, a Death Benefit of $500,000 and a Net Amount at Risk of $400,000 ($500,000 - $100,000). If the Death Benefit Option is changed from Option A to Option B, the Face Amount will decrease from $500,000 to $400,000 and the Death Benefit and Net Amount at Risk would remain the same. Assume that a contract under Option B has a Face Amount of $500,000 and an Account Value of $50,000 and, therefore, the Death Benefit is $550,000 ($500,000 + $50,000) and the Net Amount at Risk is $500,000 ($550,000 - $50,000). If the Death Benefit Option is changed from Option B to Option A, the Face Amount will increase to $550,000, and the Death Benefit and Net Amount at Risk would remain the same.

       If a change in the Death Benefit Option would result in cumulative premiums exceeding the maximum premium limitations under the Internal Revenue Code for life insurance (such limitations apply only to Policies to which the Guideline Premium Test for federal income tax law compliance has been elected), we will not effect the change.

       A change in the Death Benefit Option may have Federal income tax consequences. (See "Tax Treatment of Policy Benefits," Page 34.)

       How the Death Benefit May Vary. The amount of the Death Benefit may vary with the Account Value in the following circumstances. The Death Benefit under Option A will vary with the Account Value whenever the Death Benefit Factor multiplied by the Cash Surrender Value exceeds the Face Amount of the Policy. The Death Benefit under Option B will always vary with the Account Value because the Death Benefit equals the greater of (a) the Face Amount plus the Account Value and (b) the Cash Surrender Value multiplied by the Death Benefit Factor.

ABILITY TO ADJUST FACE AMOUNT

Subject to certain limitations, you may increase or decrease the Policy's Face Amount by submitting a written application to National Life. The effective date of an increase will be the Monthly Policy Date on or next following our approval of the request, and the effective date of a decrease is the Monthly Policy Date on or next following the date that we receive the written request. An increase in Face Amount may have federal tax consequences. (See "Tax Treatment Of Policy Benefits," Page 34.) The effect of changes in Face Amount on Policy charges, as well as other considerations, are described below. The Face Amount, and any change in Face Amount, do not include any coverage provided by the Term Rider, if it has been elected.


       Increase. To obtain an increase in Face Amount, you should submit an application for the increase. We reserve the right to require evidence satisfactory to us of the Insured's insurability, if the Net Amount at Risk would increase. For Policies issued on the basis of guaranteed issue underwriting, increases in Face Amount are limited to a maximum of 10% without medical underwriting. Automated annual increases in Face Amount of specified percentages may be elected. You may not increase the Face Amount after the Insured's Attained Age 85 (Attained Age 65 in the case of guaranteed issue or simplified issue underwriting).



       On the effective date of an increase, and taking the increase into account, the Net Account Value must be greater than the Monthly Deductions then due. If the Net Account Value is not sufficient, the increase will not take effect until you make a sufficient additional premium payment to increase the Net Account Value.


       An increase in the Face Amount will generally affect the total Net Amount at Risk which will increase the monthly Cost of Insurance Charges. In addition, the Insured may be in a different Rate Class as to the increase in insurance coverage. An increase in premium payment or frequency may be appropriate after an increase in Face Amount. (See "Cost of Insurance Charge," Page 24.)

       Decrease. By providing a written request, you may decrease the Face Amount of the Policy. The Face Amount after any decrease may not be less than the Minimum Face Amount, which is generally currently $5000, or may not be less than the minimum amount for which the Policy qualify as life insurance for federal income tax purposes under the Internal Revenue Code.

       A decrease in the Face Amount generally will decrease the total Net Amount at Risk, which will decrease your monthly Cost of Insurance Charges.

       For purposes of determining the Cost of Insurance Charge, any decrease in the Face Amount will reduce the Face Amount in the following order: (a) the increase in Face Amount provided by the most recent increase; (b) the next most recent increases, in inverse chronological order; and (c) the Face Amount on the Date of Issue.

HOW THE DURATION OF THE POLICY MAY VARY

       The Policy will remain in force as long as the Net Account Value of the Policy is sufficient to pay the Monthly Deductions and the charges under the Policy. When the Net Account Value is insufficient to pay the charges and the Grace Period expires without an adequate premium payment the Policy will lapse and terminate without value. Notwithstanding the foregoing, during the first five Policy Years the Policy will not lapse if, as of the Monthly Policy Date that the Net Account Value of the Policy first becomes insufficient to pay the charges, the Cumulative Minimum Monthly Premium has been paid. You have certain rights to reinstate the Policy, if it should lapse. (See "Reinstatement," Page 24.)

ACCOUNT VALUE

       The Account Value is the total amount of value held under the Policy at any time. It is equal to the sum of the Policy's values in the Separate Account and the Loan Account. In Policy Years one and two, the Cash Surrender Value is the Account Value reflecting the Distribution Charge Refund. After the second Policy Anniversary, the Cash Surrender Value is equal to the Account Value. There is no guaranteed minimum for the Account Value in any of the Subaccounts of the Separate Account and, because the Account Value on any future date depends upon a number of variables, it cannot be predetermined.

       The Net Account Value and Net Cash Surrender Value will reflect the Net Premiums paid, investment performance of the chosen Subaccounts of the Separate Account, any transfers, any Withdrawals, any loans, any loan repayments, any loan interest, and charges assessed in connection with the Policy.

       Determination of Number of Units for the Separate Account. Amounts allocated, transferred or added to a Subaccount of the Separate Account under a Policy are used to purchase units of that

Subaccount; units are redeemed when amounts are deducted, transferred or withdrawn. The number of units a Policy has in a Subaccount equals the number of units purchased minus the number of units redeemed up to such time. For each Subaccount, the number of units purchased or redeemed in connection with a particular transaction is determined by dividing the dollar amount by the unit value.

       Determination of Unit Value. The unit value of a Subaccount is equal to the unit value on the immediately preceding Valuation Date multiplied by the Net Investment Factor for that Subaccount on that Valuation Date.

       Net Investment Factor. Each Subaccount of the Separate Account has its own Net Investment Factor. The Net Investment Factor measures the daily investment performance of the Subaccount. The factor will increase or decrease, as appropriate, to reflect net investment income and capital gains or losses, realized and unrealized, for the securities of the underlying portfolio or series.

       The asset charges for mortality and expense risks and for separate account administration will be deducted in determining the applicable Net Investment Factor. (See "Charges and Deductions - Mortality and Expense Risk Charge," Page 26, and "Charges and Deductions - Separate Account Administration Charge," Page 26.)

       Calculation of Account Value. The Account Value is determined first on the Date of Issue and thereafter on each Valuation Date. On the Date of Issue, the Account Value will be the Net Premiums received, plus any earnings prior to the Date of Issue, less the Monthly Deduction due on the Date of Issue. On each Valuation Date after the Date of Issue, the Account Value will be:

       (1) The aggregate of the values attributable to the Policy in the Separate Account, determined by multiplying the number of units the Policy has in each Subaccount of the Separate Account by such Subaccount's unit value on that date; plus

       (2)    The value attributable to the Policy in the Loan Account.

PAYMENT AND ALLOCATION OF PREMIUMS


       Issuance of a Policy. To purchase a Policy, you must apply to us through a licensed National Life agent who is also a registered representative of Equity Services, Inc. ("ESI") or a broker/dealer having a Selling Agreement with ESI or a broker/dealer having a Selling Agreement with such a broker/dealer. The Minimum Initial Premium must be submitted when the Policy is delivered. The Minimum Face Amount of a Policy is generally $5000. The Minimum Initial Premium per set of Policies purchased at the same time and associated with a corporation or its affiliates, a trust or a partnership, or for a Policy owned by an individual, is $50,000.


       This Policy can be issued for Insureds with Issue Ages of at least 20. The maximum Issue Age for full medical underwriting is 85. The maximum Issue Age for guaranteed underwriting and simplified issue underwriting is 65. The Minimum Face Amount is $5000. The Policies are available on a full medical underwriting basis, a simplified issue basis, or a guaranteed issue basis. Before issuing a Policy on a full medical underwriting basis, we will require that the proposed Insured meet certain underwriting standards satisfactory to us. In simplified issue cases, the application will ask 3 medical questions about the Insured. We reserve the right to revise our rules from time to time to specify a different Minimum Face Amount for subsequently issued policies. Acceptance is subject to our underwriting rules. We reserve the right to reject an application for any reason permitted by law.



       Amount and Timing of Premiums. Each subsequent premium payment must be at least $300. Subject to certain limitations described below, you have considerable flexibility in determining the amount and frequency of premium payments.


       At the time of application, you may select a Planned Periodic Premium schedule, based on a periodic billing mode of annual, semi-annual, or quarterly payments. You may request us to send a premium reminder notice at the specified interval. You may change the Planned Periodic Premium frequency and amount. Payments may be made by wire transfer or by check.

       You are not required to pay the Planned Periodic Premiums in accordance with the specified schedule. You may pay premiums in any amount (subject to the $300 minimum and the limitations described in the next section), frequency and time period. Payment of the Planned Periodic Premiums will not, however, guarantee that the Policy will remain in force (except that if such premiums are at least equal to the Cumulative Minimum Monthly Premium, then the Policy will remain in force for at least 5 years). Instead, the duration of the Policy depends upon the Policy's Net Account Value. Thus, even if Planned Periodic Premiums are paid, the Policy will lapse whenever the Net Account Value is insufficient to pay the Monthly Deductions and any other charges under the Policy and if a Grace Period expires without an adequate payment by you (unless the Policy is in its first five years, and the Cumulative Minimum Monthly Premium has been paid).

       Any payments made while there is an outstanding Policy loan will be applied as premium payments rather than loan repayments, unless we are notified in writing that the amount is to be applied as a loan repayment. No premium payments may be made after the Insured reaches Attained Age 99. However, loan repayments will be permitted after Attained Age 99.

       Higher premium payments under Death Benefit Option A, until the Death Benefit Factor times the Cash Surrender Value exceeds the Face Amount, will generally result in a lower Net Amount at Risk, and lower Cost of Insurance Charges against the Policy. Conversely, lower premium payments in this situation will result in a higher Net Amount at Risk, which will result in higher Cost of Insurance Charges under the Policy.

       Under Death Benefit Option B, until the Death Benefit Factor times the Cash Surrender Value exceeds the Face Amount plus the Account Value, the level of premium payments will not affect the Net Amount at Risk. (However, both the Account Value and Death Benefit will be higher if premium payments are higher, and lower if premium payments are lower.)

       Under either Death Benefit Option, if the Death Benefit is based on the Death Benefit Factor times the Cash Surrender Value, then higher premium payments will result in a higher Net Amount at Risk, and higher Cost of Insurance Charges. Lower premium payments will result in a lower Net Amount at Risk, and lower Cost of Insurance Charges.

       Premium Limitations. With regard to a Policy's inside build-up, in the case of Policies to which the Guideline Premium Test for federal income tax law compliance applies, the Internal Revenue Code of 1986 (the "Code") provides for exclusion of the Death Benefit from gross income if total premium payments do not exceed certain stated limits. In no event can the total of all premiums paid under a Policy exceed such limits. If at any time a premium is paid which would result in total premiums exceeding such limits, we will only accept that portion of the premium which would make total premiums equal the maximum amount which may be paid under the Policy. The excess will be promptly refunded, and in the cases of premiums paid by check, after such check has cleared. If there is an outstanding loan on the Policy, the excess may instead be applied as a loan repayment.

       The maximum premium limitations set forth in the Code depend in part upon the amount of the Death Benefit at any time. As a result, any Policy changes which affect the amount of the Death Benefit may affect whether cumulative premiums paid under the Policy exceed the maximum premium limitations. To the extent that any such change would result in cumulative premiums exceeding the maximum premium limitations, we will not effect such change. (See "Federal Income Tax Considerations," Page 33.)

       Unless the Insured provides satisfactory evidence of insurability, we reserve the right to limit the amount of any premium payment if it increases the Net Amount at Risk.

       For Policies to which the Cash Value Accumulation Test for federal income tax law compliance applies, the Internal Revenue Code does not provide any limits on premium payments in determining whether a policy qualifies as life insurance under the Code.

       Allocation of Net Premiums. The Net Premium equals the premium paid less the Premium Loads. In the application for the Policy, you will indicate how
Net Premiums should be allocated among the Subaccounts of the Separate
Account. You may change these allocations at any time by written notice to the Third Party Administrator. The percentages of each Net Premium that may be allocated to any Subaccount must be in whole numbers of not less than 5%, and the sum of the allocation percentages must be 100%. Except in the circumstances described in the following paragraph, National Life will allocate the Net Premiums as of the Valuation Date it receives such premium at its Home Office or at the office of the Third Party Administrator, based on the allocation percentages then in effect.


       Any portion of the Initial Premium and any subsequent premiums received by National Life before the end of the free-look period will be allocated to the Money Market Subaccount. For this purpose, we will assume that the free-look period will end on the earliest of (a) the end of the tenth day following receipt of the Policy by you, if we receive at our Home Office a signed delivery receipt for the Policy on or before that date; (b) the end of the day on which we receive at the Home Office a signed delivery receipt for the Policy, if on or between the eleventh and nineteenth days after the date the Policy is issued; or (c) 20 days after the date the Policy is issued. On the earliest Valuation Date set forth above, we will allocate the amount in the Money Market Subaccount to each of the Subaccounts selected in the application based on the allocation percentage set forth in the application for such Subaccount.


       The values of the Subaccounts will vary with their investment experience. You bear the entire investment risk. You should periodically review your allocation percentages in light of market conditions and your overall financial objectives.

       Transfers. You may transfer the Account Value among the Subaccounts of the Separate Account on any business day by making a written transfer request to us. Transfer requests must be in a form acceptable to us. Transfers among the Subaccounts of the Separate Account are made as of the Valuation Date on which the request for transfer is received at the office of the Third Party Administrator. You may transfer all or part of the amount in one of the Subaccounts of the Separate Account to another Subaccount or Subaccounts. However, Account Value may not be allocated to more than ten Subaccounts at any one time.

       Currently an unlimited number of transfers is permitted without charge, and we have no current intent to impose a transfer charge in the foreseeable future. However, we reserve the right, upon prior notice to Policy Owners, to change this policy so as to deduct a transfer charge of up to $25 from each transfer in excess of the twelfth transfer during any one Policy Year. All transfers effected on the same Valuation Date are treated as one transfer transaction. Transfers resulting from Policy loans, the exercise of the transfer right for change of investment policy, and the reallocation from the Money Market Subaccount following the free look period after the Date of Issue, will not be subject to a transfer charge and will not count against the twelve free transfers in any Policy Year. Under present law, transfers are not taxable transactions.

       Policy Lapse. The failure to make a premium payment will not itself cause a Policy to lapse. Lapse will only occur when the Net Account Value is insufficient to cover the Monthly Deductions and other charges under the Policy and the Grace Period expires without a sufficient payment. During the first five Policy Years, the Policy will not lapse so long as the Cumulative Minimum Monthly Premium has been paid.

       The Policy provides for a 61-day Grace Period that is measured from the date on which notice is sent by National Life. The Policy does not lapse, and the insurance coverage continues, until the expiration of this Grace Period. In order to prevent lapse, you would have to during the Grace Period make a premium payment equal to the sum of any amount by which the past Monthly Deductions have been in excess of Net Account Value, plus three times the Monthly Deduction due the date the Grace Period began. The notice sent by National Life will specify the payment required to keep the Policy in force. Failure to make a payment at least equal to the required amount within the Grace Period will result in lapse of the Policy without value.

       Reinstatement. A Policy that lapses without value may be reinstated at any time within five years after the beginning of the Grace Period by submitting evidence of the Insured's insurability satisfactory to National Life and payment of an amount sufficient to provide for two times the Monthly Deduction due on the date the Grace Period began plus three times the Monthly Deduction due on the effective date of reinstatement, which is, unless otherwise required by state law, the Monthly Policy Date on or next following the date the reinstatement application is approved. Upon reinstatement, the Account Value will be based upon the premium paid to reinstate the Policy and the Policy will be reinstated with the same Date of Issue as it had prior to the lapse. The Policy Protection Period may not be reinstated.


                             CHARGES AND DEDUCTIONS

       Charges will be deducted in connection with the Policy to compensate National Life for (a) providing the insurance and other benefits set forth in the Policy; (b) administering the Policy; (c) assuming certain mortality and other risks in connection with the Policy; and (d) incurring expenses in distributing the Policy including costs associated with printing prospectuses and sales literature and sales compensation. National Life may realize a profit from any charges. Any such profit may be used for any purpose, including payment of distribution expenses.

PREMIUM LOADS

       A Premium Load will be deducted from each premium payment. The Premium Load consists of the Distribution Charge and the Premium Tax Charge.

       The Distribution Charge is equal to, in Policy Year 1, 13% of premiums paid during the Policy Year up to the Target Premium, and 0.5% of premiums paid in excess of the Target Premium. In Policy Years 2 through 7, the Distribution Charge is equal to 15% of premiums paid during a Policy Year up to the Target Premium, and 2.5% of premiums paid in excess of the Target Premium in any such Policy Year. In Policy Years 8 and thereafter, the Distribution Charge will be 5% of premiums paid during a Policy Year up to the Target Premium, and 2.5% of premiums paid in excess of the Target Premium in any such Policy Year. For this purpose, the Target Premium equals 1.25 times the annual whole life premium which would be calculated for the Policy using the applicable 1980 Commissioners Standard Ordinary Mortality Table and an interest rate of 3.5%.


       The Premium Tax Charge will vary from state to state, and will be equal to the actual amount of premium tax assessed in the jurisdiction in which the Policy is sold. Currently all states impose a premium tax on life insurance policies sold by Vermont-domiciled insurance companies. Premium taxes generally range from 2% to 3.5%. Premium taxes may range up to 4% for certain cities in South Carolina and 12% for certain jurisdictions in Kentucky.


MONTHLY DEDUCTIONS

       Charges will be deducted from the Account Value on the Date of Issue and on each Monthly Policy Date. The Monthly Deduction consists of four components -
(a) the Cost of Insurance Charge, (b) the Policy Administration Charge, (c) for Policies issued on the basis of full medical underwriting, the Underwriting Charge, and (d) for Policies containing a Term Rider, the charges associated with the Term Rider. Because portions of the Monthly Deduction, such as the Cost of Insurance Charge, can vary from Policy Month to Policy Month, the Monthly Deduction may vary in amount from Policy Month to Policy Month. The Monthly Deduction will be deducted on a pro rata basis from the Subaccounts of the Separate Account.


       Cost of Insurance Charge. The monthly Cost on Insurance Charge is calculated by multiplying the cost of insurance rate or rates by the Net Amount at Risk for each Policy Month. Because both the Net Amount at Risk and the variables that determine the cost of insurance rate, such as the Insured's age and the Duration of the Policy, may vary, the Cost of Insurance Charge will likely be different from month to month.

               (1) Net Amount At Risk. The Net Amount at Risk on any Monthly Policy Date is approximately the amount by which the Death Benefit exceeds the Account Value. It measures the amount that National Life would have to pay in excess of the Policy's Account Value if the Insured died. The actual calculation uses the Death Benefit divided by 1.00327234 to take into account assumed monthly earnings at an annual rate of 4%. The Net Amount at Risk is determined separately for the Face Amount on the Date of Issue and any increases in Face Amount. In determining the Net Amount at Risk for each increment of Face Amount, the Account Value is first applied to the Face Amount on the Date of Issue. If the Account Value exceeds the Face Amount on the Date of Issue, the excess is then applied to any increases in Face Amount in the order such increases took effect.



       If the Net Amount at Risk increases, your monthly Cost of Insurance Charge will increase proportionately. The Net Amount at Risk may increase if, for example, the Death Benefit is based on the Face Amount and the Account Value decreases because of negative investment results. The Net Amount at Risk may also increase if the Death Benefit is based on the Death Benefit Factor times the Cash Surrender Value and the Account Value rises because of positive investment results. The Net Amount at Risk may decrease in the opposite situations, and if it does, your monthly Cost of Insurance Charge will decrease proportionately.



               (2) Cost of Insurance Rate. Policies may be issued



                     (a) after full medical underwriting of the proposed
                     Insured,



                     (b) on a guaranteed issue basis, where no medical underwriting is required prior to issuance of a Policy, or



                     (c) on a simplified underwriting basis, under which medical underwriting is limited to requiring the proposed Insured to answer three medical questions on the application.



Current cost of insurance rates for Policies issued on a guaranteed issue basis or a simplified underwriting basis are higher than current standard cost of insurance rates for healthy Insureds who undergo medical underwriting.




               Guaranteed Rates. The guaranteed maximum cost of insurance rates are set forth in the Policy, and will depend on the Insured's Attained Age, Rate Class, and the applicable 1980 Commissioners Standard Ordinary
Smoker/Nonsmoker/Unismoker Mortality Table. If you are based in Montana you must generally select a "unisex" Rate Class.



               Current Rates and How They are Determined. The actual cost of insurance rates used ("current rates") will depend on the Insured's Attained Age, Rate Class, underwriting method, and Duration. These current cost of insurance rates are set based on National Life's anticipated mortality experience. Generally rates are higher for an older Insured, if the Insured is a smoker, or if the Insured is in a substandard rate class (usually because of a health issue). Rates may also be higher for a Policy that has a longer Duration, compared to another Policy with identical characteristics and a shorter Duration. As noted above, rates for Policies issued on the basis of guaranteed issue or simplified issue will generally be higher. We periodically review the adequacy of our current cost of insurance rates and may adjust their level if our anticipated mortality experience changes. However, our cost of insurance ratess will never exceed guaranteed maximum cost of insurance rates. Any change in the current cost of insurance rates will apply to all persons of the same Issue Age, Rate Class, underwriting method, and with Policies of the same Duration.



       A cost of insurance rate is determined separately for the Face Amount on the Date of Issue and any increases in Face Amount. In calculating the Cost of Insurance Charge, the rate for the Rate Class on the Date of Issue is applied to the Net Amount at Risk for the Face Amount on the Date of Issue (see "Rate Class", below). For each increase in Face Amount, the rate for the Rate Class applicable to the increase is used. If, however, the Death Benefit is based on the Cash Surrender Value times the Death Benefit Factor, the rate for the Rate Class for the Face Amount on the Date of Issue will be used for the amount of the Death Benefit in excess of the total Face Amount.



       Rate Class. The Rate Class of the Insured will affect the guaranteed and current cost of insurance rates. National Life currently places Insureds into, for each of guaranteed issue, simplified issue, and full medical underwriting, male non-smoker, female non-smoker, unisex non-smoker, male smoker, female smoker, unisex nonsmoker, unisex unismoker, male unismoker, and female unismoker Rate Classes. For full medical underwriting cases, substandard rate classes may also apply. Substandard, Smoker, male, guaranteed issue and simplified issue Rate Classes reflect higher mortality risks. None of the unisex Rate Classes are available in the state of Florida.


       Term Rider Charge. For Policies which include the Term Rider, the charge for the Term Rider will be the Supplemental Term Insurance Amount, divided by 1.00327234, times the same cost of insurance rates that apply to the Net Amount at Risk for the Face Amount.

       Policy Administration Charge. The Policy Administration Charge, which is currently $5.50 per month, will be deducted from the Account Value on the Date of Issue and each Monthly Policy Date as part of the Monthly Deduction. The Policy Administration Charge may be increased, but is guaranteed never to exceed $8.00 per month.

       Underwriting Charge. Policies issued on the basis on full medical underwriting will be assessed an Underwriting Charge, deducted monthly as part of the Monthly Deduction. The Underwriting Charge totals $20 in Policy Year 1, and $45 in each of the next four Policy Years. Policies issued on the basis of guaranteed issue or simplified issue will not be assessed an Underwriting Charge.

MORTALITY AND EXPENSE RISK CHARGE

      A daily Mortality and Expense Risk Charge will be assessed against the Separate Account. The current annual rates are set forth below for the various Policy Years of a Policy.

        For Policy Years 1 - 7: 0.35% of Account Value in the Separate Account For Policy Years 8 -10: 0.25% of Account Value in the Separate Account For Policy Years 11-20: 0.15% of Account Value in the Separate Account; and
        For Policy Year 21 and thereafter: 0.10% of Account Value in the Separate Account.

      We may increase the above rates for the Mortality and Expense Risk Charge, but the charge is guaranteed not to exceed 0.60% of Account Value in the Separate Account at all times.

SEPARATE ACCOUNT ADMINISTRATION CHARGE

      A daily Separate Account Administration Charge is assessed against the Separate Account to cover the expense of separate account administration. This daily charge is assessed at an annual rate of 0.10% of the Account Value in each Subaccount of the Separate Account. This charge is guaranteed not to increase.


TRANSFER CHARGE

      Currently, unlimited transfers are permitted among the Subaccounts. We have no present intention to impose a transfer charge in the foreseeable future. However, we reserve the right to impose in the future a transfer charge of up to $25 on each transfer in excess of twelve transfers in any Policy Year.


      If imposed, the transfer charge will be deducted from the Subaccounts based on the proportion that each Subaccount's value bears to the total Account Value in the Separate Account. All transfers effected on the same Valuation Date would be treated as one transfer transaction. The transfer charge will not apply to transfers resulting from Policy loans, the exercise the transfer right due to the change in investment policy of a Subaccount, or the initial reallocation of Account Values from the Money Market Subaccount to other Subaccounts, These transfers will not count against the twelve free transfers in any Policy Year.


OTHER CHARGES

      The Separate Account purchases shares of the Funds at net asset value. The net asset value of those shares reflect management fees and expenses already deducted from the assets of the Funds' Portfolios. The fees and expenses for the Funds and their Portfolios are described briefly in connection with a general description of each Fund.

      More detailed information is contained in the Funds' Prospectuses which accompany this Prospectus.

POSSIBLE CHARGE FOR NATIONAL LIFE'S TAXES

      At the present time, National Life makes no charge for any Federal, state or local taxes (other than state premium taxes or the DAC Tax) that the Company incurs that may be attributable to the Separate Account or to the Policies. National Life, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Accounts or to the Policies. If any tax charges are made in the future, they will be accumulated daily and transferred from the Separate Account to National Life's general account. Any investment earnings on tax charges accumulated in the Separate Account will be retained by National Life.

                          POLICY RIGHTS AND PRIVILEGES

LOAN PRIVILEGES

      General. You may, on any Valuation Date, borrow money from National Life using the Policy as the only security for the loan. The amount of these loans may not exceed the Policy's Net Account Value on the date of receipt of the loan request, minus three times the Monthly Deduction for the next Monthly Policy Date. While the Insured is living, you may repay all or a portion of a loan and accrued interest. Loans may be taken by making a written request to the Third Party Administrator. Loan proceeds will be paid within seven days of the Valuation Date on which a valid loan request is received at the office of the Third Party Administrator.

      Interest Rate Charged. The interest rate charged on Policy loans will be as follows:

               Policy Years 1 - 7 : 4.60% per year
               Policy Years 8 - 10 : 4.50% per year
               Policy Years 11 - 20 : 4.40% per year
               Policy Years 21 and thereafter: 4.35% per year

      Interest is charged from the date of the loan and will be added to the loan balance at the end of the Policy Year and bear interest at the same rate.

      Allocation of Loans and Collateral. When a Policy loan is taken, Account Value is held in the Loan Account as Collateral for the Policy loan. Account Value is taken from the Subaccounts of the Separate Account based upon the proportion that each Subaccount's value bears to the total Account Value in the Separate Account. Any loan interest due and unpaid will be allocated among and transferred from the Subaccounts of the Separate Account in proportion to the Account Values held in the Subaccounts.

      The Collateral for a Policy loan will initially be the loan amount. Any loan interest due and unpaid will be added to the Policy loan. We will take additional Collateral for such loan interest so added pro rata from the Subaccounts of the Separate Account, and hold the Collateral in the Loan Account. At any time, the amount of the outstanding loan under a Policy equals the sum of all loans (including due and unpaid interest added to the loan balance) minus any loan repayments.

      Interest Credited to Amounts Held as Collateral. We will credit the amount held in the Loan Account as Collateral with interest at an effective annual rate of 4%.

      Effect of Policy Loan. Policy loans, whether or not repaid, will have a permanent effect on the Account Value, and may permanently affect the Death Benefit under the Policy. The effect on the Account Value and Death Benefit could be favorable or unfavorable, depending on whether the investment performance of the Subaccounts is less than or greater than the interest being credited on the amounts held as Collateral in the Loan Account while the loan is outstanding. Compared to a Policy under which no loan is made, values under a Policy will be lower when the credited interest rate on Collateral is less than the investment experience of assets held in the Separate Account. The longer a loan is outstanding, the greater the effect a Policy loan is likely to have. The Death Benefit will be reduced by the amount of any outstanding Policy loan.

      Loan Repayments. We will assume that any payments made while there is an outstanding loan on the Policy are premium payments, rather than loan repayments, unless it receives written instructions that a payment is a loan repayment. In the event of a loan repayment, the amount held as Collateral in the Loan Account will be reduced by an amount equal to the repayment, and such amount will be transferred to the Subaccounts of the Separate Account based on the proportion that each Subaccount's value bears to the total Account Value in the Separate Account.

      Lapse With Loans Outstanding. The amount of an outstanding loan under a Policy plus any accrued interest on outstanding loans is not part of Net Account Value. Therefore, the larger the amount of an outstanding loan, the more likely it is that the Policy could lapse. (See "How the Duration of the Policy May Vary," Page 20 and "Policy Lapse," Page 23.) In addition, if the Policy is not a Modified Endowment Policy, lapse of the Policy with outstanding loans may result in adverse federal income tax consequences. (See "Tax Treatment of Policy Benefits," Page 34.)

      Tax Considerations. Any loans taken from a "Modified Endowment Contract" will be treated as a taxable distribution. In addition, with certain exceptions, a 10% additional income tax penalty will be imposed on the portion of any loan that is included in income. (See "Distributions from Policies Classified as Modified Endowment Contracts," Page 35.)

SURRENDER PRIVILEGE

      At any time before the death of the Insured, you may surrender the Policy for its Net Cash Surrender Value. The Net Cash Surrender Value will equal the Cash Surrender Value less any Policy loan and accrued interest. The Net Cash Surrender Value will be determined by National Life on the Valuation Date it receives, at its Home Office or at the office of the Third Party Administrator, a written surrender request signed by the Owner, and the Policy. Coverage under the Policy will end on the day you mail or otherwise send the written surrender request and the Policy to National Life. We will ordinarily mail surrender proceeds to you within seven days of receipt of the request. (See "Other Policy Provisions - Payment of Policy Benefits", Page 30.)

      A surrender may have Federal income tax consequences. (See "Tax Treatment of Policy Benefits," Page 34).

WITHDRAWAL OF  NET ACCOUNT VALUE


      Before the death of the Insured and on any Valuation Date after the first Policy Anniversary, you may withdraw a portion of the Policy's Net Account Value. The maximum Withdrawal is the Net Account Value on the date of receipt of the Withdrawal request, minus three times the Monthly Deduction on the most recent Monthly Policy Date.


      The Withdrawal will be taken from the Subaccounts of the Separate Account based upon the proportion that each Subaccount's value bears to the total Account Value in the Separate Account.

      The effect of a Withdrawal on the Death Benefit and Face Amount will vary depending upon the Death Benefit Option and federal tax death benefit compliance test in effect and whether the Death Benefit is based on the applicable Death Benefit Factor times the Cash Surrender Value. (See "Death Benefit Options," Page 17.)

      Option A. The effect of a Withdrawal on the Face Amount and Death Benefit under Option A and the Guideline Premium Test for tax law compliance is as follows:


             If the Face Amount divided by the Death Benefit Factor times the Cash Surrender Value exceeds the Account Value just after the Withdrawal, a Withdrawal will reduce the Face Amount by the lesser of such excess and the amount of the Withdrawal.


             For the purposes of this illustration (and the following illustrations of Withdrawals), assume that the Attained Age of the Insured is under 40, there is no indebtedness and there is no Term Insurance Amount. The applicable Death Benefit Factor is 250% for an Insured with an Attained Age under 40, if the Guideline Premium Test is in effect as the federal tax death benefit compliance test.

             Under Option A, a Policy with a Face Amount of $300,000 and an Account Value of $30,000 will have a Death Benefit of $300,000. Assume that the Owner takes a Withdrawal of $10,000 The Withdrawal will reduce the Account Value to $20,000 ($30,000 - $10,000) after the Withdrawal. The Face Amount divided by the Death Benefit Factor is $120,000 ($300,000 / 2.50), which exceeds the Account Value after the Withdrawal by $100,000 ($120,000 - $20,000). The lesser of this excess and the amount of the Withdrawal is $10,000, the amount of the Withdrawal. Therefore, the Face Amount will be reduced by $10,000 to $290,000.

             If the Face Amount plus the Term Insurance Amount, divided by the applicable Death Benefit Factor times the Cash Surrender Value does not exceed the Cash Surrender Value just after the Withdrawal, then the Face Amount is not reduced. The Face Amount will be reduced by the lesser of such excess or the amount of the Withdrawal.

             A decrease in total insurance coverage shall apply first to any Supplemental Term Insurance Amount provided by a Term Rider on this Policy, then to any increase in Face Amount in reverse order in which they were made, and then to the Face Amount on the Date of Issue.

             Under Option A, a policy with a Face Amount of $300,000, an Account Value of $150,000, and no Term Insurance Amount will have a Death Benefit of $375,000 ($150,000 x 2.50). Assume that the Owner takes a Withdrawal of $10,000. The Withdrawal will reduce the Account Value to $140,000 ($150,000 - $10,000). The Face Amount divided by the applicable Death Benefit Factor is $120,000, which does not exceed the Account Value after the Withdrawal. Therefore, the Face Amount stays at $300,000 and the Death Benefit is $350,000 ($140,000 x 2.50).

      Option B. The Face Amount will never be decreased by a Withdrawal. A Withdrawal will, however, always decrease the Death Benefit.

             If the Death Benefit plus any outstanding Policy loans and any unpaid Monthly Deductions equals the Face Amount plus the Account Value, a Withdrawal will reduce the Account Value by the amount of the Withdrawal and thus the Death Benefit will also be reduced by the amount of the Withdrawal.

             Under Option B, a Policy with a Face Amount of $300,000 and an Account Value of $90,000 will have a Death Benefit of $390,000 ($300,000 + $90,000), assuming no outstanding Policy loans and no unpaid Monthly Deductions. Assume the Owner takes a Withdrawal of $20,000. The Withdrawal will reduce the Account Value to $70,000 ($90,000 - $20,000) and the Death Benefit to $370,000 ($300,000 + $70,000). The Face Amount is unchanged.

             If the Death Benefit immediately prior to the Withdrawal is based on the applicable Death Benefit Factor times the Cash Surrender Value, the Death Benefit will be reduced to equal the greater of (a) the Face Amount plus the Account Value after deducting the amount of the Withdrawal and Withdrawal Charge and (b) the applicable Death Benefit Factor times the Cash Surrender Value after deducting the amount of the Withdrawal.

             Under Option B, a Policy with a Face Amount of $300,000 and an Account Value of $210,000 will have a Death Benefit of $525,000 ($210,000 X 2.5), assuming no Policy loans outstanding and no unpaid Monthly Deductions. Assume the Owner takes a Withdrawal of $60,000. The Withdrawal will reduce the Account Value to $150,000 ($210,000 - $60,000), and the Death Benefit to the greater of (a) the Face Amount plus the Account Value, or $450,000 ($300,000 + $150,000) and (b) the Death Benefit based on the applicable Death Benefit Factor times the Cash Surrender Value, or $375,000 ($150,000 X 2.50). Therefore, the Death Benefit will be $450,000.
      The Face Amount is unchanged.

      If you have elected the Cash Value Accumulation Test for tax law compliance, a Withdrawal will decrease Face Amount by an amount equal to the amount withdrawn times 1.00327374.

      Because a Withdrawal can affect the Face Amount and the Death Benefit as described above, a Withdrawal may also affect the Net Amount at Risk which is used to calculate the Cost of Insurance Charge under the Policy. (See "Cost of Insurance Charge," Page 24.) Since a Withdrawal reduces the Net Account Value, the likelihood that the Policy will lapse is increased. (See "Policy Lapse," Page 23.) A request for Withdrawal may not be allowed if such Withdrawal would reduce the Face Amount below the Minimum Face Amount for the Policy. Also, if a Withdrawal would result in cumulative premiums exceeding the maximum premium limitations applicable under the Code for life insurance under the Guideline Premium Test, we will not allow such Withdrawal.

You may request a Withdrawal only by sending a signed written request to the Third Party Administrator. A Withdrawal will ordinarily be paid within seven days of the Valuation Date on which a valid Withdrawal request is received.

      A Withdrawal of Net Account Value may have Federal income tax consequences. (See "Tax Treatment of Policy Benefits," Page 34.)

FREE-LOOK PRIVILEGE


      The Policy provides for a "free-look" period, during which you may cancel the Policy and receive a refund equal to the gross premiums paid on the Policy. This free-look period ends on the later of the end of the 10th day after you receive the Policy, or any longer period provided by state law. To cancel the Policy, you must return the Policy to National Life or to an agent of National Life within this period with a written request for cancellation.


TRANSFER RIGHT FOR CHANGE IN INVESTMENT POLICY


If the investment policy of a Subaccount of the Separate Account is materially changed, you may transfer the portion of the Account Value in such Subaccount to another Subaccount, without regard to any limits on transfers or free transfers.


                             OTHER POLICY PROVISIONS

      Indefinite Policy Duration. The Policy can remain in force indefinitely (in Texas and Maryland, however, the Policy matures at Attained Age 99 at which time National Life will pay the Net Cash Surrender Value to the Owner in one sum unless a Payment Option is chosen, and the Policy will terminate). However, for a Policy to remain in force after the Insured reaches Attained Age 99, if the Face Amount is greater than the Account Value, the Face Amount will automatically be decreased to the current Account Value. Also, at Attained Age 99 Option B automatically becomes Option A, and no premium payments are allowed after Attained Age 99, although loan repayments are allowed. The tax treatment of a Policy's Account Value after Age 100 is unclear, and you may wish to discuss this treatment with a tax advisor.

      Payment of Policy Benefits. You may decide the form in which Death Benefit proceeds will be paid. During the Insured's lifetime, you may arrange for the Death Benefit to be paid in a lump sum or under a Settlement Option. These choices are also available upon surrender of the Policy for its Net Cash Surrender Value. If no election is made, payment will be made in a lump sum. The Beneficiary may also arrange for payment of the Death Benefit in a lump sum or under a Settlement Option. If paid in a lump sum, the Death Benefit under a Policy will ordinarily be paid to the Beneficiary within seven days after National Life receives proof of the Insured's death at its Home Office and all other requirements are satisfied. If paid under a Settlement Option, the Death Benefit will be applied to the Settlement Option within seven days after National Life receives proof of the Insured's death at its Home Office and all other requirements are satisfied.

      Interest at the annual rate of 4% or any higher rate declared by us or required by law is paid on the Death Benefit from the date of death until payment is made.

      Any amounts payable as a result of surrender, will ordinarily be paid within seven days of receipt of written request at National Life's Home Office or the office of the Third Party Administrator in a form satisfactory to National Life. Any amounts payable as a result of a Withdrawal or Policy loan will ordinarily be paid within seven days of the Valuation Date on which such Withdrawal or Policy loan is validly requested.

      Generally, the amount of a payment will be determined as of the date of receipt by National Life or the Third Party Administrator of all required documents. However, National Life may defer the determination or payment of such amounts if the date for determining such amounts falls within any period during which: (1) the disposal or valuation of a Subaccount's assets is not reasonably practicable because the New York Stock Exchange is closed or conditions are such that, under the SEC's rules and regulations, trading is restricted or an emergency is deemed to exist; or (2) the SEC by order permits postponement of such actions for the protection of National Life policyholders.

      We may postpone any payment under the Policy derived from an amount paid by check or draft until we are is satisfied that the check or draft has been paid by the bank upon which it was drawn.

      The Policy. The Policy and a copy of the applications attached thereto are the entire contract. Only statements made in the applications can be used to void the Policy or deny a claim. The statements are considered representations and not warranties. Only one of National Life's duly authorized officers or registrars can agree to change or waive any provisions of the Policy and only in writing. As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.


      Split Dollar Arrangements. The Owner or Owners may enter into a Split Dollar Arrangement between each other or another person or persons whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., Net Cash Surrender Value or Death Benefit) are split between the parties. There are different ways of allocating such rights.

      For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the Net Cash Surrender Value. The employee may designate the Beneficiary to receive any Death Benefit in excess of the Net Cash Surrender Value. If the employee dies while such an arrangement is in effect, the employer would receive from the Death Benefit the amount which the employer would have been entitled to receive upon surrender of the Policy and the employee's Beneficiary would receive the balance of the proceeds.

      No transfer of Policy rights pursuant to a Split Dollar Arrangement will be binding on National Life unless in writing and received by National Life.


      National Life does not impose any fee with respect to split dollar arrangements.


      The parties who elect to enter into a Split Dollar Arrangement should consult their own tax advisers regarding the tax consequences of such an arrangement.

      Assignments. You may assign any and all rights under the Policy. No assignment binds National Life unless in writing and received by us. National Life assumes no responsibility for determining whether an assignment is valid or the extent of the assignee's interest. All assignments will be subject to any Policy loan. The interest of any beneficiary or other person will be subordinate to any assignment. A payee who is not also the Owner may not assign or encumber Policy benefits, and to the extent permitted by applicable law, such benefits are not subject to any legal process for the payment of any claim against the payee.

      Misstatement of Age and Sex. If it is found that the amount of any benefit provided by the Policy is incorrect because of misstatement as to age or sex (if applicable), the Account Value and the Death Benefit will be equitably adjusted on the basis of the correct facts. When adjusting the Account Value, the adjustment will take effect on the Monthly Policy Date on or next following the date we have proof to our satisfaction of such misstatement. When adjusting the Death Benefit the adjustment shall take effect as of the Monthly Policy Date preceding the date of death.

      Suicide. In the event of the Insured's suicide, while sane or insane, within two years from the Date of Issue of the Policy (except where state law requires a shorter period), or within two years of the effective date of a reinstatement (unless otherwise required by state law), National Life's liability is limited to the payment to the beneficiary of a sum equal to the premiums paid less any Policy loan and accrued interest and any Withdrawals (since the date of reinstatement, in the case of a suicide within two years of the effective date of a reinstatement), or other reduced amount provided by state law.

      If the Insured commits suicide within two years (or shorter period required by state law) from the effective date of any Policy change which increases the Death Benefit and for which an application is required, the amount which National Life will pay with respect to the increase will be the Cost of Insurance Charges previously made for such increase (unless otherwise required by state law).

      Incontestability. The Policy will be incontestable after it has been in force during the Insured's lifetime for two years from the Date of Issue (or such other date as required by state law). Similar incontestability will apply to an increase in Face Amount or reinstatement after it has been in force during the Insured's lifetime for two years from its effective date.

      Before such times, however, we may contest the validity of the Policy (or changes) based on material misstatements in the initial or any subsequent application.

      Dividends. The Policy is participating; however, no dividends are expected to be paid on the Policy. If dividends are ever declared, they will be paid in cash.

      Correspondence. All correspondence to you will be deemed to have been sent to you if mailed to you at your last known address.

      Settlement Options. In lieu of a single sum payment on death or surrender, an election may be made to apply the Death Benefit under any one of the fixed-benefit Settlement Options provided in the Policy. The options are described below.

      Payment of Interest Only. Interest at a rate of 3.5% per year will be paid on the amount of the proceeds retained by National Life. Upon the earlier of the payee's death or the end of a chosen period, the proceeds retained will be paid.

      Payments for a Stated Time. Equal monthly payments, based on an interest rate of 3.5% per annum, will be made for the number of years selected.

      Payments for Life. Equal monthly payments, based on an interest rate of 3.5% per annum, will be made for a guaranteed period and thereafter during the life of a chosen person. Guaranteed payment periods may be elected for 0, 10, 15, or 20 years or for a refund period, at the end of which the total payments will equal the proceeds placed under the option.

      Payments of a Stated Amount. Equal monthly payments will be made until the proceeds, with interest at 3.5% per year on the unpaid balance, have been paid in full. The total payments in any year must be at least $10 per month for each thousand dollars of proceeds placed under this option.

      Life Annuity. Equal monthly payments will be made in the same manner as in the above Payments for Life option except that the amount of each payment will be the monthly income provided by National Life's then current settlement rates on the date the proceeds become payable. No additional interest will be paid.

      Joint and Two Thirds Annuity. Equal monthly payments, based on an interest rate of 3.5% per year, will be made while two chosen persons are both living. Upon the death of either, two-thirds of the amount of those payments will continue to be made during the life of the survivor. We may require proof of the ages of the chosen persons.

      50% Survivor Annuity. Equal monthly payments, based on an interest rate of 3.5% per year, will be made during the lifetime of the chosen primary person. Upon the death of the chosen primary person, 50% of the amount of those payments will continue to be made during the lifetime of the secondary chosen person. We may require proof of the ages of the chosen persons.

      We may pay interest in excess of the stated amounts under the first four options listed above, but not the last three. A right to change options or to withdraw all or part of the remaining proceeds may be included in the first two, and the fourth, options above. For additional information concerning the payment options, see the Policy.

                        SUPPLEMENTAL TERM INSURANCE RIDER


      At your option, the Term Rider, which is subject to the restrictions and limitations set forth in the Rider, may be included in a Policy. Election of the Term Rider will result in the Death Benefit including the Supplemental Term Insurance Amount. The charge for the Term Rider will be an amount included in the Monthly Deduction equal to the Supplemental Term Insurance Amount, divided by 1.00327234, times the cost of insurance rates which apply based on the Insured's then Attained Age, sex (if applicable) and Rate Class applicable to the Insured on the date of issue of the Term Rider. At issue, costs can be decreased by purchasing a higher Supplemental Term Insurance Amount through the use of the Term Rider, since there is no Target Premium associated with the Supplemental Term Insurance Amount, which may have the effect of reducing the Premium Loads. For Policies issued in the State of Florida, the Supplemental Term Insurance Rider is not available after age 95.



                        FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

      The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon National Life's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Service.

TAX STATUS OF THE POLICY

      Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") sets forth a definition of a life insurance contract for Federal tax purposes. Although the Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702, while proposed regulations and other interim guidance has been issued, final regulations have not been adopted. Guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance policy.

      With respect to a Policy issued on the basis of a standard rate class, National Life believes (largely in reliance on the Service's Notice 88-128 and the proposed regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

      With respect to a Policy that is issued on a substandard basis (i.e., a Rate Class involving higher than standard mortality risk), there is less guidance. Thus, it is not clear whether or not such a Policy would satisfy section 7702.

      If it is subsequently determined that a Policy does not satisfy Section 7702, National Life may take whatever steps are appropriate and necessary to attempt to cause such a Policy to comply with Section 7702. For these reasons, National Life reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

      Section 817(h) of the Code requires that the investments of each Subaccount of the Separate Account must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Funds, intends to comply with the diversification requirements prescribed in Treas. Reg. Section 1.817-5, which affect how each Fund's assets are to be invested. we believe that the Separate Account will, thus, meet the diversification requirement, and we will monitor continued compliance with this requirement.

      In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The Service has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

      The ownership rights under the Policy are similar to, but different in certain respects from, those described by the Service in rulings in which it was determined that Policy Owners were not owners of separate account assets. For example, the Owner has additional flexibility in allocating premium payments and Account Value. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, National Life does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserves the right to modify the Policy as necessary to attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Separate Account.

      The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS


      In General. We believe that as long as the Policy Owner is not Subject to the Alternative Minimum Tax, the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the Death Benefit under the Policy should be excludable from the gross income of the Beneficiary under
Section 101(a)(1) of the Code.


      Depending on the circumstances, the exchange of a Policy, a change in the Policy's Death Benefit Option (i.e., a change from Death Benefit Option A to Death Benefit Option B or vice versa), a Policy loan, a Withdrawal, a surrender, a change in ownership, or an assignment of the Policy may have Federal income tax consequences.

      In addition, Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary. The Policies also may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of the Policies in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement. In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.


      Generally, as long as you are not subject to the Alternative Minimum Tax, you will not be deemed to be in constructive receipt of the Account Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract". Whether a Policy is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.


      Modified Endowment Contracts. Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts," which applies to Policies entered into or materially changed after June 20, 1988.


      Due to the Policy's flexibility, classification as a Modified Endowment Contract will depend on the individual circumstances of each Policy. In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven Policy Years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. The determination of whether a Policy will be a Modified Endowment Contract after a material change generally depends upon the relationship of the Death Benefit and Account Value at the time of such change and the additional premiums paid in the seven years following the material change. At the time a premium is credited which would cause the Policy to become a Modified Endowment Contract, we will notify your agent of action or actions that may be taken to prevent the Policy from becoming a Modified Endowment Contract. If after 30 days from contacting the agent, we have not heard from you, we will mail a letter directly to you notifying you of actions that may be taken to prevent the Policy from becoming a Modified Endowment Contract. If after 30 days from mailing such notification we have received no response, we will assume you wish to take no action. If you request a refund of excess premium, the excess premium paid
(with appropriate interest) will be returned to you. The amount to be refunded will be deducted from the Account Value in the Subaccounts of the Separate Account in the same proportion as the premium payment was allocated to such accounts.


      The rules relating to whether a Policy will be treated as a Modified Endowment Contract are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, you should consult with a competent advisor to determine whether a policy transaction will cause the Policy to be treated as a Modified Endowment Contract.

      Distributions from Policies Classified as Modified Endowment Contracts. Policies classified as Modified Endowment Contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender and Withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Account Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from or secured by, such a Policy are treated as distributions from such a Policy and taxed accordingly. Past due loan interest that is added to the loan amount will be treated as a loan. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after you attain age 59-1/2, is attributable to your becoming disabled, or is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your Beneficiary.

      Distributions From Policies Not Classified as Modified Endowment Contracts. Distributions from a Policy that is not a Modified Endowment Contract, are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the

Policy's Death Benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to you in order for the Policy to continue complying with the
Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

      Loans from, or secured by, a Policy that is not a Modified Endowment Contract are not treated as distributions. Instead, such loans are treated as your indebtedness.

      Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional tax.

      Policy Loan Interest. Generally, interest paid on any loan under a Policy is not deductible. A tax advisor should be consulted before deducting Policy loan interest.

      Investment in the Policy. Investment in the Policy means: (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus
(ii) the aggregate amount received under the Policy which is excluded from your gross income (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract to the extent that such amount is included in your gross income.

      Multiple Policies. All Modified Endowment Contracts that are issued by National Life to the same Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the gross income under Section 72(e) of the Code.

POSSIBLE CHANGES IN TAXATION

      Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policies could change by legislation or other means. For instance, the President's 1999 Budget Proposal recommended legislation that, if enacted, would adversely modify the federal taxation of the Policies. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Policy.

                                  VOTING RIGHTS

      All of the assets held in the Subaccounts of the Separate Account will be invested in shares of corresponding Portfolios of the Funds. The Funds do not hold routine annual shareholders' meetings. Shareholders' meetings will be called whenever each Fund believes that it is necessary to vote to elect the Board of Directors of the Fund and to vote upon certain other matters that are required by the 1940 Act or other applicable law or governing documents to be approved or ratified by the shareholders of a mutual fund. National Life is the legal owner of Fund shares and as such has the right to vote upon any matter that may be voted upon at a shareholders' meeting. However, in accordance with the SEC's view of present applicable law, we will vote the shares of the Funds at meetings of the shareholders of the appropriate Fund or Portfolio in accordance with instructions received from Owners. Fund shares held in each Subaccount of the Separate Account for which no timely instructions from Owners are received will be voted by us in the same proportion as those shares in that Subaccount for which instructions are received.

      Each Owner having a voting interest will be sent proxy material and a form for giving voting instructions. Owners may vote, by proxy or in person, only as to the Portfolios that correspond to the Subaccounts in which their Policy values are allocated. The number of shares held in each Subaccount attributable to a Policy for which you may provide voting instructions will be determined by dividing your Policy's Account Value in that Subaccount by the net asset value of one share of the corresponding Portfolio as of the record date for the shareholder meeting. Fractional shares will be counted. For each share of a Portfolio for which Owners have no interest, we will cast votes, for or against any matter, in the same proportion as Owners vote.

      If required by state insurance officials, National Life may disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the investment objectives or policies of one or more of the Portfolios, or to approve or disapprove an investment policy or investment adviser of one or more of the Portfolios. In addition, National Life may disregard voting instructions in favor of certain changes initiated by an Owner or the Fund's Board of Directors provided that National Life's disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the portfolio's objectives and purposes, and the effect the change would have on National Life. If we do disregard voting instructions, we will advise you of that action and its reasons for such action in the next semi-annual report to you.

      Shares of the Funds are currently being offered to variable life insurance and variable annuity separate accounts of life insurance companies other than National Life that are not affiliated with National Life. National Life understands that shares of these Funds also will be voted by such other life insurance companies in accordance with instructions from their policyholders invested in such separate accounts. This will dilute the effect of your voting instructions.

                CHANGES IN APPLICABLE LAW, FUNDING AND OTHERWISE

      The voting rights described in this Prospectus are created under applicable Federal securities laws. To the extent that such laws or regulations promulgated thereunder eliminate the necessity to solicit voting instructions from Owners or restrict such voting rights, National Life reserves the right to proceed in accordance with any such laws or regulations.

      National Life also reserves the right, subject to compliance with applicable law, including approval of Owners, if so required: (1) to make changes in the form of the Separate Account, if in its judgment such changes would serve the interests of Owners or would be appropriate in carrying out the purposes of the Policies, for example: (i) operating the Separate Account as a management company under the 1940 Act; (ii) deregistering the Separate Account under the 1940 Act if registration is no longer required; (iii) combining or substituting separate accounts; (iv) transferring the assets of the Separate Account to another separate account; (v) making changes necessary to comply with, obtain or continue any exemptions from the 1940 Act; or (vi) making other technical changes in the Policy to conform with any action described herein; (2) if in its judgment a Portfolio no longer suits the investment goals of the Policy, or if tax or marketing conditions so warrant, to substitute shares of another investment portfolio for shares of such Portfolio; (3) to eliminate, combine, or substitute Subaccounts and establish new Subaccounts, if in its judgment marketing needs, tax considerations, or investment conditions so warrant; and (4) to transfer assets from a Subaccount to another Subaccount or separate account if the transfer in our judgment would best serve interests of Policy Owners or would be appropriate in carrying out the purposes of the Policies; and (5) to modify the provisions of the Policies to comply with applicable laws. We have reserved all rights in respect of its corporate name and any part thereof, including without limitation the right to withdraw its use and to grant its use to one or more other separate accounts and other entities.

      If your Policy has Account Value in a Subaccount that is eliminated, we will give you at least 30 days notice before the elimination, and will request that you designate the Subaccount or Subaccounts to which the Account Value in the Subaccount to be eliminated should be transferred. If no such designation is received prior to the date of the elimination, then the Account Value in such Subaccount will be transferred to the Money Market Subaccount. In any case, if in the future a transfer charge is imposed or limits on the number of transfers or free transfers are established, no charge will be made for this transfer, and it will not count toward any limit on transfers or free transfers.

                     OFFICERS AND DIRECTORS OF NATIONAL LIFE

      The officers and directors of National Life, as well as their principal occupations during the past five years, are listed below.

                                                                        PRINCIPAL OCCUPATION
NAME AND POSITION                                                       DURING THE PAST FIVE YEARS
-----------------                                                       --------------------------
Patrick E. Welch                                                        1997 to present - Chairman of the Board
        Chairman of the Board,                                          and Chief Executive Officer; 1992 to 1997 -
        Chief Executive Officer                                         Chairman of the Board, Chief Executive
                                                                        Officer and President of GNA Corporation.

Thomas H. MacLeay                                                       1996 to Present - President and Chief
        President, Chief                                                Operating Officer; 1993 to 1996 -
        Operating Officer,                                              Executive Vice President & Chief
        and Director                                                    Financial Officer; 1991 to 1993 -
                                                                        Senior Vice President & Chief Financial Officer.

Robert E. Boardman                                                      1994 to present - Chairman of Hickok &
        Director                                                        Boardman Financial Network
                                                                        1967 to present - President of Hickok & Boardman Realty,
                                                                        Inc.

David R. Coates                                                         1993 to present - Business
        Director                                                        Consultant; 1987 to 1993 - Managing Partner of KPMG
                                                                        Peat Marwick in Burlington, VT.

Benjamin F. Edwards III                                                 1983 to present - Chairman, President
        Director                                                        and Chief Executive Officer of A.
                                                                        G. Edwards, Inc.

Earle H. Harbison, Jr.                                                  1993 to present:  Chairman of
        Director                                                        Harbison Walker, Inc.; 1986 to
                                                                        1992 - President and Chief
                                                                        Operating Officer of Monsanto Company.

Roger B. Porter                                                         1985 to present - Professor of Business
        Director                                                        and Government, Harvard University; 1976 to
                                                                        present - Member of the President's Commission
                                                                        on White House Fellowships; 1993 to present,
                                                                        Senior Scholar, Woodrow Wilson International
                                                                        Center for Scholars.

E. Miles Prentice III                                                   1997 to present - Partner in the law firm of Eaton & Van
        Director                                                        Winkle; 1996 to 1997 - Partner in the law firm
                                                                        of Bryan Cave L.L.P.; 1993 to 1996 - Partner
                                                                        in the law firm of Piper & Marbury.

Thomas P. Salmon                                                        1997 to present: Partner in the law firm of Salmon &
        Director                                                        Nostrand; 1991 to 1996 - President, the University of
                                                                        Vermont; formerly Governor, State of Vermont.


A. Gary Shilling                                                        1978 to present - President of A.
        Director                                                        Gary Shilling & Company, Inc.


Thomas R. Williams                                                      1987 to present - President of the
        Director                                                        Wales Group, Inc.

Patricia K. Woolf                                                       1990 to present - Author, Consultant,
        Director                                                        and lecturer at the Department of
                                                                        Molecular Biology at Princeton University.

James A. Mallon                                                         1998 to present:  Executive Vice President
        Executive Vice President                                        & Chief Marketing Officer; 1996 to 1998:
        Chief Marketing Officer                                         President & Chief Executive Officer - Integon
                                                                        Life Insurance Corporation; 1993 to 1996:  Senior
                                                                        Vice President & Chief Marketing Officer - Commercial
                                                                        Union Life Insurance Company of America.


William A. Smith                                                        1998 to present:  Executive Vice President & Chief
        Executive Vice President &
        Chief Financial Officer

                                                                        Financial Officer; 1994 to 1998 - Vice President and
                                                                        Controller, American Express Financial Advisors; 1991 to
                                                                        1994 - Vice President and Chief Financial Officer of
                                                                        ACUMA, Ltd.




Rodney A. Buck                                                          1996 to present - Senior Vice
        Senior Vice President &                                         President and Chief Investment
        Chief Investment Officer                                        Officer; 1993 to 1995 - Senior Vice President -
                                                                        Investments; 1996 to present - Chairman
                                                                        & Chief Executive Officer, National
                                                                        Life Investment Management
                                                                        Company, Inc. ("NLIMC"); 1991 to 1995 - President and
                                                                        Chief Operating Officer, NLIMC; 1998 to present - Chief
                                                                        Executive Officer; 1987 to 1997 - Senior Vice President -
                                                                        Sentinel Advisors Company.

Gregory H. Doremus                                                      1998 to present:  Senior Vice President -
        Senior Vice President - New                                     New Business & Customer Services; 1994 to 1998 -
        Business & Customer Services                                    Vice President - Customer Services; 1990 to 1994 -
                                                                        Second Vice President - Client Services

Charles C. Kittredge                                                    1997 to  present:  Senior Vice President - Sales
        Senior Vice President - Sales                                   and Distribution;  1993 to 1997: - Vice President -
        and Distribution                                                Agency Financial Planning & Services


                            DISTRIBUTION OF POLICIES


      Applications for the Policies are solicited by agents who are licensed by state insurance authorities to sell National Life's variable life insurance policies, and who are also registered representatives of Equity Services, Inc. ("ESI") or registered representatives of broker/dealers who have Selling Agreements with ESI. ESI, a Vermont corporation formed on October 7, 1968, whose address is National Life Drive, Montpelier, Vermont 05604, is a registered broker/dealer under the Securities Exchange Act of 1934 (the "1934 Act") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). ESI is an indirect wholly-owned subsidiary of National Life. ESI acts as the principal underwriter, as defined in the 1940 Act, of the Policies, and for the Separate Account pursuant to an Underwriting Agreement to which the Separate Account, ESI and National Life are parties.



      National Life is seeking approval to sell the Policies in all states and the District of Columbia. However, all approvals may not be obtained. The Policies are offered and sold only in those states where their sale is lawful.

      The insurance underwriting and the determination of a proposed Insured's Rate Class and whether to accept or reject an application for a Policy is done by National Life. National Life will refund any premiums paid if a Policy ultimately is not issued or will refund the applicable amount if the Policy is returned under the free look provision.

      Dealers are compensated for sales of the Policies by dealer concessions. During the first seven Policy Years, the gross dealer concession will not be more than 15% of the premiums paid up to the target Premium and 2.5% of the premiums paid in excess of the Target Premium. For Policy Years after Policy Year 7, the gross dealer concession will not be more than 5% of the premiums paid, up to the Target Premium, and 2.5% of the premiums in excess of the Target Premium. In addition, dealers will be paid amounts equal to 0.10% per annum of the Account Value in the Separate Account for the first twenty Policy Years, and 0.05% per annum of such amount thereafter.


      The directors of ESI are Patrick E. Welch, Thomas H. MacLeay, Rodney A. Buck, all of whose principal occupations are disclosed under "Directors and Officers of National Life" above, and Joseph M. Rob, the Chairman, Chief Executive Officer and President of ESI. ESI's other officers are:



            John M. Grab, Jr.                   Senior Vice President & Chief Financial Officer
            Stephen A. Englese                  Vice President - Financial Products
            Gregory D. Teese                    Vice President - Compliance
            Budd A. Shedaker                    Assistant Vice President - Communications
            D. Russell Morgan                   Counsel
            Sharon E. Bernard                   Treasurer & Controller
            Lisa A. Pettrey                     Secretary
            JoAnn K. Morissette                 Assistant Secretary



The principal business address of all these individuals is National Life Drive, Montpelier, Vermont 05604.


                                 POLICY REPORTS

      Within 30 days after each Policy Anniversary, a statement will be sent to you describing the status of your Policy, including setting forth the Face Amount, the current Death Benefit, any Policy loans and accrued interest, the current Account Value, the amount held as Collateral in the Loan Account, the value in each Subaccount of the Separate Account, premiums paid since the last report, charges deducted since the last report, any Withdrawals since the last report, and the current Net Cash Surrender Value. In addition, a statement will be sent to you showing the status of your Policy following the transfer of amounts from one Subaccount of a Separate Account to another, the taking out of a loan, a repayment of a loan, a Withdrawal and the payment of any premiums (excluding those paid by bank draft or otherwise under the Automatic Payment
Plan).

      You will receive a semi-annual report containing the financial statements of each Fund in which your Policy has Account Value, as required by the 1940 Act.

                            THIRD PARTY ADMINISTRATOR


      McCamish Systems, LLC, which is located at 6425 Powers Ferry Road, Third Floor, Atlanta, Georgia 30339, will act as administrator of the Policies on behalf of National Life.

                                STATE REGULATION

      National Life is subject to regulation and supervision by the Insurance Department of the State of Vermont which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. A copy of the Policy form has been filed with, and where required approved by, insurance officials in each jurisdiction where the Policies are sold. National Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

                             PREPARING FOR YEAR 2000

      Many computer systems were designed using only two digits to designate years. These systems may not be able to distinguish the year 2000 from the year 1900. Like all financial services providers, National Life utilizes computer systems that may be effected by Year 2000 transition issues, and National Life relies on service providers, including the Funds, that also may be affected. National Life has developed, and is in the process of implementing, a Year 2000 transition plan, and is confirming that its service providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on National Life. However, as of the date of this prospectus, it is not anticipated that any Policy Owners will experience negative effects on their investment, or on the services provided in connection therewith, as a result of Year 2000 transition implementation. National Life currently anticipates that its computer systems will be Year 2000 compliant on or about January 1, 1999, but there can be no assurance that National Life will be successful, or that interaction with other service providers will not impair National Life's services at that time.


                                     EXPERTS

      The Financial Statements listed on Page F-1 have been included in this Prospectus, in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

      Actuarial matters included in the Prospectus have been examined by Kiri Parankirnathan, A.S.A., M.A.A.A., President of Life Product Developers, Inc.

                                  LEGAL MATTERS

      Sutherland Asbill & Brennan, LLP of Washington, D.C. has provided advice on legal matters relating to certain aspects of Federal securities law applicable to the issue and sale of the Policies. Matters of Vermont law pertaining to the Policies, including National Life's right to issue the Policies and its qualification to do so under applicable laws and regulations issued thereunder, have been passed upon by D. Russell Morgan, Counsel of National Life.

      In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits, relating to life insurance pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements. During 1997 several lawsuits of this nature were filed against National Life on behalf of purported classes of persons who purchased certain insurance products from National Life. A proposed settlement of these lawsuits has been announced, and is currently subject to the approval of the court. National Life does not believe that these lawsuits, whether settled or litigated, will have any material adverse effect upon its ability to meet its obligations under the Policies.

      National Life is also party to ordinary routine litigation incidental to the business, none of which is expected to have a material adverse effect upon its ability to meet its obligations under the Policies.


                              FINANCIAL STATEMENTS

      The financial statements of National Life appear on the pages beginning with page F-1 below. The financial statements of National Life should be considered only as bearing upon National Life's ability to meet its obligations under the Policies.

                                   GLOSSARY

ACCOUNT VALUE                              The sum of the Policy's values in the Separate Account and the Loan
                                           Account.

ATTAINED AGE                               The Issue Age of the Insured plus the number of full Policy Years which have passed since the Date of Issue.



BENEFICIARY                                The person(s) or entity(ies) designated to receive all or some of the
                                           Death Benefit when the Insured dies.  The Beneficiary is designated in the application or if subsequently changed, as shown in the latest change filed with National Life.  The interest of any Beneficiary who dies before the Insured shall vest in the Owner unless otherwise stated.

CASH SURRENDER VALUE                       The Account Value of the Policy reflecting, in Policy Years 1 and 2, the
                                           Distribution Charge Refund.  The Cash Surrender Value is equal to the
                                           Account Value on the second Policy Anniversary and thereafter.

COLLATERAL                                 The Account Value in the Loan Account which secures the amount of any
                                           Policy loan.

CUMULATIVE MINIMUM MONTHLY
PREMIUM                                    The sum of the Minimum Monthly Premiums in effect on each Monthly
                                           Policy Date since the Date of Issue (including the current month).

DAC TAX                                    A tax attributable to Specified Policy Acquisition Expenses under
                                           Internal Revenue Code Section 848.

DATE OF ISSUE                              The date on which the Policy is issued, which is set forth in the
                                           Policy.  It is used to determine Policy Years, Policy Months and Monthly
                                           Policy Dates, as well as to measure suicide and contestable periods.

DEATH BENEFIT                              Under Option A, the greater of (a) the Face Amount or (b) the Death
                                           Benefit Factor times the Cash Surrender Value on the date of death;
                                           under Option B, the greater of (a) the Face Amount plus the Account
                                           Value on the date of death, or (b) the Death Benefit Factor times the
                                           Cash Surrender Value on the date of death; in each case plus any dividends payable, plus any Supplemental Term Insurance Amount, less any outstanding Policy loan and accrued interest, and less any unpaid
                                           Monthly Deductions.

DEATH BENEFIT FACTOR                       A percentage specified in either the Cash Value Accumulation Test or the
                                           Guideline Premium Test for qualification of a Policy as life insurance under the Internal Revenue Code, which when multiplied by the Cash
                                           Surrender Value, must always be less than or equal to the Death Benefit plus any outstanding Policy loans, accrued interest thereon, and any unpaid Monthly Deductions, and minus

                                           any dividends payable and any Supplemental term Insurance Amount.

DEATH BENEFIT STANDARD                     The Death Benefit Factor multiplied by the Cash Surrender Value of the
                                           Policy on the date of the Insured's death, less the amount of any
                                           Monthly Deductions then due, and less any outstanding Policy loans plus accrued interest.

DISTRIBUTION CHARGE                        An amount deducted from each premium to cover the cost of distribution of the Policy. The Distribution Charge is equal to, in Policy Year 1,
                                           13% of premiums paid during the Policy Year up to the Target Premium, and 0.5% of premiums paid in excess of the target premium during the
                                           Policy Year.  In Policy Years 2 through 7, the Distribution Charge is equal to 15% of premiums paid during a Policy Year up to the Target
                                           Premium, and 2.5% of premiums paid in excess of the Target Premium in any such Policy Year.  In Policy Years 8 and thereafter, the
                                           Distribution Charge will be 5% of premiums paid during a Policy Year up to the Target Premium, and 2.5% of premiums paid in excess of the
                                           Target Premium in any such Policy Year.

DISTRIBUTION CHARGE REFUND                 An amount which will be added to Account Value as of the time of the applicable first year premium payments, to determine the proceeds payable to the Owner upon surrender during in Policy Years 1 or 2.  Such amount shall be equal to the lesser of (a) the Premium Loads on all premiums paid in the first Policy Year, less 2% of such premiums paid in the first Policy Year, or (b) one third of the Premium Loads paid on all premiums paid in the first Policy Year, plus 2% of such premiums, less the Premium Tax Charge.  The Distribution Charge Refund is zero at all times after the first Policy Year.

DURATION                                   The number of full years the insurance has been in force; for the Face
                                           Amount on the Date of Issue, measured from the Date of Issue; for any increase in Face Amount, measured from the effective date of such increase.

FACE AMOUNT                                The Face Amount of the Policy on the Date of Issue plus any increases in
                                           Face Amount and minus any decreases in Face Amount.
GRACE PERIOD                               A 61-day period measured from the date on which notice of pending lapse is sent by National Life, during which the Policy will not lapse and insurance coverage continues.  To prevent lapse, the Owner must during the Grace Period make a premium payment at least equal to three times the Monthly Deduction due the date when the Grace Period began, plus any
                                           Premium Loads.

HOME OFFICE                                National Life's Home Office at National Life Drive, Montpelier, Vermont
                                           05604.

INSURED                                    The person upon whose life the Policy is issued.

ISSUE AGE                                  The age of the Insured at his or her birthday nearest the Date of Issue.
                                           The Issue Age is stated in the Policy.

LOAN ACCOUNT                               Account Value which is held in National Life's general account as
                                           Collateral for Policy loans.

MINIMUM FACE AMOUNT                        The Minimum Face Amount is $5000.

MINIMUM INITIAL PREMIUM                    The minimum premium required to issue a Policy.  The Minimum Initial
                                           Premium per set of Policies purchased at the same time and associated with a corporation or its affiliates, a trust, or a partnership, is
                                           $50,000.

MINIMUM MONTHLY PREMIUM                    An amount stated in the Policy, the payment of which each month will keep the Policy from entering a Grace Period during the Policy
                                           Protection Period.

MONTHLY DEDUCTION                          The amount deducted in advance from the Account Value on each
                                           Monthly Policy Date.  It includes the Policy Administration Charge, the
                                           Cost of Insurance Charge, and, if applicable, the Underwriting Charge and the charge for the Term Rider.

MONTHLY POLICY DATE                        The day in each calendar month which is the same day of the month as the
                                           Date of Issue, or the last day of any month having no such date, except that whenever the Monthly Policy Date would otherwise fall on a date other than a Valuation Date, the Monthly Policy Date will be deemed to be the next Valuation Date.

NET ACCOUNT VALUE                          The Account Value of a Policy less any outstanding Policy loans and accrued interest thereon.

NET AMOUNT AT RISK                         The amount by which (a) the Death Benefit, plus any outstanding Policy loans and accrued interest, and plus any unpaid Monthly Deductions, and divided by 1.0032734 (to take into account earnings of 4% per annum solely for the purpose of computing Net Amount at Risk), exceeds (b) the
                                           Account Value.

NET CASH SURRENDER VALUE                   The Cash Surrender Value of a policy less any outstanding Policy Loans and accrued interest thereon.

NET PREMIUM                                The remainder of a premium after the deduction of the Premium Loads.

OWNER                                      The person(s) or entity(ies) entitled to exercise the rights granted in the Policy.

POLICY ADMINISTRATION CHARGE               A charge currently in the amount of $5.50 per month included in the
                                           Monthly Deduction, which is intended to reimburse National Life for ordinary administrative expenses.  National Life reserves the right to increase this charge up to an amount equal to $8.00 per month.

POLICY ANNIVERSARY                         The same day and month as the Date of Issue in each later year.

POLICY PROTECTION PERIOD                   The first five years after the Date of Issue of a Policy during which the Policy will not lapse regardless of whether net Account value is sufficient to cover the Monthly Deductions, provided that premium payments at least equal to the Cumulative Minimum Monthly Premium have been paid.

POLICY YEAR                                A year that starts on the Date of Issue or on a Policy Anniversary.

PREMIUM LOADS                              A charge deducted from each premium payment, which consists of the
                                           Distribution Charge and the applicable Premium Tax Charge

PREMIUM TAX CHARGE                         A charge deducted from each premium payment to cover the cost of all applicable state and local premium taxes.

RATE CLASS                                 The classification of the Insured for cost of insurance purposes.  The
                                           Rate Classes are: for each of guaranteed issue, simplified issue, and full medical underwriting, there are male non-smoker, female non-smoker, unisex non-smoker, male smoker, female smoker, unisex nonsmoker, unisex unismoker, male unismoker, and female unismoker.
                                           For full medical underwriting cases, substandard rate classes may also apply.

SUPPLEMENTAL TERM INSURANCE
 AMOUNT                                    Additional insurance coverage provided by the Term Rider, equal to, under Option A, the Term Insurance Amount stated in the Policy less any excess of (a) the Policy's Death Benefit Standard over (b) the Policy's
                                           Face Amount on the date of the Insured's death, less the amount of any
                                           Monthly Deductions then due, and less any outstanding Policy loans and accrued interest thereon, but not less than zero.  Under Option B, the
                                           Supplemental Term Insurance Amount is equal to the Term Insurance
                                           Amount stated in the Policy less any excess of (a) the Policy's Death
                                           Benefit Standard over (b) the Policy's Face Amount on the date of the
                                           Insured's death, plus the Account Value of the Policy on the date of the
                                           Insured's Death, less the amount of any Monthly Deductions then due, and less any outstanding Policy loans and accrued interest thereon, but not less than zero.

TARGET PREMIUM                             An amount equal to 1.25 times the annual whole life premium which would apply to a Policy calculated by using the applicable 1980
                                           Commissioners Standard Ordinary Mortality Table and an interest rate of
                                           3.5%.

TERM INSURANCE AMOUNT                      An amount stated in the Policy on which the Supplemental Term
                                           Insurance Amount is based.

TERM RIDER                                 An optional benefit that may be included in a Policy at the owner's option, which provides additional insurance coverage in the form of the
                                           Supplemental Term Insurance Amount.

THIRD PARTY ADMINISTRATOR                  The administrator of the Policy appointed by National Life, McCamish
                                           Systems, LLC, located at 6425 Powers Ferry Road, Third Floor, Atlanta,
                                           Georgia 30339.

VALUATION DATE                             Each day that the New York Stock Exchange is open for business other than the day after Thanksgiving and any day on which trading is restricted by directive of the Securities and Exchange Commission.
                                           Unless otherwise indicated, whenever an event occurs

                                           or a transaction is to be effected on a day that is not a Valuation Date, it will be deemed to have occurred on the next Valuation Date.

VALUATION PERIOD                           The time between two successive Valuation Dates.  Each Valuation Period includes a Valuation Date and any non-Valuation Date or consecutive non-Valuation Dates immediately preceding it.

WITHDRAWAL                                 A payment made at the request of the Owner pursuant to the right in the
                                           Policy to withdraw a portion of the Policy's Net Account Value.

                                   APPENDIX A
                 ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES
                          AND NET CASH SURRENDER VALUES

      The following tables illustrate how the Death Benefits, Account Values and Net Cash Surrender Values of a Policy may change with the investment experience of the Separate Account. The tables show how the Death Benefits, Account Values and Net Cash Surrender Values of a Policy issued to an Insured of a given age, sex and Rate Class would vary over time if the investment return on the assets held in each Portfolio of each of the Funds were a uniform, gross annual rate of 0%, 6% and 12%.

      The tables on Pages A-2 to A-10 illustrate a Policy issued to a male Insured, Age 40 in the full medical underwriting nonsmoker Rate Class with a Face Amount of $250,000 and Planned Periodic Premiums of $3,000 paid at the beginning of each Policy Year. The Death Benefits, Account Values and Net Cash Surrender Values would be lower if the Insured was in a smoker or substandard class, a guaranteed issue class or a simplified issue class, since the cost of insurance charges are higher for these classes. Also, the values would be different from those shown if the gross annual investment returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years.

      The second column of the tables show the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 5% compounded annually. The columns shown under the heading "Guaranteed" assume that throughout the life of the policy, the monthly charge for cost of insurance is based on the maximum level permitted under the Policy (based on the applicable 1980 CSO Table); the columns under the heading "Current" assume that throughout the life of the Policy, the monthly charge for cost of insurance is based on the current cost of insurance rate, and the Mortality and Expense Risk Charge and the Policy Administration Charge are at the current rates.


      The amounts shown in all tables reflect (1) the Mortality and Expense Risk Charge, (2) the Separate Account Administration Charge, and (3) an averaging of certain other asset charges described below that may be assessed under the Policy. The other asset charges reflected in the Current and Guaranteed illustrations equal an average of 0.88%. This total is based on an assumption that an Owner allocates the Policy values equally among the Subaccounts of the Separate Account. These asset charges take into account expense reimbursement arrangements expected to be in place for 1999 for some of the Portfolios. In the absence of the reimbursement arrangements for some of the Portfolios, the other asset charges would have totalled an average of 1.41%. If the reimbursement agreements were discontinued, the Account Values and Net Cash Surrender Values of a Policy which allocates Policy Values equally among the Subaccounts would be lower than those shown in the following tables. For information on Fund and Portfolio expenses, see the prospectuses for the Funds accompanying this prospectus.


      The tables also reflect the fact that no charges for Federal or state income taxes are currently made against the Separate Account. If such a charge is made in the future, it would take a higher gross annual rate of return to produce the same Policy values.

      The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid and allocated as indicated and no Policy loans are made. The tables are also based on the assumption that the Owner has not requested an increase or decrease in the Face Amount, that no Withdrawals have been made and no transfers have been made in any Policy Year.

      Upon request, National Life will provide a comparable illustration based upon the proposed Insured's Age and Rate Class, the Death Benefit Option, the Death Benefit compliance test, Face Amount and Planned Periodic Premiums requested and the application of the Term Rider, if requested.

                         NATIONAL LIFE INSURANCE COMPANY
  SENTINEL BENEFIT PROVIDER FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE


$250,000 FACE AMOUNT                           MALE INSURED ISSUE AGE 40                         FULL MEDICAL
DEATH BENEFIT OPTION A                         ANNUAL PREMIUM $3,000                             NONSMOKER
CASH VALUE ACCUMULATION TEST

                                               ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%
                                               (NET ANNUAL RATE OF RETURN OF -1.56% FOR GUARANTEED CHARGES IN ALL YEARS;
                                          FOR CURRENT CHARGES, -1.31% FOR THE FIRST SEVEN YEARS, -1.22% FOR THE NEXT THREE
                                          YEARS, -1.12% FOR THE NEXT 10 YEARS, AND -1.07% FOR YEARS AFTER THE TWENTIETH YEAR)

                                                 Guaranteed                                            Current
              Premium       ---------------------------------------------       -----------------------------------------------
End of      Accumulated                        Net Cash                                                 Net Cash
Policy       at 5% Int.         Account       Surrender             Death           Account            Surrender          Death
  Year        Per Year            Value           Value           Benefit             Value                Value        Benefit
  ----        --------            -----           -----           -------             -----                -----        -------

     1          3,150             1,834           1,981           250,000             2,305                2,453        250,000
     2          6,458             3,515           3,661           250,000             4,465                4,611        250,000
     3          9,930             5,131           5,131           250,000             6,562                6,562        250,000
     4         13,577             6,675           6,675           250,000             8,600                8,600        250,000
     5         17,406             8,150           8,150           250,000            10,575               10,575        250,000
     6         21,426             9,591           9,591           250,000            12,534               12,534        250,000
     7         25,647            10,950          10,950           250,000            14,426               14,426        250,000
     8         30,080            12,521          12,521           250,000            16,563               16,563        250,000
     9         34,734            14,001          14,001           250,000            18,633               18,633        250,000
    10         39,620            15,383          15,383           250,000            20,632               20,632        250,000
    11         44,751            16,664          16,664           250,000            22,581               22,581        250,000
    12         50,139            17,830          17,830           250,000            24,446               24,446        250,000
    13         55,796            18,867          18,867           250,000            26,218               26,218        250,000
    14         61,736            19,763          19,763           250,000            27,889               27,889        250,000
    15         67,972            20,501          20,501           250,000            29,453               29,453        250,000
    16         74,521            21,066          21,066           250,000            30,905               30,905        250,000
    17         81,397            21,443          21,443           250,000            32,252               32,252        250,000
    18         88,617            21,622          21,622           250,000            33,486               33,486        250,000
    19         96,198            21,588          21,588           250,000            34,598               34,598        250,000
    20        104,158            21,314          21,314           250,000            35,568               35,568        250,000
    25        150,340            15,158          15,158           250,000            38,206               38,206        250,000
    30        209,282                 0               0           250,000            35,966               35,966        250,000


The Death Benefit may, and the Account Values and Net Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

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

                         NATIONAL LIFE INSURANCE COMPANY
  SENTINEL BENEFIT PROVIDER FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE


$250,000 FACE AMOUNT                           MALE INSURED ISSUE AGE 40                         FULL MEDICAL
DEATH BENEFIT OPTION A                         ANNUAL PREMIUM $3,000                             NONSMOKER
CASH VALUE ACCUMULATION TEST

                                               ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6%
                                               (NET ANNUAL RATE OF RETURN OF 4.35% FOR GUARANTEED CHARGES IN ALL YEARS;
                                          FOR CURRENT CHARGES, 4.61% FOR THE FIRST SEVEN YEARS, 4.71% FOR THE NEXT THREE YEARS,
                                          4.82% FOR THE NEXT 10 YEARS, AND 4.87% FOR YEARS AFTER THE TWENTIETH YEAR)

                                                 Guaranteed                                            Current
              Premium       ---------------------------------------------       -----------------------------------------------
End of      Accumulated                        Net Cash                                                 Net Cash
Policy       at 5% Int.         Account       Surrender             Death           Account            Surrender          Death
  Year        Per Year            Value           Value           Benefit             Value                Value        Benefit
  ----        --------            -----           -----           -------             -----                -----        -------

     1           3,150            1,963           2,119           250,000             2,449                2,606        250,000
     2           6,458            3,882           4,045           250,000             4,892                5,056        250,000
     3           9,930            5,845           5,845           250,000             7,411                7,411        250,000
     4          13,577            7,847           7,847           250,000            10,014               10,014        250,000
     5          17,406            9,890           9,890           250,000            12,701               12,701        250,000
     6          21,426           12,013          12,013           250,000            15,523               15,523        250,000
     7          25,647           14,172          14,172           250,000            18,435               18,435        250,000
     8          30,080           16,677          16,677           250,000            21,775               21,775        250,000
     9          34,734           19,228          19,228           250,000            25,233               25,233        250,000
    10          39,620           21,819          21,819           250,000            28,811               28,811        250,000
    11          44,751           24,450          24,450           250,000            32,546               32,546        250,000
    12          50,139           27,107          27,107           250,000            36,405               36,405        250,000
    13          55,796           29,780          29,780           250,000            40,384               40,384        250,000
    14          61,736           32,458          32,458           250,000            44,485               44,485        250,000
    15          67,972           35,125          35,125           250,000            48,708               48,708        250,000
    16          74,521           37,768          37,768           250,000            53,058               53,058        250,000
    17          81,397           40,372          40,372           250,000            57,549               57,549        250,000
    18          88,617           42,929          42,929           250,000            62,184               62,184        250,000
    19          96,198           45,427          45,427           250,000            66,967               66,967        250,000
    20         104,158           47,840          47,840           250,000            71,891               71,891        250,000
    25         150,340           57,582          57,582           250,000            99,212               99,212        250,000
    30         209,282           59,028          59,028           250,000           131,852              131,852        250,000


The Death Benefit may, and the Account Values and Net Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

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

                         NATIONAL LIFE INSURANCE COMPANY
  SENTINEL BENEFIT PROVIDER FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE


$250,000 FACE AMOUNT                           MALE INSURED ISSUE AGE 40                         FULL MEDICAL
DEATH BENEFIT OPTION A                         ANNUAL PREMIUM $3,000                             NONSMOKER
CASH VALUE ACCUMULATION TEST

                                              ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 12%
                                              (NET ANNUAL RATE OF RETURN OF 10.26% FOR GUARANTEED CHARGES IN ALL YEARS;
                                          FOR CURRENT CHARGES, 10.53% FOR THE FIRST SEVEN YEARS, 10.64% FOR THE NEXT THREE
                                          YEARS, 10.75% FOR THE NEXT 10 YEARS, AND 10.80% FOR YEARS AFTER THE TWENTIETH YEAR)

                                                 Guaranteed                                            Current
              Premium       ---------------------------------------------       -----------------------------------------------
End of      Accumulated                        Net Cash                                                 Net Cash
Policy       at 5% Int.         Account       Surrender             Death           Account            Surrender          Death
  Year        Per Year            Value           Value           Benefit             Value                Value        Benefit
  ----        --------            -----           -----           -------             -----                -----        -------

     1           3,150            2,092           2,258           250,000             2,594                2,759        250,000
     2           6,458            4,265           4,447           250,000             5,335                5,519        250,000
     3           9,930            6,621           6,621           250,000             8,330                8,330        250,000
     4          13,577            9,171           9,171           250,000            11,607               11,607        250,000
     5          17,406           11,939          11,939           250,000            15,193               15,193        250,000
     6          21,426           14,985          14,985           250,000            19,169               19,169        250,000
     7          25,647           18,288          18,288           250,000            23,525               23,525        250,000
     8          30,080           22,206          22,206           250,000            28,661               28,661        250,000
     9          34,734           26,468          26,468           250,000            34,308               34,308        250,000
    10          39,620           31,106          31,106           250,000            40,519               40,519        250,000
    11          44,751           36,159          36,159           250,000            47,401               47,401        250,000
    12          50,139           41,660          41,660           250,000            54,978               54,978        250,000
    13          55,796           47,648          47,648           250,000            63,322               63,322        250,000
    14          61,736           54,169          54,169           250,000            72,514               72,514        250,000
    15          67,972           61,272          61,272           250,000            82,651               82,651        250,000
    16          74,521           69,017          69,017           250,000            93,841               93,841        250,000
    17          81,397           77,472          77,472           250,000           106,217              106,217        250,000
    18          88,617           86,723          86,723           250,000           119,916              119,916        253,765
    19          96,198           96,865          96,865           250,000           135,018              135,018        277,592
    20         104,158          108,001         108,001           250,000           151,596              151,596        302,931
    25         150,340          181,722         181,722           317,218           262,788              262,788        458,730
    30         209,282          290,477         290,477           449,563           439,943              439,943        680,888


The Death Benefit may, and the Account Values and Net Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND NET CASH SURRENDER VALUE WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SUBACCOUNTS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 6%, OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         NATIONAL LIFE INSURANCE COMPANY
  SENTINEL BENEFIT PROVIDER FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE


$250,000 FACE AMOUNT                           MALE INSURED ISSUE AGE 40                         FULL MEDICAL
DEATH BENEFIT OPTION A                         ANNUAL PREMIUM $3,000                             NONSMOKER
GUIDELINE PREMIUM TEST

                                              ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%
                                              (NET ANNUAL RATE OF RETURN OF -1.56% FOR GUARANTEED CHARGES IN ALL YEARS;
                                           FOR CURRENT CHARGES, -1.31% FOR THE FIRST SEVEN YEARS, -1.22% FOR THE NEXT THREE
                                           YEARS, -1.12% FOR THE NEXT 10 YEARS, AND -1.07% FOR YEARS AFTER THE TWENTIETH YEAR)

                                                 Guaranteed                                            Current
              Premium       ---------------------------------------------       -----------------------------------------------
End of      Accumulated                        Net Cash                                                 Net Cash
Policy       at 5% Int.         Account       Surrender             Death           Account            Surrender          Death
  Year        Per Year            Value           Value           Benefit             Value                Value        Benefit
  ----        --------            -----           -----           -------             -----                -----        -------

     1           3,150            1,834           1,981           250,000             2,305                2,453        250,000
     2           6,458            3,515           3,661           250,000             4,465                4,611        250,000
     3           9,930            5,131           5,131           250,000             6,562                6,562        250,000
     4          13,577            6,675           6,675           250,000             8,600                8,600        250,000
     5          17,406            8,150           8,150           250,000            10,575               10,575        250,000
     6          21,426            9,591           9,591           250,000            12,534               12,534        250,000
     7          25,647           10,950          10,950           250,000            14,426               14,426        250,000
     8          30,080           12,521          12,521           250,000            16,563               16,563        250,000
     9          34,734           14,001          14,001           250,000            18,633               18,633        250,000
    10          39,620           15,383          15,383           250,000            20,632               20,632        250,000
    11          44,751           16,664          16,664           250,000            22,581               22,581        250,000
    12          50,139           17,830          17,830           250,000            24,446               24,446        250,000
    13          55,796           18,867          18,867           250,000            26,218               26,218        250,000
    14          61,736           19,763          19,763           250,000            27,889               27,889        250,000
    15          67,972           20,501          20,501           250,000            29,453               29,453        250,000
    16          74,521           21,066          21,066           250,000            30,905               30,905        250,000
    17          81,397           21,443          21,443           250,000            32,252               32,252        250,000
    18          88,617           21,622          21,622           250,000            33,486               33,486        250,000
    19          96,198           21,588          21,588           250,000            34,598               34,598        250,000
    20         104,158           21,314          21,314           250,000            35,568               35,568        250,000
    25         150,340           15,158          15,158           250,000            38,206               38,206        250,000
    30         209,282                0               0                 0            35,966               35,966        250,000


The Death Benefit may, and the Account Values and Net Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

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

                         NATIONAL LIFE INSURANCE COMPANY
  SENTINEL BENEFIT PROVIDER FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE


$250,000 FACE AMOUNT                           MALE INSURED ISSUE AGE 40                         FULL MEDICAL
DEATH BENEFIT OPTION A                         ANNUAL PREMIUM $3,000                             NONSMOKER
GUIDELINE PREMIUM TEST

                                              ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6%
                                              (NET ANNUAL RATE OF RETURN OF 4.35% FOR GUARANTEED CHARGES IN ALL YEARS; FOR
                                              CURRENT CHARGES, 4.61% FOR THE FIRST SEVEN YEARS, 4.71% FOR THE NEXT THREE
                                              YEARS, 4.82% FOR THE NEXT 10 YEARS, AND 4.87% FOR YEARS AFTER THE TWENTIETH YEAR)

                                                 Guaranteed                                            Current
              Premium       ---------------------------------------------       -----------------------------------------------
End of      Accumulated                        Net Cash                                                 Net Cash
Policy       at 5% Int.         Account       Surrender             Death           Account            Surrender          Death
  Year        Per Year            Value           Value           Benefit             Value                Value        Benefit
  ----        --------            -----           -----           -------             -----                -----        -------

     1           3,150            1,963           2,119           250,000             2,449                2,606        250,000
     2           6,458            3,882           4,045           250,000             4,892                5,056        250,000
     3           9,930            5,845           5,845           250,000             7,411                7,411        250,000
     4          13,577            7,847           7,847           250,000            10,014               10,014        250,000
     5          17,406            9,890           9,890           250,000            12,701               12,701        250,000
     6          21,426           12,013          12,013           250,000            15,523               15,523        250,000
     7          25,647           14,172          14,172           250,000            18,435               18,435        250,000
     8          30,080           16,677          16,677           250,000            21,775               21,775        250,000
     9          34,734           19,228          19,228           250,000            25,233               25,233        250,000
    10          39,620           21,819          21,819           250,000            28,811               28,811        250,000
    11          44,751           24,450          24,450           250,000            32,546               32,546        250,000
    12          50,139           27,107          27,107           250,000            36,405               36,405        250,000
    13          55,796           29,780          29,780           250,000            40,384               40,384        250,000
    14          61,736           32,458          32,458           250,000            44,485               44,485        250,000
    15          67,972           35,125          35,125           250,000            48,708               48,708        250,000
    16          74,521           37,768          37,768           250,000            53,058               53,058        250,000
    17          81,397           40,372          40,372           250,000            57,549               57,549        250,000
    18          88,617           42,929          42,929           250,000            62,184               62,184        250,000
    19          96,198           45,427          45,427           250,000            66,967               66,967        250,000
    20         104,158           47,840          47,840           250,000            71,891               71,891        250,000
    25         150,340           57,582          57,582           250,000            99,212               99,212        250,000
    30         209,282           59,028          59,028           250,000           131,852              131,852        250,000



The Death Benefit may, and the Account Values and Net Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. THE DEATH BENEFIT, ACCOUNT VALUE AND NET CASH SURRENDER VALUE WOULD ALSO BE DIFFERENT FROM THOSE SHOWN, DEPENDING ON THE INVESTMENT ALLOCATIONS MADE TO THE SUBACCOUNTS OF THE SEPARATE ACCOUNT AND THE DIFFERENT RATES OF RETURN OF THE SUBACCOUNTS IF THE ACTUAL RATES OF INVESTMENT RETURN APPLICABLE TO THE POLICY AVERAGED 0%, 6%, OR 12%, BUT VARIED ABOVE OR BELOW THAT AVERAGE FOR PARTICULAR SUBACCOUNTS. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                         NATIONAL LIFE INSURANCE COMPANY
  SENTINEL BENEFIT PROVIDER FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE


$250,000 FACE AMOUNT                           MALE INSURED ISSUE AGE 40                         FULL MEDICAL
DEATH BENEFIT OPTION A                         ANNUAL PREMIUM $3,000                             NONSMOKER
GUIDELINE PREMIUM TEST

                                              ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 12%
                                              (NET ANNUAL RATE OF RETURN OF 10.26% FOR GUARANTEED CHARGES IN ALL YEARS;
                                          FOR CURRENT CHARGES, 10.53% FOR THE FIRST SEVEN YEARS, 10.64% FOR THE NEXT THREE
                                          YEARS, 10.75% FOR THE NEXT 10 YEARS, AND 10.80% FOR YEARS AFTER THE TWENTIETH YEAR)

                                                 Guaranteed                                            Current
              Premium       ---------------------------------------------       -----------------------------------------------
End of      Accumulated                        Net Cash                                                 Net Cash
Policy       at 5% Int.         Account       Surrender             Death           Account            Surrender          Death
  Year        Per Year            Value           Value           Benefit             Value                Value        Benefit
  ----        --------            -----           -----           -------             -----                -----        -------

     1           3,150            2,092           2,258           250,000             2,594                2,759        250,000
     2           6,458            4,265           4,447           250,000             5,335                5,519        250,000
     3           9,930            6,621           6,621           250,000             8,330                8,330        250,000
     4          13,577            9,171           9,171           250,000            11,607               11,607        250,000
     5          17,406           11,939          11,939           250,000            15,193               15,193        250,000
     6          21,426           14,985          14,985           250,000            19,169               19,169        250,000
     7          25,647           18,288          18,288           250,000            23,525               23,525        250,000
     8          30,080           22,206          22,206           250,000            28,661               28,661        250,000
     9          34,734           26,468          26,468           250,000            34,308               34,308        250,000
    10          39,620           31,106          31,106           250,000            40,519               40,519        250,000
    11          44,751           36,159          36,159           250,000            47,401               47,401        250,000
    12          50,139           41,660          41,660           250,000            54,978               54,978        250,000
    13          55,796           47,648          47,648           250,000            63,322               63,322        250,000
    14          61,736           54,169          54,169           250,000            72,514               72,514        250,000
    15          67,972           61,272          61,272           250,000            82,651               82,651        250,000
    16          74,521           69,017          69,017           250,000            93,841               93,841        250,000
    17          81,397           77,472          77,472           250,000           106,217              106,217        250,000
    18          88,617           86,723          86,723           250,000           119,917              119,917        250,000
    19          96,198           96,865          96,865           250,000           135,099              135,099        250,000
    20         104,158          108,001         108,001           250,000           151,938              151,938        250,000
    25         150,340          183,681         183,681           250,000           269,036              269,036        328,224
    30         209,282          309,909         309,909           359,495           462,836              462,836        536,890


The Death Benefit may, and the Account Values and Net Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

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

                         NATIONAL LIFE INSURANCE COMPANY
  SENTINEL BENEFIT PROVIDER FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE


$250,000 FACE AMOUNT                           MALE INSURED ISSUE AGE 40                         FULL MEDICAL
DEATH BENEFIT OPTION B                         ANNUAL PREMIUM $3,000                             NONSMOKER
GUIDELINE PREMIUM TEST

                                              ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%
                                              (NET ANNUAL RATE OF RETURN OF -1.56% FOR GUARANTEED CHARGES IN ALL YEARS;
                                          FOR CURRENT CHARGES, -1.31% FOR THE FIRST SEVEN YEARS, -1.22% FOR THE NEXT THREE
                                          YEARS, -1.12% FOR THE NEXT 10 YEARS, AND -1.07% FOR YEARS AFTER THE TWENTIETH YEAR)

                                                 Guaranteed                                            Current
              Premium       ---------------------------------------------       -----------------------------------------------
End of      Accumulated                        Net Cash                                                 Net Cash
Policy       at 5% Int.         Account       Surrender             Death           Account            Surrender          Death
  Year        Per Year            Value           Value           Benefit             Value                Value        Benefit
  ----        --------            -----           -----           -------             -----                -----        -------

     1           3,150            1,829           1,976           251,829             2,304                2,452        252,304
     2           6,458            3,501           3,646           253,501             4,461                4,607        254,461
     3           9,930            5,102           5,102           255,102             6,553                6,553        256,553
     4          13,577            6,626           6,626           256,626             8,583                8,583        258,583
     5          17,406            8,075           8,075           258,075            10,546               10,546        260,546
     6          21,426            9,484           9,484           259,484            12,489               12,489        262,489
     7          25,647           10,804          10,804           260,804            14,361               14,361        264,361
     8          30,080           12,326          12,326           262,326            16,471               16,471        266,471
     9          34,734           13,749          13,749           263,749            18,508               18,508        268,508
    10          39,620           15,062          15,062           265,062            20,466               20,466        270,466
    11          44,751           16,263          16,263           266,263            22,365               22,365        272,365
    12          50,139           17,336          17,336           267,336            24,168               24,168        274,168
    13          55,796           18,265          18,265           268,265            25,866               25,866        275,866
    14          61,736           19,039          19,039           269,039            27,447               27,447        277,447
    15          67,972           19,636          19,636           269,636            28,903               28,903        278,903
    16          74,521           20,042          20,042           270,042            30,229               30,229        280,229
    17          81,397           20,240          20,240           270,240            31,432               31,432        281,432
    18          88,617           20,220          20,220           270,220            32,499               32,499        282,499
    19          96,198           19,968          19,968           269,968            33,423               33,423        283,423
    20         104,158           19,458          19,458           269,458            34,177               34,177        284,177
    25         150,340           11,908          11,908           261,908            35,291               35,291        285,291
    30         209,282                0               0                 0            30,717               30,717        280,717


The Death Benefit may, and the Account Values and Net Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

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

                         NATIONAL LIFE INSURANCE COMPANY
  SENTINEL BENEFIT PROVIDER FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE


$250,000 FACE AMOUNT                           MALE INSURED ISSUE AGE 40                         FULL MEDICAL
DEATH BENEFIT OPTION B                         ANNUAL PREMIUM $3,000                             NONSMOKER
GUIDELINE PREMIUM TEST

                                              ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6%
                                              (NET ANNUAL RATE OF RETURN OF 4.35% FOR GUARANTEED CHARGES IN ALL YEARS;
                                          FOR CURRENT CHARGES, 4.61% FOR THE FIRST SEVEN YEARS, 4.71% FOR THE NEXT THREE
                                          YEARS, 4.82% FOR THE NEXT 10 YEARS, AND 4.87% FOR YEARS AFTER THE TWENTIETH YEAR)

                                                 Guaranteed                                            Current
              Premium       ---------------------------------------------       -----------------------------------------------
End of      Accumulated                        Net Cash                                                 Net Cash
Policy       at 5% Int.         Account       Surrender             Death           Account            Surrender          Death
  Year        Per Year            Value           Value           Benefit             Value                Value        Benefit
  ----        --------            -----           -----           -------             -----                -----        -------

     1           3,150            1,958           2,114           251,958             2,448                2,605        252,448
     2           6,458            3,866           4,029           253,866             4,887                5,051        254,887
     3           9,930            5,812           5,812           255,812             7,400                7,400        257,400
     4          13,577            7,788           7,788           257,788             9,993                9,993        259,993
     5          17,406            9,797           9,797           259,797            12,666               12,666        262,666
     6          21,426           11,875          11,875           261,875            15,466               15,466        265,466
     7          25,647           13,975          13,975           263,975            18,348               18,348        268,348
     8          30,080           16,405          16,405           266,405            21,648               21,648        271,648
     9          34,734           18,861          18,861           268,861            25,053               25,053        275,053
    10          39,620           21,334          21,334           271,334            28,564               28,564        278,564
    11          44,751           23,821          23,821           273,821            32,213               32,213        282,213
    12          50,139           26,302          26,302           276,302            35,960               35,960        285,960
    13          55,796           28,761          28,761           278,761            39,800               39,800        289,800
    14          61,736           31,181          31,181           281,181            43,723               43,723        293,723
    15          67,972           33,536          33,536           283,536            47,726               47,726        297,726
    16          74,521           35,807          35,807           285,807            51,803               51,803        301,803
    17          81,397           37,968          37,968           287,968            55,964               55,964        305,964
    18          88,617           40,002          40,002           290,002            60,201               60,201        310,201
    19          96,198           41,884          41,884           291,884            64,505               64,505        314,505
    20         104,158           43,578          43,578           293,578            68,854               68,854        318,854
    25         150,340           47,544          47,544           297,544            91,245               91,245        341,245
    30         209,282           37,732          37,732           287,732           113,189              113,189        363,189



The Death Benefit may, and the Account Values and Net Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

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

                         NATIONAL LIFE INSURANCE COMPANY
  SENTINEL BENEFIT PROVIDER FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE


$250,000 FACE AMOUNT                           MALE INSURED ISSUE AGE 40                         FULL MEDICAL
DEATH BENEFIT OPTION B                         ANNUAL PREMIUM $3,000                             NONSMOKER
GUIDELINE PREMIUM TEST

                                              ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 12%
                                              (NET ANNUAL RATE OF RETURN OF 10.26% FOR GUARANTEED CHARGES IN ALL YEARS; FOR
                                              CURRENT CHARGES, 10.53% FOR THE FIRST SEVEN YEARS, 10.64% FOR THE NEXT THREE
                                              YEARS, 10.75% FOR THE NEXT 10 YEARS, AND 10.80% FOR YEARS AFTER THE TWENTIETH YEAR)

                                                 Guaranteed                                            Current
              Premium       ---------------------------------------------       -----------------------------------------------
End of      Accumulated                        Net Cash                                                 Net Cash
Policy       at 5% Int.         Account       Surrender             Death           Account            Surrender          Death
  Year        Per Year            Value           Value           Benefit             Value                Value        Benefit
  ----        --------            -----           -----           -------             -----                -----        -------

     1           3,150            2,087           2,252           252,087             2,592                2,758        252,592
     2           6,458            4,247           4,430           254,247             5,330                5,514        255,330
     3           9,930            6,582           6,582           256,582             8,317                8,317        258,317
     4          13,577            9,101           9,101           259,101            11,582               11,582        261,582
     5          17,406           11,824          11,824           261,824            15,149               15,149        265,149
     6          21,426           14,807          14,807           264,807            19,096               19,096        269,096
     7          25,647           18,025          18,025           268,025            23,410               23,410        273,410
     8          30,080           21,827          21,827           271,827            28,487               28,487        278,487
     9          34,734           25,937          25,937           275,937            34,052               34,052        284,052
    10          39,620           30,377          30,377           280,377            40,153               40,153        290,153
    11          44,751           35,175          35,175           285,175            46,887               46,887        296,887
    12          50,139           40,349          40,349           290,349            54,266               54,266        304,266
    13          55,796           45,918          45,918           295,918            62,348               62,348        312,348
    14          61,736           51,909          51,909           301,909            71,194               71,194        321,194
    15          67,972           58,339          58,339           308,339            80,878               80,878        330,878
    16          74,521           65,236          65,236           315,236            91,481               91,481        341,481
    17          81,397           72,626          72,626           322,626           103,108              103,108        353,108
    18          88,617           80,546          80,546           330,546           115,857              115,857        365,857
    19          96,198           89,033          89,033           339,033           129,835              129,835        379,835
    20         104,158           98,111          98,111           348,111           145,148              145,148        395,148
    25         150,340          153,249         153,249           403,249           247,595              247,595        497,595
    30         209,282          226,263         226,263           476,263           411,337              411,337        661,337


The Death Benefit may, and the Account Values and Net Cash Surrender Values will, differ if premiums are paid in different amounts or frequencies.

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

                         NATIONAL LIFE INSURANCE COMPANY

                                    * * * * *

                              FINANCIAL STATEMENTS

                                    * * * * *

                               SEPTEMBER 30, 1998

                                    * * * * *

                                   (UNAUDITED)

NATIONAL LIFE INSURANCE COMPANY and SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements of National Life Insurance Company and subsidiaries have been prepared in conformity with generally accepted accounting principles (GAAP). These financial statements do not include substantially all of the disclosures required under GAAP.

The financial statements include the accounts of National Life Insurance Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The interim data included in the financial statements includes all adjustments, consisting only of normally recurring items, necessary for a fair statement of position and results for the interim period.

NOTE 2 - SALES REMEDIATION COSTS

During 1997, several class action lawsuits were filed against National Life Insurance Company (National Life) in various states related to the sale of life insurance policies during the 1980's and 1990's. National Life specifically denied any wrongdoing. National Life agreed to a settlement of these class action lawsuits in June 1998. This agreement was subsequently approved by the court in October 1998. The settlement provides class members with various policy enhancement options and new product purchase discounts. Class members may instead pursue alternative dispute resolution according to predetermined guidelines. Management believes that while the ultimate cost of this litigation is still uncertain, it is unlikely (after considering existing provisions) to have a material adverse effect on National Life's financial position.

NOTE 3 - SUBSEQUENT EVENTS

On January 1, 1999, National Life converted from a mutual to a stock insurance company as part of a reorganization into a mutual holding company corporate structure.

Prior to the conversion, policyowners held policy contractual and membership rights from National Life. The contractual rights, as defined in the various insurance and annuity policies, remained with National Life after the conversion. Membership interests held by policyowners of National Life at December 31, 1998 were converted to membership interests in National Life Holding Company, an upstream corporation. National Life Holding Company currently owns all the outstanding shares of NLV Financial, which in turn currently owns all the outstanding shares of National Life.

This reorganization was approved by policyowners of National Life and was completed with the approval of the Vermont Department of Banking, Insurance, Securities, and Health Care Administration.


                                      F-4(a)

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(UNAUDITED)
SEPTEMBER 30,
--------------------------------------------------------------------------------------------------------
(In Thousands)                                                                             1998
--------------------------------------------------------------------------------------------------------

ASSETS:
  Cash and cash equivalents                                                           $    340,537
  Available-for-sale debt and equity securities, at fair value                           5,471,426
  Mortgage loans                                                                         1,098,389
  Policy loans                                                                             777,956
  Real estate investments                                                                   81,251
  Other invested assets                                                                     89,393
--------------------------------------------------------------------------------------------------------

     Total cash and invested assets                                                      7,858,952

  Deferred policy acquisition costs                                                        375,074
  Due and accrued investment income                                                        123,664
  Premiums and fees receivable                                                              13,344
  Amounts recoverable from reinsurers                                                      223,676
  Present value of future profits of insurance acquired                                     47,781
  Property and equipment, net                                                               58,672
  Other assets                                                                             111,201
  Separate account assets                                                                  233,745
--------------------------------------------------------------------------------------------------------

     Total assets                                                                     $  9,046,109
========================================================================================================

LIABILITIES:
  Policy benefit liabilities                                                          $  3,849,377
  Policyowners' accounts                                                                 3,317,203
  Policyowners' deposits                                                                    39,728
  Policy claims payable                                                                     31,144
  Policyowners' dividends                                                                   59,154
  Deferred income taxes                                                                     11,854
  Other liabilities and accrued expenses                                                   467,938
  Debt                                                                                      78,088
  Separate account liabilities                                                             217,357
--------------------------------------------------------------------------------------------------------

     Total liabilities                                                                   8,071,843
--------------------------------------------------------------------------------------------------------

MINORITY INTERESTS                                                                          67,563


POLICYOWNERS' EQUITY:
 Net unrealized gains on available-for-sale securities                                     135,494
 Retained earnings                                                                         771,209
--------------------------------------------------------------------------------------------------------

     Total policyowners' equity                                                            906,703
--------------------------------------------------------------------------------------------------------

     Total liabilities, minority interests and policyowners' equity                   $  9,046,109
========================================================================================================



   The accompanying notes are an integral part of these financial statements.

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND POLICYOWNERS' EQUITY
(UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30,
--------------------------------------------------------------------------------------------------------
(In Thousands)                                                                             1998
--------------------------------------------------------------------------------------------------------

REVENUES:
 Insurance premiums                                                                   $   269,835
 Universal life and investment-type policy fees                                            36,059
 Net investment income                                                                    405,491
 Realized investment gains                                                                  6,133
 Mutual fund commission and fee income                                                     37,076
 Other income                                                                               9,569
--------------------------------------------------------------------------------------------------------

   Total revenue                                                                          764,163
--------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
 Increase in policy liabilities                                                           122,531
 Policy benefits                                                                          266,156
 Policyowners' dividends                                                                   78,194
 Interest credited to policyowners' accounts                                               59,705
 Operating expenses                                                                        99,316
 Sales practice remediation costs                                                          40,575
 Commissions and expense allowances                                                        70,970
 Net deferral of policy acquisition costs                                                  (4,008)
--------------------------------------------------------------------------------------------------------

   Total benefits and expenses                                                            733,439
--------------------------------------------------------------------------------------------------------

Income before income taxes and minority interests                                          30,724

  Income tax expense                                                                        7,939
--------------------------------------------------------------------------------------------------------

Income before minority interests                                                           22,785

  Minority interests                                                                        7,448
--------------------------------------------------------------------------------------------------------

NET INCOME                                                                                 15,337

RETAINED EARNINGS:
  Beginning of period                                                                     755,872
--------------------------------------------------------------------------------------------------------

  End of period                                                                       $   771,209
========================================================================================================



NET UNREALIZED GAINS ON AVAILABLE-FOR-SALE SECURITIES:
  Beginning of period                                                                 $    85,017
  Change during period                                                                     50,477
--------------------------------------------------------------------------------------------------------

  End of period                                                                       $   135,494
========================================================================================================



   The accompanying notes are an integral part of these financial statements.

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
(UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30,
----------------------------------------------------------------------------------------------------------
(In Thousands)                                                                                  1998
----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:                                                  $      96,289

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales, maturities and repayments of investments                            1,562,118
  Cost of investments acquired                                                            (1,670,168)
----------------------------------------------------------------------------------------------------------

     Net cash used by investing activities                                                  (108,050)
----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Policyowners' deposits, including interest credited                                        403,339
  Policyowners' withdrawals, including policy charges                                       (329,967)
  Net decrease in borrowings under repurchase agreements                                     (41,166)
  Net increase in securities lending liabilities                                               5,107
  Other                                                                                      (57,195)
----------------------------------------------------------------------------------------------------------

    Net cash used by financing activities                                                    (19,882)
----------------------------------------------------------------------------------------------------------

NET DECREASE IN CASH AND CASH EQUIVALENTS                                                    (31,643)

CASH AND CASH EQUIVALENTS:
  Beginning of period                                                                        372,180
----------------------------------------------------------------------------------------------------------

  End of period                                                                        $     340,537
==========================================================================================================


   The accompanying notes are an integral part of these financial statements.

                         NATIONAL LIFE INSURANCE COMPANY

                                    * * * * *

                              FINANCIAL STATEMENTS

                                    * * * * *

                           DECEMBER 31, 1997 AND 1996

                       [PRICE WATERHOUSE LLP LETTERHEAD]




                        REPORT OF INDEPENDENT ACCOUNTANTS



April 7, 1998


To the Board of Directors and
Policyowners of National Life Insurance Company



In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and policyowners' equity, and of cash flows present fairly, in all material respects, the financial position of National Life Insurance Company and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

DECEMBER 31,

----------------------------------------------------------------------------------------------------
(In Thousands)                                                              1997           1996
----------------------------------------------------------------------------------------------------

ASSETS:
  Cash and cash equivalents                                           $      372,180  $     268,235
  Available-for-sale debt and equity securities, at fair value             5,317,427      4,393,046
  Held-to-maturity debt securities, at amortized cost                              -        590,700
  Mortgage loans                                                             992,170        907,024
  Policy loans                                                               791,753        796,193
  Real estate investments                                                     95,926         99,442
  Other invested assets                                                       90,520         78,596
----------------------------------------------------------------------------------------------------

     Total cash and invested assets                                        7,659,976      7,133,236

  Deferred policy acquisition costs                                          392,014        421,584
  Due and accrued investment income                                          125,790        120,753
  Premiums and fees receivable                                                23,458         25,874
  Deferred income taxes                                                       17,517         33,514
  Amounts recoverable from reinsurers                                        210,020        190,873
  Present value of future profits of insurance acquired                       54,444         80,957
  Property and equipment, net                                                 59,188         64,302
  Other assets                                                                63,967         51,453
  Separate account assets                                                    207,425        181,771
----------------------------------------------------------------------------------------------------

     Total assets                                                     $    8,813,799  $   8,304,317
====================================================================================================

LIABILITIES:
  Policy benefit liabilities                                          $    3,814,213  $   3,701,597
  Policyowners' accounts                                                   3,236,710      3,051,973
  Policyowners' deposits                                                      40,836         37,524
  Policy claims payable                                                       26,968         31,217
  Policyowners' dividends                                                     53,395         51,792
  Other liabilities and accrued expenses                                     479,483        394,127
  Debt                                                                        80,085         82,682
  Separate account liabilities                                               187,998        165,234
----------------------------------------------------------------------------------------------------

     Total liabilities                                                     7,919,688      7,516,146
----------------------------------------------------------------------------------------------------

MINORITY INTERESTS                                                            53,222         39,263

POLICYOWNERS' EQUITY:
 Net unrealized gains on available-for-sale securities                        85,017         28,867
 Retained earnings                                                           755,872        720,041
----------------------------------------------------------------------------------------------------

     Total policyowners' equity                                              840,889        748,908
----------------------------------------------------------------------------------------------------

     Total liabilities, minority interests and policyowners' equity   $    8,813,799  $   8,304,317
====================================================================================================





   The accompanying notes are an integral part of these financial statements.

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND POLICYOWNERS' EQUITY


FOR THE YEARS ENDED DECEMBER 31,

----------------------------------------------------------------------------------------------------
(In Thousands)                                                              1997           1996
----------------------------------------------------------------------------------------------------

REVENUES:
 Insurance premiums                                                   $     399,017   $    406,286
 Universal life and investment-type policy fees                              45,397         41,745
 Net investment income                                                      532,594        517,268
 Realized investment gains (losses)                                          11,887         (2,070)
 Mutual fund commission and fee income                                       51,417         42,256
 Other income                                                                17,524         21,278
----------------------------------------------------------------------------------------------------

   Total revenue                                                          1,057,836      1,026,763
----------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
 Increase in policy liabilities                                             118,134        166,668
 Policy benefits                                                            313,819        297,564
 Policyowners' dividends                                                    106,312        105,690
 Interest credited to policyowners' accounts                                189,776        170,955
 Operating expenses                                                         174,709        148,716
 Commissions and expense allowances                                         105,329         95,517
 Net deferral of policy acquisition costs                                   (14,617)       (13,352)
----------------------------------------------------------------------------------------------------

   Total benefits and expenses                                              993,462        971,758
----------------------------------------------------------------------------------------------------

Income before income taxes and minority interests                            64,374         55,005

  Income taxes                                                               20,907         31,957
----------------------------------------------------------------------------------------------------

Income before minority interests                                             43,467         23,048

  Minority interests                                                          7,636          5,925
----------------------------------------------------------------------------------------------------

NET INCOME                                                                   35,831         17,123

RETAINED EARNINGS:
  Beginning of year                                                         720,041        702,918
----------------------------------------------------------------------------------------------------

  End of year                                                         $     755,872   $    720,041
====================================================================================================


NET UNREALIZED GAINS ON AVAILABLE-FOR-SALE SECURITIES:
  Beginning of year                                                   $      28,867   $     77,173
  Change during year                                                         56,150        (48,306)
----------------------------------------------------------------------------------------------------

  End of year                                                         $      85,017   $     28,867
====================================================================================================





   The accompanying notes are an integral part of these financial statements.

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31,

-------------------------------------------------------------------------------------------------------
(In Thousands)                                                                 1997             1996
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                              $       35,831  $     17,123

Adjustments to reconcile net income to net cash provided by operations:
   Change in:
      Due and accrued investment income                                         (5,037)       (1,502)
      Policy liabilities                                                        74,693       144,723
      Deferred policy acquisition costs                                        (14,617)       (9,956)
      Policyowners' dividends                                                    1,603         4,975
      Deferred income taxes                                                    (20,747)      (13,646)
   Realized investment (gains) losses                                          (11,887)        2,070
   Depreciation                                                                  3,715         4,283
   Other                                                                        15,774       (12,678)
-------------------------------------------------------------------------------------------------------

     Net cash provided by operating activities                                  79,328       135,392
-------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales, maturities and repayments of investments              2,385,471     2,497,648
  Cost of investments acquired                                              (2,647,628)   (2,714,560)
  Acquisition of subsidiary, net                                                     -       (81,551)
  Other                                                                          7,091         4,793
-------------------------------------------------------------------------------------------------------

     Net cash used by investing activities                                    (255,066)     (293,670)
-------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Policyowners' deposits, including interest credited                          670,780       535,932
  Policyowners' withdrawals, including policy charges                         (495,076)     (418,775)
  Net increase (decrease) in borrowings under repurchase agreements            234,570       (51,013)
  Net (decrease) increase in securities lending liabilities                   (139,652)       31,717
  Other                                                                          9,061        17,747
-------------------------------------------------------------------------------------------------------

    Net cash provided by financing activities                                  279,683       115,608
-------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           103,945       (42,670)

CASH AND CASH EQUIVALENTS:
  Beginning of year                                                            268,235       310,905
-------------------------------------------------------------------------------------------------------

  End of year                                                           $      372,180  $    268,235
=======================================================================================================




   The accompanying notes are an integral part of these financial statements.

NATIONAL LIFE INSURANCE COMPANY and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997 and 1996


NOTE 1 - NATURE OF OPERATIONS

National Life Insurance Company (National Life) was chartered in 1848 and is among the 15 largest mutual life insurance companies in the United States. National Life is also known by its registered trade name "National Life of Vermont". National Life employs about 750 people in its home office in Montpelier, Vermont. As a mutual life insurance company, National Life has no shareholders. With its affiliates and subsidiaries, National Life offers a broad range of financial products and services, including life insurance, annuities, disability income insurance, mutual funds, investment advisory and administration services.

National Life primarily develops and distributes individual life insurance and annuity products. National Life markets its products primarily to small business owners, professionals and high net worth individuals by providing financial solutions in the form of estate, business succession and retirement planning, deferred compensation and other key executive fringe benefit plans. Insurance and annuity products are primarily distributed through about 40 general agencies in major metropolitan areas throughout the United States. National Life also distributes its products through brokers and banks. National Life has about 235,000 policyowners and is licensed to do business in all 50 states and the District of Columbia. About 26% of National Life's total collected premiums are from residents of New York and California.

Through affiliates National Life also distributes and provides investment advisory and administrative services to the Sentinel Group Funds, Inc. The Sentinel Funds' $2.8 billion of net assets represent thirteen mutual funds managed on behalf of about 107,000 individual, corporate and institutional shareholders worldwide.

During 1996, National Life acquired a majority interest in Life Insurance Company of the Southwest (LSW), a Dallas, Texas based financial services company specializing in annuities. LSW is licensed in all states but New York, with particular concentration in the west and the southwest. About 50% of LSW's total collected premiums are from residents of California, Texas and Florida.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


BASIS OF PRESENTATION

The accompanying consolidated financial statements of National Life and subsidiaries have been prepared in conformity with generally accepted accounting principles (GAAP).


The consolidated financial statements include the accounts of National Life Insurance Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications have been made to conform prior periods presented to the current year's presentation.


The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

Cash and cash equivalents include highly liquid debt instruments purchased with remaining maturities of three months or less.

Debt securities are designated as available-for-sale or held-to-maturity where the company has the ability and intent to hold securities to maturity. Available-for-sale debt securities and equity securities are reported at estimated fair value. Held-to-maturity debt securities are reported at amortized cost. Debt and equity securities that experience declines in value that are other than temporary are written down with a corresponding charge to realized losses.


Mortgage loans are reported at amortized cost, less valuation allowances for the excess, if any, of the amortized cost of impaired loans over the estimated fair value of the related collateral. Changes in valuation allowances are included in realized gains and losses.

Policy loans are reported at their unpaid balance and are fully collateralized by related cash surrender values.

Real estate investments are reported at depreciated cost. Real estate acquired in satisfaction of debt is transferred to real estate at the lower of the recorded investment in the loan, including accrued interest, or estimated fair value.

Realized investment gains and losses are recognized using the specific identification method and include changes in valuation allowances. Changes in the estimated fair values of available-for-sale debt and equity securities are reflected in policyowners' equity after adjustments for related deferred policy acquisition costs, present value of future profits of insurance acquired, income taxes and minority interests.


DEFERRED POLICY ACQUISITION COSTS

Commissions and other costs of acquiring new business that vary with and are primarily related to the production of new business are generally deferred.

Deferred policy acquisition costs for participating life insurance, universal life insurance and investment-type annuities are amortized in relation to estimated gross margins or profits. Amortization is adjusted retrospectively for actual experience and when estimates of future gross margins or profits are revised. Balances of deferred policy acquisition costs for these products are adjusted for related unrealized gains and losses on available-for-sale debt and equity securities through policyowners' equity, net of related income taxes.

Deferred policy acquisition costs for non-participating term life insurance and disability income insurance is amortized in relation to premium income using assumptions consistent with those used in computing policy benefit liabilities.

Balances of deferred policy acquisition costs are regularly evaluated for recoverability from product margins or profits.

PRESENT VALUE OF FUTURE PROFITS OF INSURANCE ACQUIRED

Present value of future profits of insurance acquired is the actuarially-determined present value of future projected profits from policies in force at the date of their acquisition, and is amortized in relation to gross profits of those policies. Amortization is adjusted retrospectively for actual experience and when estimates of future profits are revised.


PROPERTY AND EQUIPMENT

Property and equipment is reported at depreciated cost. Real property is depreciated over 40 years using the straight line method. Furniture and equipment is depreciated using accelerated depreciation methods over 7 years and 5 years, respectively.

SEPARATE ACCOUNTS

Separate accounts are segregated funds relating to certain variable annuity and variable life policies, and National Life's pension plans. Separate account assets are primarily common stocks, bonds, mortgage loans, and real estate and are carried at estimated fair value. Separate account liabilities reflect separate account policyowners' interests in separate account assets, include the actual investment performance of the respective accounts and are not guaranteed. Separate account results relating to these policyowners' interests are excluded from revenues and expenses.

POLICY LIABILITIES

Policy benefit liabilities for participating life insurance are developed using the net level premium method, with interest and mortality assumptions used in calculating policy cash surrender values. Participating life insurance terminal dividends are accrued in relation to gross margins.

Policy benefit liabilities for non-participating life insurance, disability income insurance and certain annuities are developed using the net level premium method, with assumptions for interest, mortality, morbidity, withdrawals and expenses based principally on company experience.

Policyowners' account balances for universal life insurance and investment-type annuities represent amounts that inure to the benefit of the policyowners (before surrender charges).

POLICYOWNERS' DIVIDENDS

Policyowners' dividends are the pro-rata amount of dividends earned that will be paid or credited at the next policy anniversary. Dividends are based on a scale that seeks to reflect the relative contribution of each group of policies to National Life's overall operating results. The dividend scale is approved annually by National Life's Board of Directors.

RECOGNITION OF INSURANCE INCOME AND RELATED EXPENSES

Premiums from traditional life and certain annuities are recognized as revenue when due from the policyowner. Benefits and expenses are matched with income by providing for policy benefit liabilities and the deferral and amortization of policy acquisition costs so as to recognize profits over the life of the policies.

Premiums from universal life and investment-type annuities are reported as increases in policyowners' accounts. Revenues for these policies consist of mortality charges, policy administration fees and surrender charges deducted from policyowners' accounts. Policy benefits charged to expense include benefit claims in excess of related policyowners' account balances.

Premiums from disability income policies are recognized as revenue over the period to which the premiums relate.

FEDERAL INCOME TAXES

National Life files a consolidated federal income tax return that includes all of its wholly-owned subsidiaries. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

NOTE 3 - ACQUISITION

National Financial Services, Inc., a wholly-owned subsidiary of National Life, acquired a two-thirds interest in Life Insurance Company of the Southwest (LSW) located in Dallas, Texas on February 8, 1996. LSW is a financial services company specializing in annuities that is licensed in all states except New York.

The acquisition was accomplished by purchasing two-thirds of LSW Holdings Corporation, the owner of LSW. LSW Holdings Corporation was renamed LSW National Holdings, Inc. concurrent with the purchase. The purchase price was about $102 million in cash. The purchase resulted in the recording of an intangible asset for the present value of future profits of insurance acquired of $67.2 million.

The minority shareholders have the right to put their shares to National Life at specified prices in the event of certain contingencies during the first five years subsequent to closing and generally thereafter. Similarly, National Life has the right to call the minority shareholders' shares at specified prices. The specified prices are generally a function of GAAP equity or the original purchase price.

These consolidated financial statements include the financial position and operations of LSW National Holdings since the purchase, along with appropriate adjustments for minority interests, using the purchase method. Pro forma results had the acquisition occurred as of January 1, 1996 are shown in the table below (in thousands). These pro forma consolidated results are not necessarily indicative of the actual results which might have occurred had National Life owned LSW since that date.


                                                  1996
-----------------------------------------------------------
Revenues                                       $  1,026,763
Net income                                           17,356



Noncash investing activities relating to the acquisition that are not reflected in the 1996 consolidated statement of cash flow were as follows (in thousands):


Fair value of assets acquired, excluding cash acquired              $  1,144,694
Liabilities assumed                                                   (1,063,143)
--------------------------------------------------------------------------------
    Cash paid (net of cash acquired)                                $     81,551
================================================================================

NOTE 4 - INVESTMENTS


DEBT AND EQUITY SECURITIES

The amortized cost and estimated fair values of debt and equity securities at December 31 were as follows (in thousands):

                                                                                Gross           Gross
                                                           Amortized          Unrealized      Unrealized         Estimated Fair
                          1997                               Cost               Gains           Losses               Value
---------------------------------------------------------------------------------------------------------------------------------
Available-for-sale (AFS):
       U.S. government obligations                    $     284,039        $     13,515        $      612          $   296,942
       Government agencies, authorities
             and subdivisions                               178,986              11,649                793             189,842
       Public utilities                                     389,744              19,246              6,314             402,676
       Corporate                                          2,403,091             133,881              7,069           2,529,903
       Private placements                                   598,144              29,576              2,170             625,550
       Mortgage-backed securities                         1,196,369              35,308              1,275           1,230,402
---------------------------------------------------------------------------------------------------------------------------------
          Total AFS debt securities                       5,050,373             243,175             18,233           5,275,315
       Preferred stocks                                       6,482                 803                259               7,026
       Common stocks                                         29,638               5,511                 63              35,086
---------------------------------------------------------------------------------------------------------------------------------
          Total AFS debt and equity securities        $   5,086,493        $    249,489        $    18,555         $ 5,317,427
=================================================================================================================================

                          1996
---------------------------------------------------------------------------------------------------------------------------------
Available-for-sale (AFS):
       U.S. government obligations                    $     180,646        $      3,336        $       187         $   183,795
       Government agencies, authorities
             and subdivisions                               222,867               9,165              3,693             228,339
       Public utilities                                     427,426              12,354              7,270             432,510
       Corporate                                          2,176,977              72,482             20,581           2,228,878
       Private placements                                   199,061               4,923              2,349             201,635
       Mortgage-backed securities                         1,089,434              16,244             10,142           1,095,536
---------------------------------------------------------------------------------------------------------------------------------
          Total AFS debt securities                       4,296,411             118,504             44,222           4,370,693
       Preferred stocks                                       9,719                 739                359              10,099
       Common stocks                                          9,705               2,560                 11              12,254
---------------------------------------------------------------------------------------------------------------------------------
          Total AFS debt and equity securities         $  4,315,835        $    121,803        $    44,592         $ 4,393,046
=================================================================================================================================

Held-to-maturity (HTM) debt securities:
       U.S. government obligations                     $      2,052        $        14         $        2          $     2,064
       Government agencies, authorities
             and subdivisions                                20,970              1,264                208               22,026
       Public utilities                                       9,953                359                  1               10,311
       Corporate                                             30,669              1,593                 40               32,222
       Private placements                                   527,056             21,799              3,061              545,794
---------------------------------------------------------------------------------------------------------------------------------
          Total HTM debt securities                    $    590,700        $    25,029         $    3,312          $   612,417
=================================================================================================================================

Unrealized gains and losses on available-for-sale debt and equity securities included as a component of policyowners' equity and changes therein for the years ended December 31 were as follows (in thousands):


                                                                                      1997              1996
--------------------------------------------------------------------------------------------------------------------
Net unrealized gains (losses) on available-for-sale securities                        $ 153,723        $  (153,543)
Net unrealized gains on separate accounts                                                 3,047              1,225
Related minority interests                                                               (9,360)             2,474
Related deferred policy acquisition costs                                               (44,378)            61,726
Related present value of future profits of insurance acquired                           (10,138)            11,639
Related deferred income taxes                                                           (36,744)            28,173
--------------------------------------------------------------------------------------------------------------------
           Increase (decrease) in net unrealized gains (losses)                          56,150            (48,306)
           Balance, beginning of year                                                    28,867             77,173
--------------------------------------------------------------------------------------------------------------------
                     Balance, end of year                                             $  85,017        $    28,867
====================================================================================================================

Balance, end of year includes:
     Net unrealized gains on available-for-sale securities                            $ 230,934        $    77,211
     Net unrealized gains on separate accounts                                            4,272              1,225
     Related minority interests                                                          (6,886)             2,474
     Related deferred policy acquisition costs                                          (94,678)           (50,300)
     Related present value of future profits on insurance acquired                        1,501             11,639
     Related deferred income taxes                                                      (50,126)           (13,382)
--------------------------------------------------------------------------------------------------------------------
                     Balance, end of year                                             $  85,017        $    28,867
====================================================================================================================


In December 1997, National Life transferred all securities designated as held-to-maturity to available-for-sale. The securities transferred had an estimated fair value of $618.8 million and an amortized cost of $586.1 million, resulting in $32.7 million in unrealized gains.


The amortized cost and estimated fair values of debt securities by contractual maturity at December 31, 1997 are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                          Amortized         Estimated Fair
                                                             Cost                Value
----------------------------------------------------------------------------------------------
Due in one year or less                                     $    82,465          $    83,291
Due after one year through five years                           557,609              575,489
Due after five years through ten years                        2,074,439            2,147,536
Due after ten years                                           1,139,491            1,238,597
Mortgage-backed securities                                    1,196,369            1,230,402
----------------------------------------------------------------------------------------------
           Total                                            $ 5,050,373          $ 5,275,315
==============================================================================================



Information relating to available-for-sale debt security sale transactions for the years ended December 31 are shown below (in thousands):

                                                             1997                1996
----------------------------------------------------------------------------------------------
Proceeds from sales                                       $   1,928,055        $   1,990,175

Gross realized gains                                      $      27,318        $      46,092
Gross realized losses                                     $      16,916        $      42,759

National Life periodically lends certain U.S. government or corporate bonds to approved counterparties to enhance the yield of its bond portfolio. National Life receives cash collateral for at least 105% of the market value of securities loaned. Collateral adequacy is evaluated daily and periodically adjusted for changes in the market value of securities loaned. The carrying values of securities loaned are unaffected by the transaction. Collateral held (included in cash and cash equivalents) and the corresponding liability for collateral held (included in other liabilities) were $19.8 million and $159.4 million at December 31, 1997 and 1996, respectively.

National Life also periodically enters into repurchase agreements on U.S. Treasury securities to enhance the yield of its bond portfolio. These transactions are accounted for as financings because the securities received at the end of the repurchase period are identical to the securities transferred. There were no open transactions at December 31, 1996. The repurchase liability is included in other liabilities and was $234.6 million at December 31, 1997.

MORTGAGE LOANS AND REAL ESTATE

The distributions of mortgage loans and real estate at December 31 were as follows:


                                                  1997          1996
                                              ---------------------------
   GEOGRAPHIC REGION
   -----------------
   New England                                      4.0%          4.5%
   Middle Atlantic                                 10.3           9.0
   East North Central                               8.8          10.4
   West North Central                               4.9           3.6
   South Atlantic                                  29.1          30.2
   East South Central                               5.0           4.4
   West South Central                              10.8          13.3
   Mountain                                        16.7          15.9
   Pacific                                         10.4           8.7
   ----------------------------------------------------------------------

           Total                                  100.0%        100.0%
   ======================================================================

   PROPERTY TYPE
   -------------
   Residential                                      0.2%          0.3%
   Apartment                                       24.3          21.1
   Retail                                          15.9          18.6
   Office Building                                 34.0          32.6
   Industrial                                      22.2          25.0
   Hotel/Motel                                      0.9           1.0
   Other Commercial                                 2.5           1.4
   ----------------------------------------------------------------------

           Total                                  100.0%        100.0%
   ======================================================================

   Total mortgage loans and real estate       $  1,088,096  $  1,006,466
   ======================================================================

Mortgage loans and related valuation allowances at December 31 were as follows (in thousands):



                                                                  1997               1996
-------------------------------------------------------------------------------------------------
Unimpaired loans                                                 $   965,760         $  876,994
Impaired loans without valuation allowances                            9,413              6,146
-------------------------------------------------------------------------------------------------
           Subtotal                                                  975,173            883,140
-------------------------------------------------------------------------------------------------
Impaired loans with valuation allowances                              21,426             31,167
Related valuation allowances                                          (4,429)            (7,283)
-------------------------------------------------------------------------------------------------
           Subtotal                                                   16,997             23,884
-------------------------------------------------------------------------------------------------
                     Total                                       $   992,170         $  907,024
=================================================================================================

Impaired loans:
     Average recorded investment                                 $    34,076         $   40,161
     Interest income recognized                                  $     3,543         $    5,026
     Interest received                                           $     3,818         $    5,170




Impaired loans are mortgage loans where it is not probable that all amounts due under the contractual terms of the loan will be received. Impaired loans without valuation allowances are mortgage loans where the estimated fair value of the collateral exceeds the recorded investment in the loan. For these impaired loans, interest income is recognized on an accrual basis, subject to recoverability from the estimated fair value of the loan collateral. For impaired loans with valuation allowances, interest income is recognized on a cash basis.

Activity in the valuation allowances for impaired mortgage loans for the years ended December 31 were as follows (in thousands):


                                                                                     1997             1996
  ================================================================================================================
  Additions for impaired loans charged to realized losses                          $    1,543         $  3,944
  Impairment losses charged to valuation allowances                                    (1,419)          (7,559)
  Changes to previously established valuation allowances                               (2,978)           2,423
  ----------------------------------------------------------------------------------------------------------------
             Decrease in valuation allowances                                          (2,854)          (1,192)
             Balance, beginning of year                                                 7,283            8,475
  ----------------------------------------------------------------------------------------------------------------
             Balance, end of year                                                  $    4,429         $  7,283
  ================================================================================================================



NET INVESTMENT INCOME

The components of net investment income for the years ended December 31 were as follows (in thousands):


                                              1997           1996
   -------------------------------------------------------------------
   Debt securities interest                $  392,674     $  385,750
   Equity securities dividends                  2,765          1,730
   Mortgage loan interest                      85,782         81,575
   Policy loan interest                        48,856         49,438
   Real estate income                          15,822         15,193
   Other investment income                     13,627          9,016
   -------------------------------------------------------------------
           Gross investment income            559,526        542,702
           Less: investment expenses           26,932         25,434
   -------------------------------------------------------------------
           Net investment income           $  532,594     $  517,268
   ===================================================================

DERIVATIVES


National Life purchases over-the-counter options and exchange-traded futures on the Standard & Poor's 500 (S&P 500) index to hedge obligations relating to equity indexed products. When the S&P 500 index increases, increases in the intrinsic value of the options and fair value of futures are offset by increases in equity indexed product account values. When the S&P 500 index decreases, National Life's loss is the decrease in the fair value of futures and is limited to the premium paid for the options.

National Life purchases options only from highly rated counterparties. However, in the event a counterparty failed to perform, National Life's loss would be equal to the fair value of the net options held from that counterparty.

The option premium is expensed over the term of the option. The amortization of the option premium, increases in the intrinsic value of options and changes in the fair value of futures are reflected in investment income. Interest credited includes amounts that would be credited on the next policy anniversary based on the S&P 500 index's value at the reporting date.


The notional amounts and net book value of options and futures at December 31, were as follows (in thousands):

                                                                                      1997               1996
   -----------------------------------------------------------------------------------------------------------------
   Notional amounts:
              Options                                                               $  245,187          $  61,078
              Futures                                                               $   27,892                  -
   =================================================================================================================

   Book values:
   Options:     Net amortized cost                                                  $    4,058          $   2,986
                Intrinsic value                                                          7,876              3,480
   -----------------------------------------------------------------------------------------------------------------
                Book value                                                              11,934              6,466
   Futures at fair value                                                                   630                  -
   -----------------------------------------------------------------------------------------------------------------
   Net book value (included in other invested assets)                               $   12,564          $   6,466
   =================================================================================================================



FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of financial instruments at December 31 were as follows (in thousands):

                                                                  1997                                   1996
-------------------------------------------------------------------------------------------------------------------------------
                                                          Carrying        Estimated Fair         Carrying        Estimated Fair
                                                           Value             Value                Value             Value
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                             $     372,180     $     372,180         $   268,235        $   268,235
Available-for-sale debt and equity securities             5,317,427         5,317,427           4,393,046          4,393,046
Held-to-maturity debt securities                                  -                 -             590,700            612,417
Mortgage loans                                              992,170         1,024,582             907,024            924,732
Policy loans                                                791,753           730,059             796,193            715,914
Derivatives                                                  12,564            11,629               6,466              5,123


Investment products                                       2,642,511         2,503,727           2,341,273          2,336,171
Debt                                                         80,085            82,314              82,682             80,149




For cash and cash equivalents carrying value approximates estimated fair value.

Debt and equity securities estimated fair values are based on quoted values where available. Where quoted values are not available, estimated fair values are based on discounted cash flows using current interest rates of similar securities.

Mortgage loan fair values are estimated as the average of discounted cash flows under different scenarios of future mortgage interest rates (including appropriate provisions for default losses and borrower prepayments).

For variable rate policy loans the unpaid balance approximates fair value. Fixed rate policy loan fair values are estimated based on discounted cash flows using the current variable policy loan rate (including appropriate provisions for mortality and repayments).

Derivatives estimated fair values are based on quoted values.

Investment products include flexible premium annuities, single premium deferred annuities and supplementary contracts not involving life contingencies. Investment product fair values are estimated as the average of discounted cash flows under different scenarios of future interest rates of A-rated corporate bonds and related changes in premium persistency and surrenders.


Debt fair values are estimated values are based on discounted cash flows using current interest rates of similar securities.



NOTE 5 - INSURANCE IN-FORCE AND REINSURANCE


National Life reinsures certain risks assumed in the normal course of business. For individual life products, National Life generally retains no more than $3.0 million of risk on any person (excluding accidental death benefits and dividend additions). Reinsurance for life products is ceded under yearly renewable term, coinsurance, and modified coinsurance. Disability income products are significantly reinsured under coinsurance and modified coinsurance.

National Life remains liable in the event any reinsurer is unable to meet its assumed obligations. National Life regularly evaluates the financial condition of its reinsurers and concentrations of credit risk of reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

The effects of reinsurance for the years ended December 31, were as follows (in thousands):


                                              1997           1996
   -------------------------------------------------------------------
   Insurance premiums:
           Direct premiums                 $  470,853     $  474,998
           Reinsurance assumed                    896            959
           Reinsurance ceded                  (72,732)       (69,671)
   -------------------------------------------------------------------
                                           $  399,017     $  406,286
   ===================================================================

   Increase in policy liabilities:
           Direct increase in policy
            liabilities                    $  112,577     $  164,233
           Reinsurance assumed                     17            (20)
           Reinsurance ceded                    5,540          2,455
   -------------------------------------------------------------------
                                           $  118,134     $  166,668
   ===================================================================

   Policy benefits:
           Direct policy benefits          $  393,082     $  363,405
           Reinsurance assumed                     12             62
           Reinsurance ceded                  (79,275)       (65,903)
   -------------------------------------------------------------------
                                           $  313,819     $  297,564
   ===================================================================

   Policyowners' dividends:
           Direct policyowners' dividends  $  111,617     $  112,050
           Reinsurance ceded                   (5,305)        (6,360)
   -------------------------------------------------------------------
                                           $  106,312     $  105,690
   ===================================================================

NOTE 6 - INCOME TAXES


The components of income taxes and a reconciliation of the expected and actual income taxes and marginal and effective federal income tax rates for the years ended December 31 were as follows ($ in thousands):


                                                        1997                      1996
   ----------------------------------------------------------------------------------------------
                                                Amount        Rate        Amount        Rate
   ----------------------------------------------------------------------------------------------
   Current                                    $  41,654                 $  45,603
   Deferred                                     (20,747)                  (13,646)
   -------------------------------------------------------              ------------
           Income taxes                       $  20,907                 $  31,957
   =======================================================              ============

   Expected income taxes                      $  22,531         35.0%   $  19,252         35.0%
   Differential earnings amount                   4,581          7.1        6,007         10.9
   Affordable housing tax credit                 (4,318)        (6.7)      (1,305)        (2.4)
   Net change in tax reserves                     1,298          2.0       10,290         18.7
   Other, net                                    (3,185)        (4.9)      (2,287)        (4.1)
   ----------------------------------------------------------------------------------------------
           Income taxes                       $  20,907                 $  31,957
   =======================================================              ============
           Effective federal income tax rate                    32.5%                     58.1%
   ==========================================              ============              ============


Components of net deferred income tax assets at December 31 were as follows (in thousands):


                                                                      1997         1996
   -----------------------------------------------------------------------------------------
   Deferred income tax assets:
      Policy liabilities                                          $  172,387    $  160,933
      Other liabilities and accrued expenses                          56,946        47,703
      Other                                                            4,294        10,495
   -----------------------------------------------------------------------------------------
                  Total deferred income tax assets                   233,627       219,131
   -----------------------------------------------------------------------------------------
   Deferred income tax liabilities:
      Deferred policy acquisition costs                              126,914       125,454
      Present value of future profits of insurance acquired           20,642        24,262
      Net unrealized gain on available-for-sale securities            50,126        13,382
      Debt and equity securities                                       9,253         9,352
      Other                                                            9,175        13,167
   -----------------------------------------------------------------------------------------
                  Total deferred income tax liabilities              216,110       185,617
   -----------------------------------------------------------------------------------------


                  Net deferred income tax assets                  $   17,517    $   33,514
   =========================================================================================


Management believes it is more likely than not that National Life will realize the benefit of deferred tax assets.


National Life's federal income tax returns are routinely audited by the IRS. The IRS has examined tax returns through 1993 and is currently examining the years 1994 and 1995. In management's opinion adequate tax liabilities have been established for all open years.

NOTE 7 - BENEFIT PLANS

National Life sponsors a qualified defined benefit pension plan covering substantially all employees. The plan is administered by National Life's Benefits Committee and is non-contributory, with benefits based on an employee's retirement age, years of service and compensation near retirement. Plan assets are primarily bonds and common stocks held in a National Life separate account and funds invested in an annuity contract issued by National Life. National Life also sponsors other non-qualified pension plans, including a non-contributory defined benefit plan for general agents that provides benefits based on years of service and sales levels, a contributory defined benefit plan for certain employees, agents and general agents and a non-contributory defined supplemental benefit plan for certain executives. These non-qualified plans are not funded.

National Life sponsors four defined benefit postretirement plans that provide medical, dental and life insurance benefits to employees and agents. Substantially all employees and agents may be eligible for retiree benefits if they reach normal retirement age and meet certain minimum service requirements while working for National Life. Most of the plans are contributory, with retiree contributions adjusted annually, and contain cost sharing features such as deductibles and copayments. The plans are not funded and National Life pays for plan benefits on a current basis. The cost of these benefits is recognized as earned.

During 1997, National Life offered enhanced pension and postretirement benefits to employees meeting certain defined eligibility requirements. The program resulted in special termination benefits for the expected present value of the enhancements to benefits, curtailment gains for reductions in the pension benefit obligations relating to assumed increases in future compensation levels and settlement gains for the pro-rata recognition of actuarial gains on lump sum settlements of pension benefit obligations.

The status of the defined benefit plans at December 31, was as follows (in thousands):


                                                                             Pension Benefits                Other Benefits
                                                                       ------------------------------------------------------------
                                                                           1997            1996            1997          1996
-----------------------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
  Benefit obligation, beginning of year                                    $ 180,075       $ 170,740       $ 24,351      $ 23,410
  Service cost (benefits earned during the current period)                     4,467           4,384            630           667
  Interest cost on benefit obligation                                         13,629          11,788          1,669         1,652
  Actuarial gains                                                            (19,077)          3,312         (3,587)         (592)
  Benefits paid                                                              (14,557)        (10,149)          (784)         (786)
  1997 early retirement program:
      Special termination benefits                                            10,878               -          2,480             -
      Curtailment gain                                                        (3,630)              -              -             -
      Settlement payments                                                     (8,799)              -              -             -
-----------------------------------------------------------------------------------------------------------------------------------
  Benefit obligation, end of year                                          $ 162,986       $ 180,075       $ 24,759      $ 24,351
====================================================================================================== ============= ==============

CHANGE IN PLAN ASSETS:
  Plan assets, beginning of year                                           $  97,566       $  90,592
  Actual return on plan assets                                                23,337          10,230
  Employer contributions                                                       2,502           2,047
  Benefits paid                                                               (5,722)         (5,303)
  1997 early retirement program settlement payments                           (8,799)              -
------------------------------------------------------------------------------------------------------
  Plan assets, end of year                                                 $ 108,884       $  97,566
======================================================================================================

FUNDED STATUS:
  Benefit obligation                                                       $ 162,986       $ 180,075       $ 24,759      $ 24,351
  Plan assets                                                               (108,884)        (97,566)             -             -
-----------------------------------------------------------------------------------------------------------------------------------
      Benefit obligation in excess of plan assets                             54,102          82,509         24,759        24,351
  Unrecognized actuarial gains (losses)                                       28,485          (2,376)         4,548           930
  Unrecognized prior service cost                                                  -               -         (1,224)       (1,296)
-----------------------------------------------------------------------------------------------------------------------------------
      Accrued benefit cost (included in other liabilities)                 $  82,587       $  80,133       $ 28,083      $ 23,985
===================================================================================================================================

The components of net periodic benefit cost for the years ended December 31, were as follows (in thousands):

                                                                          Pension Benefits                Other Benefits
                                                                   -------------------------------------------------------------
                                                                        1997            1996           1997           1996
--------------------------------------------------------------------------------------------------------------------------------
Service cost (benefits earned during the current period)              $   4,467       $   4,384        $    630     $    667
Interest cost on benefit obligation                                      13,629          11,788           1,669        1,652
Expected return on plan assets                                           (8,636)         (6,225)              -            -
Net amortization and deferrals                                                -               -              31            -
Amortization of prior service cost                                            -               -              72           72
1997 early retirement program:
   Special termination benefits                                          10,878               -           2,480            -
   Curtailment gain                                                      (3,630)              -               -            -
   Settlement gains                                                      (2,917)              -               -            -
--------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost (included in operating expenses)            $  13,791       $   9,947        $  4,882     $  2,391
================================================================================================================================





The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows (in thousands):



                                                           1997       1996
   ---------------------------------------------------------------------------
   Projected benefit obligation                         $ 69,116    $ 71,511
   Accumulated benefit obligation                         66,268      67,070
   Fair value of plan assets                                   -           -


The actuarial assumptions used in determining benefit obligations at December 31, were as follows:


                                                          Pension Benefits       Other Benefits
                                                        -------------------------------------------
                                                           1997       1996       1997      1996
   ------------------------------------------------------------------------------------------------
   Discount rate                                          7.50%       7.00%     7.50%      7.00%
   Rate of increase in future compensation levels         3.50%       5.00%
   Expected long term return on plan assets               9.00%       7.00%


Health care cost trend rates grade to 5% in year 2000 and remain level thereafter. Increasing the assumed health care trend rates by one percentage point in each year would increase the APBO by about $2.4 million and the 1997 service and interest cost components of net periodic postretirement benefit cost by about $0.3 million. Decreasing the assumed health care trend rates by one percentage point in each year would reduce the APBO by about $1.9 million and the 1997 service and interest cost components of net periodic postretirement benefit cost by about $0.3 million. National Life uses the straight-line method of amortization for prior service cost and unrecognized gains and losses.

National Life provides employee savings and 401(k) plans where up to 3% of an employee's compensation may be invested by the employee in either plan with matching funds contributed by the company. National Life also contributes various amounts of an employee's compensation (up to certain levels) to a 401(k) account. Additional voluntary employee contributions may be made to the plans subject to certain limits. Company contributions to these plans generally vest within two years.

NOTE 8 - DEBT

Debt consists of the following (in thousands):

                                                                1997          1996
---------------------------------------------------------------------------------------
8.25% Surplus Notes:                                          $ 69,685      $ 69,682
   $70 million, maturing March 1, 2024 with interest
   payable semi-annually on March 1 and September 1. The
   notes are unsecured and subordinated to all present
   and future indebtedness, policy claims and prior
   claims. The notes may be redeemed in whole or in part
   any time after March 1, 2004 at predetermined
   redemption prices. All interest and principal
   payments require prior written approval by the State
   of Vermont Department of Banking, Insurance,
   Securities and Health Care Administration.


6.10% Term Note:                                                10,400        13,000
   maturing March 1, 2000 with interest payable
   semi-annually on March 1 and September 1.  The note is
   secured by subsidiary stock, includes certain
   restrictive covenants and requires annual payments of
   principal (see below).
---------------------------------------------------------------------------------------
   Total debt                                                 $ 80,085      $ 82,682
=======================================================================================


The aggregate annual maturities of debt for the next five years are as follows (in thousands):


    1998                                          $ 4,400
    1999                                            3,000
    2000                                            3,000
    2001                                                -
    2002                                                -


In February 1998, the Term Note was renegotiated. Under the new terms, effective March 1, 1998, the interest rate will be 6.57% with principal payments of $2.0 million annually for 1998 to 2001 (inclusive) and $2.4 million in 2002.


NOTE 9 - CONTINGENCIES

During 1997, several class action lawsuits were filed against National Life in various states relating to the sale of life insurance policies during the 1980's and 1990's. National Life specifically denies any wrongdoing and intends to defend these cases vigorously. Accordingly, a provision for legal and administrative costs of defending these lawsuits was established in 1997.

The ultimate outcome of such litigation is uncertain given the complexity and scope of the issues involved. While management believes that the ultimate outcome is unlikely to have a material adverse effect on National Life's financial position (after considering existing provisions), an adverse outcome could materially affect operating results for a given year.

NOTE 10 - STATUTORY INFORMATION

National Life prepares statutory basis financial statements for regulatory filings with insurance regulators in all 50 states and the District of Columbia. A reconciliation of National Life Insurance Company's statutory surplus to GAAP retained earnings at December 31 and statutory net income to GAAP net income for the years ended December 31 were as follows (in thousands):

                                                 1997                         1996
                                     ----------------------------------------------------------
                                        Surplus/                     Surplus/
                                        Retained                     Retained
                                        Earnings     Net Income      Earnings     Net Income
-----------------------------------------------------------------------------------------------
Statutory surplus/net income            $  342,614      $  49,574    $  305,611      $  11,684


Asset valuation reserve                     67,734              -        57,054              -
Interest maintenance reserve                56,940           (229)       57,169          1,540
Surplus notes                              (69,685)            (3)      (69,682)            (3)
Non-admitted assets                         20,874              -        18,391              -

Investments                                   (944)       (18,856)       18,504            290
Deferred policy acquisition costs          437,932         (5,651)      443,583          3,970
Deferred income taxes                       72,544         13,807        58,737          9,179
Policy liabilities                        (186,349)         7,449      (193,798)        (9,874)
Policyowners' dividends                     64,734          2,206        62,528         (1,142)
Benefit plans                              (37,826)        (1,732)      (36,094)         4,403
Other changes, net                         (12,696)       (10,734)       (1,962)        (2,924)
-----------------------------------------------------------------------------------------------

GAAP retained earnings/net income       $  755,872      $  35,831    $  720,041      $  17,123
===============================================================================================


The New York Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company and for determining solvency under the New York Insurance Law. No consideration is given by the Department to financial statements prepared in accordance with generally accepted accounting principles in making such determinations.


NOTE 11 - EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT ACCOUNTANTS' REPORT

In June 1998, National Life agreed to a settlement of the outstanding class action litigation involving the company's sales practices. This settlement was approved by the court in October, 1998. National Life has established an additional provision of $40.6 million (before offsetting tax effects) in its 1998 financial statements.

                         NATIONAL LIFE INSURANCE COMPANY

                                    * * * * *

                              FINANCIAL STATEMENTS

                                    * * * * *

                           DECEMBER 31, 1996 AND 1995

                       [PRICE WATERHOUSE LLP LETTERHEAD]




                       Report of Independent Accountants



April 15, 1997


To the Board of Directors and
Policyowners of National Life Insurance Company


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and policyowners' equity, and cash flows present fairly, in all material respects, the financial position of National Life Insurance Company and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2, the Company changed its accounting policies to adopt pronouncements of the Financial Accounting Standards Board, which are effective for 1996 financial statements and require restatement of all prior periods presented.


/s/ PRICE WATERHOUSE LLP
                                      F-26

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

DECEMBER 31,

-----------------------------------------------------------------------------------------------------
(In Thousands)                                                              1996             1995
-----------------------------------------------------------------------------------------------------

ASSETS:
 Cash and cash equivalents                                            $     268,235    $     310,905
 Debt and equity securities
     Available-for-sale, at fair value                                    4,393,046        3,240,480
     Held-to-maturity, at amortized cost                                    590,700          477,708
  Mortgage loans                                                            907,024          649,892
  Policy loans                                                              796,193          735,852
  Real estate investments                                                    99,442           97,612
  Other invested assets                                                      78,596           25,733
-----------------------------------------------------------------------------------------------------

     Total cash and invested assets                                       7,133,236        5,538,182

  Deferred policy acquisition costs                                         421,584          327,629
  Due and accrued investment income                                         120,753           96,852
  Premiums and fees receivable                                               25,874           23,648
  Deferred income taxes                                                      33,514            1,924
  Amounts recoverable from reinsurers                                       190,873          161,997
  Present value of future profits of insurance acquired                      80,957                -
  Property and equipment, net                                                64,302           62,418
  Other assets                                                               51,453           49,810
  Separate account assets                                                   181,771          177,890
-----------------------------------------------------------------------------------------------------

     Total assets                                                     $   8,304,317    $   6,440,350
=====================================================================================================

LIABILITIES:
 Policy liabilities:
   Policy benefit liabilities                                         $   3,701,597    $   3,484,844
   Policyowners' account balances                                         3,051,973        1,431,386
   Policyowners' deposits                                                    37,524           36,642
   Policy claims payable                                                     31,217           25,545
   Policyowners' dividends                                                   51,792           47,025
 Other liabilities and accrued expenses                                     394,127          396,407
 Debt                                                                        82,682           69,679
 Separate account liabilities                                               165,234          167,162
-----------------------------------------------------------------------------------------------------

     Total liabilities                                                    7,516,146        5,658,690
-----------------------------------------------------------------------------------------------------

MINORITY INTERESTS                                                           39,263            1,569

POLICYOWNERS' EQUITY:
 Net unrealized gain on available-for-sale securities                        28,867           77,173
 Retained earnings                                                          720,041          702,918
-----------------------------------------------------------------------------------------------------

     Total policyowners' equity                                             748,908          780,091
-----------------------------------------------------------------------------------------------------

     Total liabilities, minority interests and policyowners' equity   $   8,304,317    $   6,440,350
=====================================================================================================


   The accompanying notes are an integral part of these financial statements.

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND POLICYOWNERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31,

--------------------------------------------------------------------------------------------------
(In Thousands)                                                              1996          1995
--------------------------------------------------------------------------------------------------

REVENUES:
 Insurance premiums                                                   $     406,286   $   418,227
 Universal life and investment-type policy charges                           41,745        36,900
 Net investment income                                                      517,268       396,079
 Realized investment (losses) gains                                          (2,070)       33,925
 Investment advisory fees                                                    42,256        34,278
 Other income                                                                21,278        19,845
--------------------------------------------------------------------------------------------------

   Total revenue                                                          1,026,763       939,254
--------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
 Policy benefits                                                            297,564       278,123
 Policyowners' dividends                                                    105,690        98,952
 Interest credited to policyowners' account balances                        170,955        90,037
 Increase in reserves                                                       166,668       187,433
 Operating expenses                                                         148,716       124,425
 Commissions and expense allowances                                          95,517        80,050
 Deferral of acquisition costs                                              (53,600)      (44,331)
 Amortization of deferred policy acquisition costs                           40,248        42,234
--------------------------------------------------------------------------------------------------

   Total benefits and expenses                                              971,758       856,923
--------------------------------------------------------------------------------------------------

Income before income taxes and minority interests                            55,005        82,331

  Income taxes                                                               31,957        31,365
  Minority interests in subsidiary earnings                                   5,925         2,968
--------------------------------------------------------------------------------------------------

NET INCOME                                                                   17,123        47,998

RETAINED EARNINGS:
  Beginning of year                                                         702,918       654,920
--------------------------------------------------------------------------------------------------

  End of year                                                         $     720,041   $   702,918
==================================================================================================


NET UNREALIZED GAIN (LOSS) ON AVAILABLE-FOR-SALE SECURITIES:
  Beginning of year                                                   $      77,173   $   (23,195)
  Change during year                                                        (48,306)      100,368
--------------------------------------------------------------------------------------------------

  End of year                                                         $      28,867   $    77,173
==================================================================================================

   The accompanying notes are an integral part of these financial statements.

NATIONAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31,

-----------------------------------------------------------------------------------------------------
(In Thousands)                                                             1996             1995
-----------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                           $      17,123    $       47,998

Adjustments to reconcile net income to net cash provided by operations:
   Change in due and accrued investment income                              (1,502)           (4,785)
   Realized investment gains                                                (2,070)          (33,925)
   Change in policy benefit liabilities                                    144,723           146,727
   Change in deferred policy acquisition costs                              (9,956)           (2,097)
   Depreciation                                                              4,283             3,709
   Change in policyowners' dividends                                         4,975            (5,102)
   Change in deferred income taxes                                         (13,646)           (9,771)
   Other                                                                    (8,538)           30,154
-----------------------------------------------------------------------------------------------------

     Net cash provided by operating activities                             135,392           172,908
-----------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sales of investments                                     2,157,236         1,814,927
  Investment maturities and repayments                                     340,412            89,919
  Cost of investments acquired                                          (2,714,560)       (2,126,075)
  Acquisition of LSW National Holdings, net                                (81,551)                -
  Other                                                                      4,793            27,587
-----------------------------------------------------------------------------------------------------

     Net cash used by investing activities                                (293,670)         (193,642)
-----------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Policyowners' account balances:
    Deposits, including interest credited                                  535,932           279,889
    Withdrawals, including policy charges                                 (418,775)         (239,354)
  Net (decrease) increase in borrowings under repurchase agreements        (51,013)           51,013
  Net increase in securities lending liabilities                            31,717            31,489
  Other                                                                     17,747             3,012
-----------------------------------------------------------------------------------------------------

    Net cash provided by financing activities                              115,608           126,049
-----------------------------------------------------------------------------------------------------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                       (42,670)          105,315

CASH AND CASH EQUIVALENTS:
  Beginning of year                                                        310,905           205,590
-----------------------------------------------------------------------------------------------------

  End of year                                                        $     268,235    $      310,905
=====================================================================================================


   The accompanying notes are an integral part of these financial statements.

NATIONAL LIFE INSURANCE COMPANY and SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1996 and 1995

NOTE 1 - NATURE OF OPERATIONS

National Life Insurance Company (National Life) was chartered in 1848 and is among ten oldest insurance companies and the 25 largest mutual life insurance companies in the United States. National Life is also known by its registered trade name "National Life of Vermont". National Life employs about 1,000 people in its home office in Montpelier, Vermont. As a mutual life insurance company, National Life has no shareholders. With its affiliates and subsidiaries, National Life offers a broad range of financial services and products, including life insurance, annuities, disability income insurance and mutual funds.

National Life primarily develops and distributes traditional and universal individual life insurance and annuity products. National Life markets its products primarily to small business owners, professionals and high net worth individuals by providing financial solutions in the form of estate, business succession and retirement planning, deferred compensation and other key executive fringe benefit plans. Insurance and annuity products are primarily distributed through about 50 general agencies in major metropolitan areas throughout the United States. National Life also distributes its products through brokers and banks. National Life has more than 250,000 policyowners and is licensed to do business in all 50 states and the District of Columbia. About 27% of National Life's total collected premiums are from residents of New York and California.

Through affiliates National Life also distributes and provides investment advisory and administrative services to the Sentinel Funds, a family of twelve mutual funds that is one of America's oldest mutual funds. The Sentinel Funds' $2.3 billion of net assets are managed on behalf of about 102,300 individual, corporate and institutional shareholders worldwide.

During 1996, National Life acquired a majority interest in Life Insurance Company of the Southwest (LSW), a Dallas, Texas based financial services company specializing in annuities. LSW is licensed in all states but New York. LSW's customer focus has been mainly on teachers and employees of non-profit institutions, with particular concentration in the west and the southwest. About 60% of LSW's total collected premiums are from residents of California, Texas and Florida.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements of National Life and subsidiaries have been prepared in conformity with generally accepted accounting principles (GAAP).

The consolidated financial statements include the accounts of National Life Insurance Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTING CHANGES

Prior to these 1996 financial statements, National Life prepared its financial statements in accordance with statutory accounting practices prescribed or permitted by the State of Vermont Department of Banking, Insurance, Securities and Health Care Administration, its domicillary insurance regulator. Prior to 1996, statutory basis financial statements were considered in conformity with GAAP for mutual life insurance companies.

In 1993 through 1995, the Financial Accounting Standards Board and the American Institute of Certified Public Accountants issued certain pronouncements that redefined generally accepted accounting principles for mutual life insurance companies. Beginning in 1996, statutory basis financial statements are no longer considered in conformity with GAAP.

The accompanying GAAP financial statements apply all applicable authoritative accounting pronouncements required to meet the new standards. The 1995 information included in these financial statements has been restated on a GAAP basis to enhance comparability with the 1996 information, consistent with the transition provisions of the new accounting standards. The cumulative effect on 1995 beginning policyowners' equity was as follows (in thousands):

                                                                           Effect on beginning
                                                                          policyowners' equity
----------------------------------------------------------------------------------------------
Asset valuation reserve                                                       $   49,681
Interest maintenance reserve                                                      31,663
Surplus notes                                                                    (69,675)
Non-admitted assets                                                               16,492

Investments                                                                        7,294
Deferred policy acquisition costs                                                437,516
Deferred income taxes                                                             33,292
Policy liabilities                                                              (174,976)
Policyowners' dividends                                                           60,945
Benefit plans                                                                    (40,113)
Net unrealized loss on available-for-sale securities                             (23,195)
Other changes, net                                                               (14,133)
----------------------------------------------------------------------------------------------
     Increase in policyowners' equity from conversion to GAAP                    314,791
     Statutory surplus, December, 31, 1994; aspreviously reported                316,934
----------------------------------------------------------------------------------------------
        GAAP policyowners' equity, January 1, 1995                            $  631,725
==============================================================================================

January 1, 1995:
     Net unrealized loss on available-for-sale securities                     $  (23,195)
     Retained earnings                                                           654,920
----------------------------------------------------------------------------------------------
        Total policyowners' equity                                            $  631,725
==============================================================================================


INVESTMENTS

Cash and cash equivalents include highly liquid debt instruments purchased with remaining maturities of three months or less.

Debt and equity securities are designated as available-for-sale or held-to-maturity where the company has the ability and intent to hold securities to maturity. Available-for-sale securities are reported at estimated fair value. Held-to-maturity securities are reported at amortized cost. Debt and equity securities that experience declines in value that are other than temporary are written down with a corresponding charge to realized losses.

Mortgage loans are reported at amortized cost, less valuation allowances for the excess, if any, of the amortized cost of impaired loans over the estimated fair value of the related collateral. Changes in valuation allowances are included in realized gains and losses.

Policy loans are reported at their unpaid balance and are fully collateralized by related cash surrender values.

Real estate investments are reported at depreciated cost. Real estate acquired in satisfaction of debt is transferred to real estate at the lower of the recorded investment in the loan, including accrued interest, or estimated fair value.

Realized investment gains and losses are recognized using the specific identification method and include changes in valuation allowances. Changes in the estimated fair values of available-for-sale debt and equity securities are reflected in policyowners' equity after adjustments for related deferred policy acquisition costs, present value of future profits of insurance acquired and income taxes.

DEFERRED POLICY ACQUISITION COSTS

Commissions and other costs of acquiring new business that vary with and are primarily related to the production of new business are generally deferred.

Deferred policy acquisition costs for participating life insurance, universal life insurance and investment-type annuities are amortized in relation to estimated gross margins or profits. Amortization is adjusted retrospectively for actual experience and when estimates of future gross margins or profits are revised. Balances of deferred policy acquisition costs for these products are adjusted for related unrealized gains and losses on available-for-sale securities through policyowners' equity, net of related income taxes.

Deferred policy acquisition costs for non-participating term life insurance and disability income insurance is amortized in relation to premium income using assumptions consistent with those used in computing policy benefit liabilities.

Balances of deferred policy acquisition costs are regularly evaluated for recoverability from product margins or profits.

PRESENT VALUE OF FUTURE PROFITS OF INSURANCE ACQUIRED

Present value of future profits of insurance acquired is the actuarially-determined present value of future projected profits from policies in force at the date of their acquisition, and is amortized in relation to gross profits of those policies.

PROPERTY AND EQUIPMENT

Property and equipment is reported at depreciated cost. Real property is depreciated over 40 years using the straight line method. Furniture and equipment is depreciated using accelerated depreciation methods over 7 years and 5 years, respectively.

SEPARATE ACCOUNTS

Separate accounts are segregated funds relating to certain variable annuity and variable life policies, and National Life's pension plans. Separate account assets are primarily common stocks, bonds, mortgage loans, and real estate and are carried at estimated fair value. Separate account liabilities reflect separate account policyowners' interests in separate account assets, include the actual investment performance of the respective accounts and are not guaranteed. Separate account results relating to these policyowners' interests are excluded from revenues and expenses.

POLICY LIABILITIES

Policy benefit liabilities for participating life insurance are developed using the net level premium method, with interest and mortality assumptions used in calculating policy cash surrender values. Participating life insurance terminal dividends are accrued in relation to gross margins.

Policy benefit liabilities for non-participating life insurance, disability income insurance and certain annuities are developed using the net level premium method, with assumptions for interest, mortality, morbidity, withdrawals and expenses based principally on company experience.

Policyowners' account balances for universal life insurance and investment-type annuities represent amounts that inure to the benefit of the policyowners (before surrender charges).

POLICYOWNERS' DIVIDENDS

Policyowners' dividends are the pro-rata amount of dividends earned that will be paid or credited at the next policy anniversary. Dividends are based on a scale that seeks to reflect the relative contribution of each group of policies to National Life's overall operating results. The dividend scale is approved annually by National Life's Board of Directors.

RECOGNITION OF INSURANCE INCOME AND RELATED EXPENSES

Premiums from traditional life and certain annuities are recognized as revenue when due from the policyowner. Benefits and expenses are matched with income by providing for policy benefit liabilities and the deferral and amortization of policy acquisition costs so as to recognize profits over the life of the policies.

Premiums from universal life and investment-type annuities are reported as increases in policyowners' account balances. Revenues for these policies consist of mortality charges, policy administration charges and surrender charges deducted from policyowners' account balances. Policy benefits charged to expense include benefit claims in excess of related policyowners' account balances.

Premiums from disability income policies are recognized as revenue over the period to which the premiums relate.

FEDERAL INCOME TAXES

National Life files a consolidated federal income tax return that includes all of its wholly-owned subsidiaries. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

NOTE 3 - INVESTMENTS

DEBT AND EQUITY SECURITIES

The amortized cost and estimated fair values of debt and equity securities at December 31 were as follows (in thousands):

                                                                                   Gross            Gross
                                                                                Unrealized        Unrealized        Estimated Fair
                          1996                             Amortized Cost          Gains             Losses             Value
-----------------------------------------------------------------------------------------------------------------------------------
Available-for-sale:
       U.S. government obligations                             $   180,646       $     3,336     $       187        $    183,795
       Government agencies, authorities and subdivisions           222,867             9,165           3,693             228,339
       Public utilities                                            427,426            12,354           7,270             432,510
       Corporate                                                 2,176,977            72,482          20,581           2,228,878
       Private placements                                          199,061             4,923           2,349             201,635
       Mortgage-backed securities                                1,089,434            16,244          10,142           1,095,536
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 4,296,411           118,504          44,222           4,370,693
       Preferred stocks                                              9,719               739             359              10,099
       Common stocks                                                 9,705             2,560              11              12,254
-----------------------------------------------------------------------------------------------------------------------------------
                  Total                                        $ 4,315,835       $   121,803     $    44,592        $  4,393,046
===================================================================================================================================

Held-to-maturity:
       U.S. government obligations                             $     2,052       $       14      $        2         $      2,064
       Government agencies, authorities and subdivisions            20,970            1,264             208               22,026
       Public utilities                                              9,953              359               1               10,311
       Corporate                                                    30,669            1,593              40               32,222
       Private placements                                          527,056           21,799           3,059              545,794
-----------------------------------------------------------------------------------------------------------------------------------
                  Total                                        $   590,700       $   25,029      $    3,310         $    612,417
===================================================================================================================================

                          1995
-----------------------------------------------------------------------------------------------------------------------------------
Available-for-sale:
       U.S. government obligations                             $   310,430       $    15,105     $        12        $    325,523
       Government agencies, authorities and subdivisions            97,474             9,502              87             106,889
       Public utilities                                            245,525            23,935             524             268,936
       Corporate                                                 1,515,959           143,525             674           1,658,810
       Private placements                                          150,866            11,439           1,753             160,552
       Mortgage-backed securities                                  667,827            29,203             535             696,495
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 2,988,081           232,709           3,585           3,217,205
       Preferred stocks                                             14,217               453             423              14,247
       Common stocks                                                 7,428             1,637              37               9,028
-----------------------------------------------------------------------------------------------------------------------------------
                  Total                                        $ 3,009,726       $   234,799     $     4,045        $  3,240,480
===================================================================================================================================

Held-to-maturity:
       Government agencies, authorities and subdivisions       $    21,708       $     1,276     $         6        $     22,978
       Public utilities                                              9,839               778               -              10,617
       Corporate                                                    32,358             3,353               -              35,711
       Private placements                                          413,803            38,629           1,951             450,481
-----------------------------------------------------------------------------------------------------------------------------------
                  Total                                        $   477,708       $    44,036     $     1,957        $    519,787
===================================================================================================================================

Unrealized gains and losses on available-for-sale debt and equity securities included as a component of policyowners' equity and changes therein for the years ended December 31 were as follows (in thousands):



                                                                                      1996              1995
--------------------------------------------------------------------------------------------------------------------
Net unrealized (losses) gains on available-for-sale securities                      $  (153,543)        $  305,859
Net unrealized gains on separate account seed money                                       1,225                  -
Related minority interests                                                                2,474                  -
Related deferred policy acquisition costs                                                61,726           (151,447)
Related present value of future profits on insurance acquired                            11,639                  -
Related deferred income taxes                                                            28,173            (54,044)
--------------------------------------------------------------------------------------------------------------------
           Increase (decrease) in net unrealized gains (losses)                         (48,306)           100,368
           Balance, beginning of year                                                    77,173            (23,195)
--------------------------------------------------------------------------------------------------------------------
                     Balance, end of year                                           $    28,867         $   77,173
====================================================================================================================

Balance, end of year includes:
     Net unrealized gains on available-for-sale securities                          $    77,211         $  230,754
     Net unrealized gains on separate account seed money                                  1,225                  -
     Related minority interests                                                           2,474                  -
     Related deferred policy acquisition costs                                          (50,300)          (112,026)
     Related present value of future profits on insurance acquired                       11,639                  -
     Related deferred income taxes                                                      (13,382)           (41,555)
--------------------------------------------------------------------------------------------------------------------
                     Balance, end of year                                           $    28,867         $   77,173
====================================================================================================================




In December 1995, securities with an estimated fair value and an amortized cost of $70.7 million and $67.7 million, respectively were reclassified from held-to-maturity to available-for-sale consistent with the transition provisions of the Financial Accounting Standards Board Special Report "A Guide to Implementation of Statement 115 on Accounting for Certain Debt and Equity Securities".

The amortized cost and estimated fair values of debt securities by contractual maturity at December 31, 1996 are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                        Available-for-sale                        Held-to-maturity
                                              ---------------------------------------------------------------------------------
                                                  Amortized         Estimated Fair         Amortized         Estimated Fair
                                                     Cost                Value                Cost                Value
-------------------------------------------------------------------------------------------------------------------------------
Due in one year or less                           $      47,136        $      47,520         $     9,562          $     9,727
Due after one year through five years                   384,967              396,911             122,675              125,576
Due after five years through ten years                1,607,585            1,616,822             260,462              271,399
Due after ten years                                   1,163,295            1,209,956             198,001              205,715
Mortgage-backed securities                            1,093,428            1,099,484                   -                    -
-------------------------------------------------------------------------------------------------------------------------------
           Total                                  $   4,296,411        $   4,370,693         $   590,700          $   612,417
===============================================================================================================================


Information relating to debt security sale transactions for the years ended December 31 are shown below (in thousands):


                                                                Available-for-sale
                                                     -----------------------------------------
                                                             1996                1995
----------------------------------------------------------------------------------------------
Proceeds from sales                                       $   1,990,175        $   1,575,695

Gross realized gains                                      $      46,092        $      54,877
Gross realized losses                                     $      42,759        $      12,216

There were no sales of held-to-maturity securities in 1996 or 1995.

National Life periodically lends certain U.S. government or corporate bonds to approved counterparties to enhance the yield of its bond portfolio. National Life receives cash collateral slightly higher than the market value of securities loaned. Collateral adequacy is evaluated daily and periodically adjusted for changes in the market value of securities loaned. The carrying values of securities loaned are unaffected by the transaction. Collateral held (included in cash and cash equivalents) and the corresponding liability for collateral held (included in other liabilities) were $159.4 million and $127.7 million at December 31, 1996 and 1995, respectively.

National Life also periodically enters into repurchase agreements on U.S. Treasury securities to enhance the yield of its bond portfolio. These transactions are accounted for as financings because the securities received at the end of the repurchase period are identical to the securities transferred. The repurchase liability is included in other liabilities and was $51.0 million at December 31, 1995. There were no open transactions at December 31, 1996.

MORTGAGE LOANS AND REAL ESTATE

The distributions of mortgage loans and real estate at December 31 were as follows:

                                                   Mortgage Loans            Real Estate
                                               ------------------------------------------------
                                                  1996         1995       1996        1995
                                               ------------------------------------------------
   GEOGRAPHIC REGION
   -----------------
   New England                                       5.0%        8.9%
   Middle Atlantic                                  10.1        14.6        -          0.1%
   East North Central                                9.4        12.0       19.6%      20.5
   West North Central                                3.9         2.8        0.1        0.1
   South Atlantic                                   28.9        29.2       42.0       48.6
   East South Central                                4.4         5.1        4.2        -
   West South Central                               11.5         2.4       29.5       27.0
   Mountain                                         17.6        15.8
   Pacific                                           9.2         9.2        4.6        3.7
   --------------------------------------------------------------------------------------------

           Total                                   100.0%      100.0%     100.0%     100.0%
   ============================================================================================

   PROPERTY TYPE
   -------------
   Residential                                       0.3%         -
   Apartment                                        23.4         27.3%
   Retail                                           19.5         27.7        10.5%      10.7%
   Office Building                                  34.9         27.0        11.3       10.2
   Industrial                                       19.9         15.3        71.6       73.4
   Hotel/Motel                                       1.1          1.4
   Other Commercial                                  0.9          1.3         6.6        5.7
   --------------------------------------------------------------------------------------------

           Total                                   100.0%       100.0%      100.0%     100.0%
   ============================================================================================

Mortgage loans and related valuation allowances at December 31 were as follows (in thousands):


                                                                  1996               1995
-------------------------------------------------------------------------------------------------
Unimpaired loans                                                   $ 876,994         $  615,359
Impaired loans without valuation allowances                            6,146             13,667
                                                           --------------------------------------
           Subtotal                                                  883,140            629,026
                                                           --------------------------------------
Impaired loans with valuation allowances                              31,167             29,341
Related valuation allowances                                          (7,283)            (8,475)
                                                           --------------------------------------
           Subtotal                                                   23,884             20,866
-------------------------------------------------------------------------------------------------
                     Total                                         $ 907,024         $  649,892
=================================================================================================

Impaired loans:
     Average recorded investment                                   $  40,161         $   41,483
     Interest income recognized                                    $   5,026         $    4,856
     Interest received                                             $   5,170         $    4,900




Impaired loans are mortgage loans where it is not probable that all amounts due under the contractual terms of the loan will be received. Impaired loans without valuation allowances are mortgage loans where the estimated fair value of the collateral exceeds the recorded investment in the loan. For these impaired loans, interest income is recognized on an accrual basis, subject to recoverability from the estimated fair value of the loan collateral. For impaired loans with valuation allowances, interest income is recognized on a cash basis.

Activity in the valuation allowances for impaired mortgage loans for the years ended December 31 were as follows (in thousands):


                                                                                       1996              1995
  -----------------------------------------------------------------------------------------------------------------
  Additions for impaired loans charged to realized losses                              $  3,944         $  2,240
  Impairment losses charged to valuation allowances                                      (7,559)          (6,671)
  Changes to previously established valuation allowances                                  2,423            3,367
  ----------------------------------------------------------------------------------------------------------------
             Decrease in valuation allowances                                            (1,192)          (1,064)
             Balance, beginning of year                                                   8,475            9,539
  ----------------------------------------------------------------------------------------------------------------
                       Balance, end of year                                            $  7,283         $  8,475
  ================================================================================================================

NET INVESTMENT INCOME

Net investment income is presented net of related investment expenses of $31.4 million and $32.5 million for the years ended December 31, 1996 and 1995, respectively.

NOTE 4 - INSURANCE IN-FORCE AND REINSURANCE

National Life reinsures certain risks assumed in the normal course of business. For individual life products, National Life generally retains no more than $3.0 million of risk on any person (excluding accidental death benefits and dividend additions). Reinsurance for life products is ceded under yearly renewable term, coinsurance, and modified coinsurance. National Life has assumed a small amount of yearly renewable term reinsurance from non-affiliated insurers. Disability income products are significantly reinsured under coinsurance and modified coinsurance.

National Life remains liable in the event any reinsurer is unable to meet its assumed obligations. National Life regularly evaluates the financial condition of its reinsurers and concentrations of credit risk of reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

The effects of reinsurance for the years ended December 31, were as follows (in thousands):

                                              1996           1995
   -------------------------------------------------------------------
   Insurance premiums:
           Direct premiums                 $  474,998     $  487,411
           Reinsurance assumed                    959            672
           Reinsurance ceded                  (69,671)       (69,856)
   -------------------------------------------------------------------
                                           $  406,286     $  418,227
   ===================================================================

   Policy benefits:
           Direct policy benefits          $  363,405     $  351,635
           Reinsurance assumed                     62              -
           Reinsurance ceded                  (65,903)       (73,512)
   -------------------------------------------------------------------
                                           $  297,564     $  278,123
   ===================================================================

   Policyowners' dividends:
           Direct policyowners'
           dividends                       $  112,050     $  104,845
           Reinsurance ceded                   (6,360)        (5,893)
   -------------------------------------------------------------------
                                           $  105,690    $    98,952
   ===================================================================

   Increase in policy liabilities:
           Direct increase in policy
           liabilities                     $  164,233     $  181,145
           Reinsurance assumed                    (20)             -
           Reinsurance ceded                    2,455          6,288
   -------------------------------------------------------------------
                                           $  166,668     $  187,433
   ===================================================================


NOTE 5 - INCOME TAXES

The components of income taxes and a reconciliation of the expected and actual income taxes and marginal and effective federal income tax rates for the years ended December 31 were as follows ($ in thousands):

                                                        1996                      1995
   ----------------------------------------------------------------------------------------------
                                                Amount        Rate        Amount        Rate
   ----------------------------------------------------------------------------------------------
   Current                                    $  45,603                 $  41,136
   Deferred                                     (13,646)                   (9,771)
   -------------------------------------------------------              ------------
           Income taxes                       $  31,957                 $  31,365
   =======================================================              ============

   Expected income taxes                      $  17,178         35.0%   $  27,777         35.0%
   Differential earnings amount                   6,007         12.2            -          -
   Net change in tax reserves                    10,290         21.0        4,233          5.3
   Other                                         (1,518)        (3.1)        (645)         (.8)
   ----------------------------------------------------------------------------------------------
           Income taxes                       $  31,957                 $  31,365
   =======================================================              ============
           Effective federal income tax rate                    65.1%                     39.5%
   ==========================================              ============              ============

Components of net deferred income tax assets at December 31 were as follows (in thousands):

                                                                                                1996               1995
   ----------------------------------------------------------------------------------------------------------------------------
   Deferred tax assets:
       Policy liabilities                                                                     $  160,933         $  122,832
       Other liabilities and accrued expenses                                                     47,703             44,960
       Other                                                                                      10,495             10,873
   ----------------------------------------------------------------------------------------------------------------------------
                        Total deferred income tax assets                                         219,131            178,665
   ----------------------------------------------------------------------------------------------------------------------------

   Deferred income tax liabilities:
       Deferred policy acquisition costs                                                         125,454            120,081
       Present value of future profits of insurance acquired                                      24,262                  -
       Net unrealized gain on available-for-sale debt and equity securities                       13,382             41,555
       Debt and equity securities                                                                  9,352              4,678
       Other                                                                                      13,167             10,427
   ----------------------------------------------------------------------------------------------------------------------------
                        Total deferred income tax liabilities                                    185,617            176,741
   ----------------------------------------------------------------------------------------------------------------------------

                        Net deferred income tax assets                                        $   33,514         $    1,924
   ============================================================================================================================


Management believes it is more likely than not that National Life will realize the benefit of deferred tax assets.

National Life's federal income tax returns are routinely audited by the IRS. The IRS has examined tax returns through 1993 and is currently examining the years 1994 and 1995. In management's opinion adequate tax liabilities have been established for all open years.

NOTE 6 - BENEFIT PLANS

National Life sponsors a qualified defined benefit pension plan covering substantially all employees. The plan is administered by National Life's Benefits Committee and is non-contributory, with benefits based on an employee's retirement age, years of service and compensation near retirement. National Life makes annual contributions to the plan of the maximum amount deductible for income tax purposes. Plan assets are primarily bonds and common stocks held in a National Life separate account and funds invested in an annuity contract issued by National Life.

National Life also sponsors other non-qualified pension plans, including a non-contributory defined benefit plan for general agents that provides benefits based on years of service and sales levels, a contributory defined benefit plan for certain employees, agents and general agents and a non-contributory defined supplemental benefit plan for certain executives. These non-qualified plans are not funded.

The status of the defined benefit plans at December 31, were as follows (in thousands):

                                                                            1996                             1995
                                                                ----------------------------------------------------------------
                                                                Funded plan    Unfunded plans    Funded plan    Unfunded plans
   -----------------------------------------------------------------------------------------------------------------------------
   Actuarial present value of benefit obligation:
     Vested                                                        $   83,362      $   63,255       $   76,764       $  62,981
     Non-vested                                                           476              19              444              15
   -----------------------------------------------------------------------------------------------------------------------------
   Accumulated benefit obligation                                  $   83,838      $   63,274       $   77,208       $  62,996
   -----------------------------------------------------------------------------------------------------------------------------

   Projected benefit obligation                                    $  108,564      $   66,402       $  102,525       $  67,473
   Plan assets at fair value                                          (97,566)              -          (90,095)              -
   -----------------------------------------------------------------------------------------------------------------------------
   Projected benefit obligation in excess of plan assets               10,998          66,402           12,430          67,473
   Unrecognized net gain (loss)                                           512          (1,292)          (2,527)         (2,538)
   -----------------------------------------------------------------------------------------------------------------------------
   Accrued pension cost (included in other liabilities)            $   11,510      $   65,110       $    9,903       $  64,935
   =============================================================================================================================



The components of net periodic pension cost for the years ended December 31, were as follows (in thousands):

                                                                                         1996                 1995
---------------------------------------------------------------------------------------------------------------------------
Service cost (benefits earned during the current period)                                $   4,384             $  3,706
Interest cost on projected benefit obligation                                              11,788               11,331
Actual return on plan assets                                                              (10,230)             (15,090)
Net amortization and deferrals                                                                (99)               5,438
---------------------------------------------------------------------------------------------------------------------------

Net periodic pension cost (included in operating expenses)                                $ 5,843             $  5,385
===========================================================================================================================

The actuarial assumptions used in determining pension benefit obligations at December 31, were as follows:

                                                              1996           1995
 -------------------------------------------------------------------------------------
 Discount rate                                                 7.00%          7.75%
 Rate of increase in future compensation levels                5.00%          5.00%
 Expected long term return on plan assets                      7.00%          7.75%
 -------------------------------------------------------------------------------------

National Life uses the straight-line method of amortization for prior service cost and unrecognized gains and losses.

National Life provides employee savings and 401(k) plans where up to 3% of an employee's compensation may be invested by the employee in either plan with matching funds contributed by the company. National Life also contributes various amounts of an employee's compensation (up to certain levels) to a 401(k) account. Additional voluntary employee contributions may be made to the plans subject to certain limits. Company contributions to these plans generally vest within two years.

National Life also sponsors four defined benefit postretirement plans. The plans provide medical and dental benefits and life insurance benefits to employees and agents. Substantially all employees and agents may be eligible for retiree benefits if they reach normal retirement age and meet certain minimum service requirements while working for National Life. Most of the plans are contributory, with retiree contributions adjusted annually, and contain cost sharing features such as deductibles and coinsurance. The plans are not funded and National Life pays for plan benefits on a current basis. The cost of these benefits is recognized as earned.

The plans' combined status at December 31, were as follows (in thousands):

                                                                                        1996               1995
----------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO):
    Retirees                                                                           $  13,902          $  14,003
    Fully eligible active plan participants                                                3,365              2,951
    Other active plan participants                                                         7,084              6,456
----------------------------------------------------------------------------------------------------------------------
          Total accumulated postretirement benefit obligation                             24,351             23,410

Unrecognized actuarial gain                                                                  930                338
Unrecognized prior service cost                                                           (1,296)            (1,368)
----------------------------------------------------------------------------------------------------------------------

Accrued postretirement benefit cost (included in other liabilities)                    $  23,985          $  22,380
======================================================================================================================


The components of net periodic postretirement benefit cost for the years ended December 31, were as follows (in thousands):

                                                                                       1996               1995
---------------------------------------------------------------------------------------------------------------------
Service cost (benefits earned during the current period)                               $    667           $    444
Interest cost on accumulated postretirement benefit obligation                            1,652              1,518
Amortization of prior service cost over 10 years                                             72                 72
---------------------------------------------------------------------------------------------------------------------

Net periodic postretirement benefit cost (included in operating expenses)              $  2,391           $  2,034
=====================================================================================================================



The discount rate used in determining the APBO was 7.0% for 1996 and 1995. The health care cost trend rates for 1997 are 6.8% and 7.2% for the employee and agent medical plans, respectively, and grade to 5% in year 2000 and remain level thereafter. Increasing the assumed health care trend rates by one percentage point in each year would increase the APBO by about $1.1 million and the 1996 service and interest cost components of net periodic postretirement benefit cost by about $0.1 million.

During 1995 plan amendments were enacted which increased some of the medical plan benefits for active and retired employees. These changes increased the APBO by approximately $1.4 million, which is amortized over the average remaining years of service of the plan participants of ten years.


NOTE 7 - DERIVATIVES

National Life purchases option contracts on the Standard & Poor's 500 (S&P 500) index to hedge obligations relating to equity indexed annuity products. When the S&P 500 index increases, increases in the intrinsic value of the purchased options are offset by increases in equity indexed annuities account values. When the S&P 500 index decreases, National Life's loss is limited to the premium paid for the options.

National Life purchases options only from highly rated institutions. However, in the event a counterparty failed to perform, National Life's loss would be equal to the fair value of the net options held from that counterparty.

The option premium is expensed over the term of the option. The amortization of the option premium and increases in the intrinsic value of purchased options are reflected in investment income. Interest credited includes amounts that would be credited on the next policy anniversary based on the S&P 500 index's value at the reporting date.

At December 31, 1996, National Life held purchased options with a notional amount of $61.1 million. These options had a net book value of $6.5 million, consisting of $3.0 million of net amortized cost and $3.5 million of intrinsic value.

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of financial instruments at December 31 were as follows (in thousands):

                                                           1996                                     1995
---------------------------------------------------------------------------------------------------------------------------
                                                                Estimated Fair                           Estimated Fair
                                            Carrying Value           Value           Carrying Value           Value
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                      $   268,235          $   268,235         $   310,905          $   310,905
Debt and equity securities:
      Available-for-sale                         4,393,046            4,393,046           3,240,480            3,240,480
      Held-to-maturity                             590,700              612,417             477,708              519,787
Mortgage loans                                     907,024              924,732             649,892              706,309
Policy loans                                       796,193              715,914             735,852              665,151
Derivatives                                          6,496                5,123                   -                    -

Investment products                              2,341,273            2,336,171             872,551              832,013
Debt                                                82,682               80,149              69,679               70,771



For cash and cash equivalents carrying value approximates estimated fair value.

Debt and equity securities estimated fair values are based on quoted values where available. Where quoted values are not available, estimated fair values are based on discounted cash flows using current interest rates of similar securities.

Mortgage loan fair values are estimated as the average of discounted cash flows under different scenarios of future mortgage interest rates (including appropriate provisions for default losses and borrower prepayments).

For variable rate policy loans the unpaid balance approximates fair value. Fixed rate policy loan fair values are estimated based on discounted cash flows using the current variable policy loan rate (including appropriate provisions for mortality and repayments).

Derivatives estimated fair values are based on quoted values.

Investment products include flexible premium annuities, single premium deferred annuities and supplementary contracts not involving life contingencies. Investment product fair values are estimated as the average of discounted cash flows under different scenarios of future interest rates of A-rated corporate bonds and related changes in premium persistency and surrenders.

Debt fair values are estimated values are based on discounted cash flows using current interest rates of similar securities.

NOTE 9 - DEBT

Debt consists of the following (in thousands):

                                                                                           1996                1995
---------------------------------------------------------------------------------------------------------------------------
National Life  - 8 1/4% Surplus Notes:
   $70 million, maturing March 1, 2024 with interest payable semi-annually on
   March 1 and September 1. The notes are unsecured and subordinated to all present and future indebtedness, policy claims and prior claims. The notes may be redeemed in whole or in part any time after March 1, 2004 at predetermined redemption prices. All interest and principal payments require prior written approval by the State of Vermont Department of Banking,
   Insurance, Securities and Health Care Administration.                                     $ 69,682            $ 69,679

LSW National Holdings, Inc. - 6.1% Term Note:
   maturing March 1, 2000 with interest payable semi-annually on March 1 and
   September 1.  The note is secured by subsidiary stock, includes certain
   restrictive covenants and requires annual payments of principal (see below).                13,000
---------------------------------------------------------------------------------------------------------------------------
   Total debt                                                                                $ 82,682            $ 69,679
===========================================================================================================================


The aggregate annual maturities of debt for the next five years are as follows:

    1997                                           $  2,600
    1998                                              4,400
    1999                                              3,000
    2000                                              3,000
    2001                                                  -


NOTE 10 - ACQUISITION

National Financial Services, Inc., a wholly-owned subsidiary of National Life, acquired a two-thirds interest in Life Insurance Company of the Southwest (LSW) located in Dallas, Texas on February 8, 1996. LSW is a financial services company specializing in annuities that is licensed in all states but New York and has assets of $1.8 billion. LSW's customer focus has been mainly on teachers and employees of non-profit institutions, with particular concentration in the west and the southwest.

The acquisition was accomplished by purchasing two-thirds of LSW Holdings Corporation, the owner of LSW. LSW Holdings Corporation was renamed LSW National Holdings, Inc. concurrent with the purchase. The purchase price was about $102 million in cash. The purchase resulted in the recording of an intangible asset for the present value of future profits of insurance acquired of $67.2 million.

The minority shareholders have the right to put their shares to National Life at specified prices in the event of certain contingencies during the first five years subsequent to closing and generally thereafter. Similarly, National Life has the right to call the minority shareholders' shares at specified prices. The specified prices are generally a function of GAAP equity or the original purchase price.

These consolidated financial statements include the financial position and operations of LSW National Holdings since the purchase, along with appropriate adjustments for minority interests, using the purchase method. Pro forma results had the acquisition occurred as of January 1, 1996 and 1995 are shown in the table below. These pro forma results are not necessarily indicative of the actual results which might have occurred had National Life owned LSW since that date.

                                                  1996         1995
-------------------------------------------------------------------------
Revenues                                       $  1,026,763  $ 1,060,948
Net income                                           17,356       45,905


Noncash investing activities relating to the acquisition that are not reflected in the consolidated statement of cash flow were as follows (in thousands):

Fair value of assets acquired, excluding cash acquired              $  1,144,694
Liabilities assumed                                                   (1,063,143)
----------------------------------------------------------------------------------
    Cash paid (net of cash acquired)                                $     81,551
==================================================================================



NOTE 11 - STATUTORY INFORMATION

National Life prepares statutory basis financial statements for regulatory filings with insurance regulators in all 50 states and the District of Columbia. A reconciliation of National Life Insurance Company's statutory surplus to GAAP retained earnings at December 31 and statutory net income to GAAP net income for the years ended December 31 were as follows (in thousands):


                                                 1996                         1995
                                     ----------------------------------------------------------
                                        Surplus/                     Surplus/
                                        Retained                     Retained
                                        Earnings     Net Income      Earnings     Net Income
-----------------------------------------------------------------------------------------------
Statutory surplus/net income (loss)     $  305,611       $ 11,684     $ 312,488       $ (3,757)

Asset valuation reserve                     57,054              -        55,570              -
Interest maintenance reserve                57,169          1,540        55,629         23,966
Surplus notes                              (69,681)            (3)      (69,678)            (3)
Non-admitted assets                         18,391              -        18,352              -

Investments                                 18,504            290         5,043          5,191
Deferred policy acquisition costs          443,583          3,970       439,613          2,097
Deferred income taxes                       58,737          9,179        42,934          9,341
Policy liabilities                        (193,798)        (9,874)     (179,310)        (4,335)
Policyowners' dividends                     62,528         (1,142)       63,670          2,725
Benefit plans                              (36,094)         4,403       (38,869)         1,244
Other changes, net                          (1,963)        (2,924)       (2,524)        11,529
-----------------------------------------------------------------------------------------------

GAAP retained earnings/net income       $  720,041       $ 17,123     $ 702,918       $ 47,998
===============================================================================================

The New York Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company and for determining solvency under the New York Insurance Law. No consideration is given by the Department to financial statements prepared in accordance with generally accepted accounting principles in making such determinations.

                           UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

      Article VI, Section 2 of the Bylaws of National Life Insurance Company ("National Life" or the "Company") provides that, in accordance with the provisions of the Section, the Company shall indemnify directors, officers and employees of the Company or any other corporation served at the request of the Company, and their heirs, executors and administrators, shall be indemnified to the maximum extent permitted by law against all costs and expenses, including judgments paid, settlement costs, and counsel fees, reasonably incurred in the defense of any claim in which such person is involved by virtue of his or her being or having been such a director, officer, or employee.

      The Bylaws are filed as Exhibit 1.A.(7) to this Registration Statement.

      Vermont law authorizes Vermont corporations to provide indemnification to directors, officers and other persons.

      National Life owns a directors and officers liability insurance policy covering liabilities that directors and officers of National Life and its subsidiaries and affiliates may incur in acting as directors and officers.

      Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or other controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                  REPRESENTATION RELATING TO FEES AND CHARGES

      National Life Insurance Company ("the Company") hereby represents that the fees and charges deducted under the variable life insurance policies described in the prospectuses contained in this registration statement are, in the aggregate, reasonable in relationship to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                     PART II

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.


      The facing sheet.
      The prospectus consisting of ____ pages.
      Undertaking to file reports.
      Rule 484 undertaking.
      Representation relating to fees and charges
      The signatures.
      Written consents of the following persons:
            (a) D. Russell Morgan, Esq.
            (b) Kiri Parankirinathan, A.S.A., M.A.A.A.
            (c) Sutherland, Asbill & Brennan,LLP.
            (d) PricewaterhouseCoopers LLP.


      The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

      1.
        A.


         (1) Resolutions of the Board of Directors of National Life Insurance Company establishing the National Variable Life Insurance Account.**
         (2)     Not Applicable.
         (3)     (a)    Form of Distribution Agreement between National Life
                        Insurance Company and Equity Services, Inc.****
                 (b)(1) Form of Equity Services, Inc. Branch Office Supervisor
                        Contract**
                 (b)(2) Form of Equity Services, Inc. Registered Representative
                        Contract**
                 (c)    Schedule of Sales Commissions.
         (4)     Not Applicable.
         (5)     (a)    Specimen Sentinel Estate Provider Policy Form (Sex
                        Distinct)+++
                 (b)    Supplemental Term Insurance Rider+++
                 (c)    Endorsement for Unisex Policies+++
         (6)     (a)    Charter documents of National Life Insurance Company.**
                 (b)    Bylaws of National Life Insurance Company.**
         (7)     Not Applicable.
         (8)     (a)    Form of Participation Agreement by and among Market
                        Street Fund, Inc., National Life Insurance Company and
                        Equity Services, Inc.***
                 (a)(2) Form of Amendment No. 2 to Participation Agreement
                        among Market Street Fund, Inc., National Life Insurance
                        Company and 1717 Capital Management Company (formerly
                        PML Securities Company*****
                 (a)(3) Form of Amendment No. 3 to Participation Agreement
                        among Market Street Fund, Inc., National Life Insurance
                        Company and 1717 Capital Management Company (formerly
                        PML Securities Company) ++
                 (a)(4) Form of Amendment No. 4 to Participation Agreement
                        among Market Street Fund, Inc., National Life Insurance
                        Company, 1717 Capital Management Company (formerly
                        PML Securities Company) and LSW

                 (b) Form of Participation Agreement by and among The Alger American Fund, National Life Insurance Company and Fred Alger and Company***
                 (b)(2) Form of Amended Schedule A to the Participation
                        Agreement by and among The Alger American Fund, National Life Insurance Company and Fred Alger and Company+
                 (b)(3) Form of Amendment No. 2 to the Participation Agreement
                        by and among The Alger American Fund, National Life Insurance Company and Fred Alger and Company++
                 (b)(4) Form of Amendment No. 3 to the Participation Agreement
                        by and among The Alger American Fund, National Life Insurance Company, Fred Alger and Company and LSW

                 (c) Form of Shareholder Services Agreement by and among National Life Insurance Company and American Century Investment Management, Inc.*****

                 (d) Form of Participation Agreement by and among National Life Insurance Company, Goldman Sachs Variable Insurance Trust and Goldman Sachs & Co.*****
                 (d)(1) Form of Amended Schedules to the Participation
                        Agreement by and among National Life Insurance Company, Goldman Sachs Variable Insurance Trust and Goldman Sachs & Co.*****
                 (d)(2) Form of Amended Schedules to the Participation
                        Agreement by and among National Life Insurance Company, Goldman Sachs Variable Insurance Trust and Goldman Sachs & Co.

                 (e) Form of Participation Agreement by and among National Life Insurance Company and J. P. Morgan Series Trust II*****

                 (f) Form of Participation Agreement by and among National Life Insurance Company, Neuberger & Berman Advisers Managers Trust, Advisers Managers Trust, and Neuberger & Berman Management Incorporated*****

         (9)     Not Applicable.
         (10)(a) Sentinel Benefit Provider Application Form.+++
         (11) Memorandum describing issuance, transfer and redemption procedures.
      2. Opinion and Consent of D. Russell Morgan, as to the legality of the securities being offered.
      3. Not Applicable.
      4. Not Applicable.
      5. Not Applicable.

      6. Opinion and Consent of Kiri Parankirinathan, A.S.A., M.A.A.A., as to actuarial matters pertaining to the securities being registered.
      7. (a)     Consent of PricewaterhouseCoopers LLP.
         (b)     Consent of Sutherland, Asbill & Brennan, LLP.
      8. Powers of Attorney for Directors.+++
         A.      Robert E. Boardman
         B.      David R. Coates
         C.      Benjamin F. Edwards III
         D.      Earle H. Harbison
         E.      Roger B. Porter
         F.      E. Miles Prentice III
         G.      Thomas P. Salmon
         H.      A. Gary Shilling
         I.      Patricia K. Woolf


-----------------------------
*To be filed by Amendment

**Incorporated herein by reference to the Form S-6 Registration Statement (File
  No. 33-91938) for National Variable Life Insurance Account (VariTrak) filed on May 5, 1995.

***Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form
   S-6 Registration Statement (File No. 33-91938) for National Variable Life Insurance Account (VariTrak) filed December 29, 1995.

****Incorporated herein by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement (File No.33-91938) for National Variable Life Insurance Account (VariTrak) filed March 12, 1996, Accession Number 0000950133-96-000202

*****Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement (File No. 333-44723) for National Variable Life Insurance Account (Sentinel Estate Provider filed April 16, 1998), Accession Number 0000950133-98-001468

+Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form
 N-4 Registration Statement (file No. 333-19583) for National Variable Annuity Account II (Sentinel Advantage) filed May 28, 1997.

++Incorporated herein by referenced to Pre-Effective Amendment No. 1 to the Form
  N-4 Registration Statement (File No. 333-47363 ) for LSW Variable Annuity Account I (RetireMax) filed July 31, 1998.

+++Incorporated herein by reference to the S-6 Registration Statement (File No.
   333-67003) filed on November 9, 1999.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Registrant, National Variable Life Insurance Account, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Montpelier and the State of Vermont, on the 29th day of January, 1999.

                                        NATIONAL VARIABLE LIFE
                                        INSURANCE ACCOUNT (Registrant)

                                        By: NATIONAL LIFE INSURANCE COMPANY



Attest: /s/ Christine M. Bilbrey        By: /s/ Patrick E. Welch
       -------------------------           ---------------------------
         Christine M. Bilbrey                Patrick E. Welch
         Assistant Secretary                 Chairman of the Board and
                                             Chief Executive Officer

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, National Life Insurance Company has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal fixed and attested, in the City of Montpelier and the State of Vermont, on the 29th day of January, 1999.

                                          NATIONAL LIFE INSURANCE COMPANY
(SEAL)                                        (Depositor)


Attest: /s/ Christine M. Bilbrey          By: /s/ Patrick E. Welch
       -------------------------             ---------------------------
       Christine M. Bilbrey                  Patrick E. Welch
       Assistant Secretary                   Chairman of the Board and
                                             Chief Executive Officer


      Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signature                                Title                                             Date
---------                                -----                                             ----


/s/ Patrick E. Welch                     Chairman of the Board and                         1/29/99
---------------------                    and Chief Executive Officer,                     ---------
Patrick E. Welch                         and Director



/s/ Thomas H. MacLeay                    President & Chief Operating                       1/29/99
-----------------------                  Officer, and Director                            ---------
Thomas H. MacLeay


/s/ William A. Smith                     Executive Vice President &                        1/29/99
-----------------------                  Chief Financial Officer                          ---------
William A. Smith


Robert E. Boardman*                      Director
------------------                                                                        ---------
Robert E. Boardman



David R. Coates*                         Director
----------------                                                                          ---------
David R. Coates

Benjamin F. Edwards III*                 Director
-----------------------                                                                   ------------
Benjamin F. Edwards III



Charles H. Erhart, Jr.*                  Director
----------------------                                                                    -------------
Charles H. Erhart, Jr.


Earle H. Harbison, Jr.*                  Director
----------------------                                                                    -------------
Earle H. Harbison, Jr.


Roger B. Porter*                         Director
----------------
Roger B. Porter                                                                           -------------


E. Miles Prentice, III*                  Director
-----------------------                                                                   -------------
E. Miles Prentice, III


Thomas P. Salmon*                        Director
-----------------                                                                         -------------
Thomas P. Salmon


A. Gary Shilling*                        Director
-----------------                                                                         -------------
A. Gary Shilling


                                         Director
Thomas R. Williams                                                                        -------------



Patricia K. Woolf*                       Director
------------------                                                                        -------------
Patricia K. Woolf




*By  /s/ Patrick E. Welch                              Date:  January 29, 1999
   -----------------------------
   Patrick E. Welch
   Pursuant to Power of Attorney

                                 Exhibit Index


1.
    A.
        (3)     (c)     Schedule of Sales Commissions

        (8)     (a)     (4)     Form of Amendment No. 4 to Participation
Agreement among Market Street Fund, Inc., National Life Insurance Company, 1717 Capital Management Company (formerly PML Securities Company) and LSW.

        (8)     (b)     (4)     Form of Amendment No. 3 to Participation
Agreement by and among The Alger American Fund, National Life Insurance Company, Fred Alger and Company and Life Insurance Company of the Southwest
(LSW).

        (8)     (d)     (2)     Form of Amended Schedules to the Participation
Agreement by and among National Life Insurance Company, Goldman Sachs Variable Insurance Trust and Goldman Sachs & Co.

        (11) Memorandum describing issuance, transfer and redemption procedures.

2. Opinion and Consent of D. Russell Morgan, as to the legality of the securities being offered.

6. Opinion and Consent of Kiri Parankirinathan, A.S.A., M.A.A.A., as to actuarial matters pertaining to the securities being registered.

7.  (a)         Consent of PricewaterhouseCoopers LLP

    (b)         Consent of Sutherland, Asbill & Brennan, LLP